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TABLE OF CONTENTS2

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

As confidentially submitted to the Securities and Exchange Commission on March 7, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission file number:

Grindrod Shipping Holdings Ltd.* (Exact name of registrant as specified in its charter)
*
The registrant is currently a private company named Grindrod Shipping Holdings Pte. Ltd. incorporated under the Singapore Companies Act and will be converted into a public company named Grindrod Shipping Holdings Ltd. incorporated under the Singapore Companies Act in connection with the spin-off described in this registration statement.

(Not Applicable) (Translation of the registrant's name into English)
Republic of Singapore (Jurisdiction of incorporation or organization)
#03-01 Southpoint 200 Cantonment Road Singapore 089763 (Address of principal executive offices)

With copies to:
Martyn Wade
Tel: 65 6632 1315
Fax: 65 6323 0046
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
and
Joshua Wechsler Fried, Frank, Harris, Shriver & Jacobson LLP Tel: (212) 859-8000 Fax: (212) 859-4000 One New York Plaza New York, New York 10004 United States
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☐ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☐ No

GRIN-001

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

EXPLANATORY NOTE

The Spin-Off

The board of directors of Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent, approved the investigation of the demerger of its shipping business, which we refer to as the Spin-Off, on August 23, 2017. The board of directors of Parent passed the resolution necessary to implement the Spin-Off on                    , 2018. It is expected that on or around                    , 2018, or the Closing Date, Parent will sell all of the shares it holds in its wholly-owned subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping Holdings Pte. Ltd., or Grindrod Shipping, a newly formed entity incorporated in accordance with the laws of the Republic of Singapore, created to hold Parent's shipping business, in exchange for a market related consideration that will be settled by way of the issuance by Grindrod Shipping of compulsorily convertible notes, or the Convertible Notes, to Parent, which will be distributed to Parent's shareholders in the Spin-Off as described below. In the first quarter of 2018, we sold two of GSSA's businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, to another Parent subsidiary and such businesses will not be part of our results of operations for periods following the Spin-Off, however, the proceeds from these sales will remain with us following the Spin-Off. On the Closing Date, pursuant to Parent board authorization, Parent will make a distribution in specie consisting of the Convertible Notes to be distributed on the Closing Date pro rata to all of Parent's ordinary shareholders. Parent's ordinary shareholders will receive one Convertible Note for every 40 shares of Parent's ordinary shares. The Convertible Notes will immediately and automatically convert into ordinary shares in Grindrod Shipping following the distribution of the Convertible Notes to Parent's ordinary shareholders. Each Convertible Note will convert into one ordinary share of Grindrod Shipping with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they hold their Parent ordinary shares immediately following the consummation of the Spin-Off. No fractional Convertible Notes or ordinary shares of Grindrod Shipping will be issued in connection with the Spin-Off. Fractional interests will be reduced down to the nearest whole number and Parent ordinary shareholders will receive a cash payment, in South African rand, for the fractional interest. See "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off".

Our Company

As of the Closing Date, Parent and Grindrod Shipping will become independent, publicly traded companies and will have separate public ownership. Grindrod Shipping has appointed its own board of directors, a majority of whom will not overlap with Parent's board of directors. Grindrod Shipping will have the same management team that currently operates Parent's shipping business and will not be managed by Parent or any of Parent's shareholders, except to the extent that a member of senior management is a beneficial owner of Parent's ordinary shares and receives ordinary shares in the Spin-Off.

On November 2, 2017, Grindrod Shipping Holdings Pte. Ltd., was incorporated as a private company in accordance with the laws of the Republic of Singapore. On or around the Closing Date, Grindrod Shipping Holdings Pte. Ltd. will convert into Grindrod Shipping Holdings Ltd., a public company incorporated in accordance with the laws of the Republic of Singapore.

This registration statement on Form 20-F relates to the registration of Grindrod Shipping ordinary shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Grindrod Shipping intends to submit an application for its ordinary shares to be approved for listing on the NASDAQ Global Select Market, or NASDAQ. Grindrod Shipping will also apply in South Africa for its shares to be admitted to the official list of the JSE Limited, or the JSE, and its ordinary shares are expected to be listed and quoted on the Main Board of the JSE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our combined financial statements and, unless otherwise indicated, other financial information concerning us included in this registration statement, are presented in U.S. dollars. We have prepared our combined financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Our audited combined financial statements as of and for the years ended December 31, 2016 and December 31, 2015 are presented as combined financial statements and have been derived from combining

i

GRIN-002

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

the financial statements of Parent's wholly-owned shipping business subsidiaries, GSPL and GSSA, that we will acquire immediately prior to the Spin-Off. In addition, the combined financial statements include components of Parent's shipping business which will not be transferred to us in the Spin-Off. In the first quarter of 2018, we sold two of GSSA's businesses, OACL and Unicorn Bunker, to another Parent subsidiary and such businesses will not be part of our results of operations for periods following the Spin-Off, however, the proceeds from these sales will remain with us following the Spin-Off. The historical combined financial information has been prepared with the objective of presenting the results and net assets of Grindrod Shipping over the periods presented. Consequently, this historical combined financial information may not necessarily be indicative of the financial performance that would have been achieved had Grindrod Shipping operated as a stand-alone entity for the periods presented. Furthermore, it may not be indicative of the financial results in future periods.

Unaudited Pro Forma Condensed Financial Information

The historical column in the unaudited pro forma condensed statement of financial position and statement of profit or loss included in this registration statement has been derived from the audited combined financial statements of GSPL and GSSA included elsewhere in this registration statement as of and for the fiscal year ended December 31, 2016 and gives effect to the Spin-Off and the sale of OACL and Unicorn Bunker to another Parent subsidiary. Grindrod Shipping's unaudited pro forma condensed financial information, or the Unaudited Pro Forma Condensed Financial Information, does not represent the actual financial position or results of operations of Grindrod Shipping as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the Unaudited Pro Forma Condensed Financial Information does not purport to project Grindrod Shipping's results of operations or financial position for any future period or as of any future date. See "Item 18. Financial Statements—Unaudited Pro Forma Condensed Financial Information".

DEFINED TERMS AND CONVENTIONS

In this registration statement, unless otherwise indicated, all references to "we", "us," "our" and Grindrod Shipping refer to Grindrod Shipping Holdings Pte. Ltd. and its subsidiaries. Grindrod Shipping Holdings Pte. Ltd. is a private company incorporated under the laws of the Republic of Singapore and will convert, on or prior to the Closing Date, into Grindrod Shipping Holdings Ltd., a public company incorporated in accordance with the laws of the Republic of Singapore.

In this registration statement, all references to "Singapore" mean the Republic of Singapore, all references to "South Africa" mean the Republic of South Africa and all references to the "United States" and "U.S." mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this registration statement, "R" and "Rand" refer to the South African Rand and "Rand cents" refers to subunits of the South African Rand, "$", "U.S.$" and "U.S. dollars" refer to United States dollars and "U.S. cents" refers to subunits of the U.S. dollar.

This registration statement contains descriptions of shipping and the shipping industry. In order to facilitate a better understanding of these descriptions, below is a glossary defining a number of technical and shipping terms as used in this registration statement.

Glossary of Shipping Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the shipping terms used in this registration statement.

Available days.    The total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.

Baltic Clean Tanker Index.    The Baltic Clean Tanker Index, or BCTI, is a daily index of charter rates for key clean tanker routes published by the Baltic Exchange Limited.

Baltic Dry Index.    The Baltic Dry Index, or BDI, is a leading daily drybulk charter market indicator published by the Baltic Exchange Limited, which combines information for handysize, supramax, panamax and capesize drybulk vessels.

GRIN-003

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Bareboat charter.    Charter for an agreed period of time during which the vessel owner provides only the vessel, while the charterer provides the crew, together with all stores and bunkers and pays all vessel operating costs, including maintenance and repairs.

Drybulk carrier.    Vessel designed to carry dry, loose cargoes in bulk.

Bunker(s).    Fuel, consisting principally of fuel oil and diesel, burned in the vessel's engines and certain ancillary equipment.

Capesize vessel.    Drybulk carrier with a capacity of about 130,000 to 200,000 dwt which, due to its size, must transit when loaded the Atlantic to the Pacific via Cape Horn or the Cape of Good Hope and is typically used for long voyages in the coal and iron ore trades.

Charter hire.    The basic payment from the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

Charterer.    A person, firm or company hiring or employing a vessel for the carriage of goods or other purposes.

Charter party.    A document containing all the terms and conditions of the contract between the owner of a vessel and a charterer for the use of a vessel, signed by both parties or their agents, for the hire of a vessel or the space in a vessel.

Commercial management.    Management of those aspects of vessel owning and operation that relate to obtaining economic value from the vessel which includes vessel financing, sale and purchase, chartering or vessel employment, voyage execution, insurance and claims handling, accounting and corporate administration.

Commercial pools.    A pooling of vessels for the purpose of economies of scale and where the earnings of each vessel in the pool are not determined by the specific voyages undertaken by the individual vessel but by an agreed allocation of the pooled earnings of all the vessels in the pool. A pool manager is responsible for the commercial operation of the commercial pool service.

Contract of affreightment.    A contract of affreightment, or COA, is similar to a voyage charter, but covers two or more shipments over an agreed period of time (this could be over a number of months or years) and a particular vessel is not necessarily specified.

Deadweight tonne, or dwt.    The unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tons) the vessel can carry, including cargo, bunkers, water, stores, spares and crew at a specified draft.

Demurrage.    An agreed amount payable to the vessel owner or disponent owner by the charterer when the agreed time allowed for loading or unloading cargo has been exceeded through no fault of the owner.

Disponent Owner.    A person or a company that is not registered as owner of a vessel, but who has control over the commercial operations of the vessel through a bareboat or time charter, and has, as a disponent owner, the right to "dispose of" the ship by sub-chartering it to a third party.

Drydocking.    The removal of a vessel from the water for inspection, maintenance and/or repair of parts that are normally submerged.

Flag state or Flagged.    The country where the vessel is registered.

Fleet utilization.    The percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in technically managing its vessels.

Forward freight agreement.    A forward freight agreement, or FFA, is a derivative instrument that can be used as a means of hedging exposure to charter rate market risk through the purchase or sale of specified time charter rates or freight rates for forward positions. Settlement is in cash, against a daily market index published by the Baltic Exchange.

GRIN-004

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Freight rates.    The revenue earned by a vessel owner or disponent owner pursuant to a voyage charter or a contract of affreightment.

Handysize drybulk vessel.    Drybulk carrier of less than 40,000 dwt which is commonly equipped with cargo gear such as cranes. This type of vessel carries principally minor bulk cargoes and limited quantities of major bulk cargoes. It is well suited for transporting cargoes to ports that may have draft restrictions or are not equipped with gear for loading or discharging cargoes.

IMO.    International Maritime Organization, the international United Nations advisory body on transport by sea.

In ballast.    The period of time during which a vessel performs a voyage without cargo on board.

Major bulk.    Drybulk cargoes such as iron ore, coal and grain.

Medium range tanker.    A tanker of about 25,000 dwt to 60,000 dwt.

Minor bulk.    Drybulk cargoes such as forest products, iron and steel products, fertilizers, agricultural products, minerals and petcoke, bauxite and alumina, cement, other construction materials and salt.

Newbuilding.    A vessel under construction or on order for construction.

Off-hire.    Period during which a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings.

Operating days.    Operating days are the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.

P&I.    Protection and indemnity insurance coverage taken by a vessel owner or charterer against third-party liabilities such as those arising from oil pollution, cargo damage, crew injury or loss of life.

Product tanker.    A tanker designed to carry refined petroleum products in bulk.

Spot market.    The market for immediate chartering of a vessel, usually for a single voyage or short-term trading.

Spot market-oriented pool.    A commercial pool that primarily employs vessels in the spot market.

Spot rate.    Charter rate agreed on the basis of the prevailing spot market.

Supramax vessel.    Drybulk carrier of about 40,000 dwt to 65,000 dwt, which is usually grab fitted and carries a wide variety of cargoes including major bulk and minor bulk cargoes.

Small tanker.    A tanker of about 10,000 dwt to 25,000 dwt.

Technical management.    Management of those aspects of vessel owning and operation that relate to the physical operation of a vessel, including the provision of crew, routine maintenance, repairs, drydocking, supplies of stores and spares, compliance with all applicable international regulations, safety and quality management, environment protection, newbuilding plan approval, newbuilding supervision, oversight of third-party contracted supervisors, and related technical and financial reporting.

Time charter.    Charter for an agreed period of time where the vessel owner or disponent owner as the case may be is paid on a per-day basis and is responsible for operating the vessel and paying the vessel operating costs while the charterer is responsible for paying the charter hire and the voyage costs and bears the risk of filling the vessel with cargo and any delays at port or during the voyage, except where caused by a defect of the vessel.

TCE Revenue or TCE.    TCE, or time charter equivalent, revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenues and voyage expenses as reported for our operating segments include a proportionate share of vessel revenues and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE revenue per day also

GRIN-005

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

includes the proportionate share of our joint ventures' operating days and also includes charter-in days. TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per-day amounts.

Tonnage.    A generic term referring to any kind of ocean-going cargo vessel or vessels.

Vessel operating costs.    Costs associated with technical management of the Fleet, including crew expenses; repairs and maintenance; insurance; and other such costs.

Voyage charters.    Charters under which a vessel owner or disponent owner is paid on the basis of transporting cargo from a load port to a discharge port and is responsible for paying vessel operating costs, voyage expenses, and charter hire costs, as applicable.

Voyage expenses.    All direct costs associated with operating a vessel between loading and discharge at the relevant ports. These expenses include pool distributions; fuel expenses; port expenses; and FFAs.

Conversion Rates

Certain information in this registration statement presented in Rand has been translated into U.S. dollars. Unless otherwise stated, the conversion rate for these translations is R13.69 per $1.00 which was the closing rate on December 31, 2016. By including the U.S. dollar equivalents, Grindrod Shipping is not representing that the Rand amounts actually represent the U.S. dollar amounts shown or that these amounts could be converted into U.S. dollars at the rates indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement and the exhibits to this registration statement contain forward-looking statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this registration statement and the exhibits to this registration statement, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this registration statement. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

  •
  our future operating or financial results;

  •
  the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

  •
  cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

  •
  changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

  •
  changes in the value of our existing vessels;

  •
  statements about business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

  •
  competition within the drybulk and tanker industries;

  •
  seasonal fluctuations within the drybulk and tanker industries;

  •
  our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

  •
  general economic conditions and conditions in the oil and coal industry;

v

GRIN-006

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  •
  our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

  •
  the failure of counterparties to our contracts to fully perform their obligations with us;

  •
  our ability to execute our growth strategy;

  •
  international political conditions;

  •
  potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

  •
  vessel breakdowns;

  •
  corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

  •
  fluctuations in interest rates and foreign exchange rates;

  •
  changes in the costs associated with owning and operating our vessels;

  •
  changes in, and our compliance with, governmental, tax, environmental, health and safety regulations;

  •
  potential liability from pending or future litigation;

  •
  our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

  •
  the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

  •
  our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

  •
  our dependence on key personnel;

  •
  our expectations regarding the availability of vessel acquisitions and our ability to complete acquisitions as planned;

  •
  adequacy of our insurance coverage;

  •
  effects of new technological innovation and advances in vessel design;

  •
  our ability to realize the benefits of the Spin-Off;

  •
  unforeseen costs and expenses related to the Spin-Off;

  •
  our ability to operate as an independent entity; and

  •
  the other factors set out in "Item 3. Key Information—Risk Factors".

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

Grindrod Shipping's ordinary shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) pursuant to a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore, or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act, Chapter 289 of Singapore, in each case subject to compliance with conditions set forth therein.

GRIN-007

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRIN-008

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

Directors

The table below details the names of, and information about, the individuals that are currently serving as, or that we expect to serve as, directors or alternate directors of Grindrod Shipping.

Name	Age	Position	Term Expires
Cato Brahde	63	Director / Chairman	First Annual General Meeting
Michael Hankinson(1)	68	Director	First Annual General Meeting
John Herholdt	69	Director	First Annual General Meeting
Quah Ban Huat	51	Director	First Annual General Meeting
Stephen Griffiths	57	Director	*
Pieter Uys(1)	55	Director	First Annual General Meeting
Martyn Wade	58	Director	*
Alternate Director:
Andrew Waller(1)(2)	57	Alternate Director	First Annual General Meeting

*
Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)
Currently also serves as a director of Parent. Following the Spin-Off, we expect that Messrs. Hankinson, Uys and Waller will continue to serve on Parent's board of directors.

(2)
Mr. Waller is expected to be an Alternate Director of Grindrod Shipping appointed by Mr. Hankinson. Mr. Waller will be entitled to notice of directors meetings and, if Mr. Hankinson is not present at a meeting, will be entitled to vote and will be counted in the quorum as a director. Mr. Waller will be entitled to attend, but not vote at, each meeting at which Mr. Hankinson is present.

The business address of each of the Directors and the Alternate Director is Grindrod Shipping's executive offices at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. Please see "Item 6. Directors, Senior Management and Employees" for more information about our Directors.

Senior Management

The table below details the names of, and information about, the individuals we expect to serve as members of the senior management of Grindrod Shipping, or the Executive Officers:

Name	Age	Position
Martyn Wade(1)	58	Chief Executive Officer
Stephen Griffiths(2)	57	Chief Financial Officer

(1)
Mr. Wade currently serves as both Chief Executive Officer of Parent's shipping business and Chief Executive Officer of Grindrod Shipping.

(2)
Mr. Griffiths currently serves as both Chief Financial Officer of Parent's shipping business and Chief Financial Officer of Grindrod Shipping.

The business address of the persons noted above is Grindrod Shipping's executive offices at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. Please see "Item 6. Directors, Senior Management and Employees" for more information.

Advisers

Grindrod Shipping's legal counsel as to matters of U.S. law is Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, 10004, United States. Grindrod Shipping's legal counsel as to matters of South African law is ENSafrica, 150 West Street, Sandton, Johannesburg 2196, South Africa. Grindrod Shipping's legal counsel as to matters of Singapore law is Wong Tan & Molly Lim LLC, 80 Robinson Road, #17-02, Singapore 068898 with Watson Farley and Williams LLP, 6 Battery Road #28-00, Singapore 049909 as Singapore-based coordinating counsel.

GRIN-009

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Auditors

Grindrod Shipping's auditors are Deloitte & Touche LLP, 6 Shenton Way, #33-00, Singapore 068809. Deloitte & Touche LLP is an independent registered public accounting firm registered with the Public Company Accounting Oversight Board.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Offer Statistics

Not applicable.

Method and Expected Timetable

Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

The selected historical combined financial data set out below as of and for the years ended December 31, 2016 and December 31, 2015 have been derived from the combined financial statements of GSSA and GSPL for those periods and as of those dates and the related notes included elsewhere in this filing. See "Item 5. Operating and Financial Review and Prospects" for additional information. The other operating data presented has been calculated as described in the footnotes to the table below. This table contains certain information regarding TCE revenue per day, which is a non-GAAP measure. For a discussion and reconciliation of this measure, see "Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures".

	Year Ended December 31,
(In thousands of U.S. dollars, except Other Operating Data)	2016	2015
Summary Combined Statements of Profit or Loss Data
Revenue	$371,532	$434,439
Cost of sales	(365,735)	(407,577)

Gross profit	5,797	26,862
Other operating income	5,687	6,142
Administrative expenses	(30,140)	(27,670)
Share of losses of joint ventures	(3,472)	(18,748)
Interest income	5,260	3,101
Interest expense	(4,899)	(4,448)
Other operating expenses	(18,093)	(71,829)

Loss before taxation	(39,860)	(86,590)
Income tax expense	(3,849)	(3,764)

Loss for the year	$(43,709)	$(90,354)

Summary Combined Statement of Financial Position
Cash and bank balances	$67,711	$75,485
Total assets	590,150	578,731
Current liabilities	141,655	166,367
Non-current liabilities	85,400	13,281

Total liabilities	227,059	179,648
Total equity	363,095	399,083

GRIN-010

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The following table sets forth certain other operating data for our drybulk carriers and tanker businesses. This data should be read together with Item 5. Operating and Financial Review and Prospects.

	Year Ended December 31,
	2016	2015
Other Operating Data
Drybulk Carriers Business
Handysize Segment Data
Calendar days(1)	7,625	7,883
Available days(2)	7,559	7,762
Operating days(3)	7,460	7,692
Fleet utilization(4)	98.7%	99.1%
Vessels operating at period end(5)	20.4	21.1
Handysize Segment Average Daily Results
TCE per day(6)	$5,888	$7,487
Vessel operating costs per day(7)	$5,091	$5,153
Supramax Segment Data
Calendar days(1)	7,700	7,952
Available days(2)	7,700	7,952
Operating days(3)	7,654	7,774
Fleet utilization(4)	99.4%	97.8%
Vessels operating at period end(5)	20.9	21.3
Supramax Segment Average Daily Results
TCE per day(6)	$7,860	$10,232
Vessel operating costs per day(7)	$4,433	$4,297
Tankers Business
Medium Range Tankers Segment Data
Calendar days(1)	3,140	3,288
Available days(2)	3,140	3,288
Operating days(3)	3,140	3,271
Fleet utilization(4)	100%	99.5%
Vessels operating at period end(5)	9	8
Medium Range Tankers Segment Average Daily Results
TCE per day(6)	$13,902	$20,569
Vessel operating costs per day(7)	$7,581	$8,634
Small Tankers Segment Data
Calendar days(1)	1,657	2,163
Available days(2)	1,603	2,136
Operating days(3)	1,572	2,096
Fleet utilization(4)	98.1%	98.2%
Vessels operating at period end(5)	5	5
Small Tankers Segment Average Daily Results
TCE per day(6)	$12,154	$11,291
Vessel operating costs per day(7)	$8,127	$8,357

(1)
Calendar days:    total calendar days the vessels were in our possession for the relevant period.

(2)
Available days:    total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.

(3)
Operating days:    the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.

GRIN-011

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

(4)
Fleet utilization:    the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in technically managing its vessels.

(5)
Vessels operating at period end:    reflects the total amount of wholly-owned vessels we own at period end, as well as our proportionate ownership of vessels that we own through our joint ventures.

(6)
TCE per day:    vessel revenues less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenues per day includes the proportionate share of our joint ventures' operating days and includes charter-in days. Please see "Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures" for a discussion of TCE revenue and a reconciliation of TCE revenue to revenues.

(7)
Vessel operating costs per day:    Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating expense per day includes the proportionate share of our joint ventures' vessel operating costs and calendar days and excludes charter-in days.

Summary Unaudited Pro Forma Condensed Financial Information

The table below presents summary unaudited pro forma condensed financial information. We derived the summary unaudited pro forma condensed statements from the unaudited pro forma condensed statement of profit or loss for the year ended December 31, 2016 and the unaudited pro forma condensed statement of financial position as of December 31, 2016. The summary unaudited pro forma condensed financial information set forth below should be read in conjunction with the information under "Item 3. Key Information—Selected Financial Data," "Item 5. Operating and Financial Review and Prospects" and our historical annual combined financial statements and related notes thereto included in "Item 18. Financial Statements—Historical Combined Financial Statements." In the first quarter of 2018, we sold two of GSSA's businesses, OACL and Unicorn Bunker, to another Parent subsidiary and such businesses will not be part of our results of operations for periods following the Spin-Off, however, the proceeds from these sales will remain with us following the Spin-Off. The unaudited pro forma condensed statements of profit or loss has been adjusted to give effect to these transactions as if they had occurred or became effective as of January 1, 2016. The unaudited pro forma condensed statement of financial position has been adjusted to give effect to these transactions as though the transactions had occurred as of December 31, 2016. In addition, the assumptions and estimates underlying the unaudited adjustments to the pro forma condensed financial statements are described in the accompanying notes, which should be read together with the pro forma condensed financial statements. See "Item 18. Financial Statements—Unaudited Pro Forma Condensed Financial Information".

(In thousands of U.S. Dollars)	Year Ended December 31, 2016
Revenue	$316,087
Cost of sales	(329,136)
Gross profit (loss)	(13,049)
Loss for the period	(47,174)
Total assets as of December 31, 2016	567,799
Total equity and liabilities as of December 31, 2016	567,799

Capitalization and Indebtedness

The following table presents Grindrod Shipping's capitalization as of December 31, 2016.

The information below is not necessarily indicative of what Grindrod Shipping's capitalization or indebtedness would have been had the Spin-Off been completed as of December 31, 2016. In addition, it is not indicative of Grindrod Shipping's future capitalization or indebtedness. This table should be read in

GRIN-012

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

conjunction with the Historical Combined Financial Statements, and related notes thereto, included elsewhere in this registration statement. See "Item 18. Financial Statements".

(in thousands of U.S. dollars)	As of December 31, 2016
Debt
Short-term borrowings (secured)	$34,137
Long-term borrowings (secured)	78,408

Total Debt	112,545
Total Equity	363,095

Total Capitalization	$475,640

Reasons for the Offer and Use of Proceeds

Not applicable.

GRIN-013

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

RISK FACTORS

In addition to the other information included in this registration statement, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, or cash flows, or ability to pay dividends, or future prospects, or financial performance, resulting in a decline in the trading price of Grindrod Shipping's ordinary shares. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this registration statement.

Risks Related to Our Industry

Weak economic conditions throughout the world, in particular in China and the rest of the Asia-Pacific region, could negatively affect the markets in which we operate which could have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to obtain financing.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including recent turmoil and hostilities in various regions, including Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa. The weakness in the global economy has caused, and may cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Additionally, there has historically been a strong link between the development of the world economy and demand for energy, including oil and gas, and other commodities. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and other commodities and for our services. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, Europe and other parts of the world have exhibited weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk and liquid bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have decreased to approximately 6.7% for the year ended December 31, 2016, which is China's lowest growth rate for the past five years, and continues to remain below pre-2008 levels although the overall level of demand for seaborne cargoes from China has increased since 2008. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

Global financial markets and economic conditions have been and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it challenging to obtain additional financing. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt

GRIN-014

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required to implement our business strategy, or that we will be able to refinance our credit facilities in due course, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they become due or we may be unable to enhance our existing business, acquire newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or affect our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with possible further declines in charter rates and vessel values, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. In particular, lower demand growth for drybulk and tanker cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers and tankers, creating downward pressure on charter rates, the spot market and vessel values. These global economic conditions have and may continue to have a number of adverse consequences for drybulk, tanker and other shipping sectors, including, among other things:

  •
  low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

  •
  decreases in the market value of drybulk carriers and tankers and limited second-hand market for the sale of vessels;

  •
  limited financing for vessels;

  •
  widespread loan covenant defaults; and

  •
  declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Charter rates for drybulk carriers are volatile and have declined significantly since their historic highs and may remain at relatively low levels or decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, the downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter rates for drybulk carriers have declined significantly from historically high levels. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.6% from its high of almost 12,000 in June 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2016, the BDI fluctuated in a range between 290, the lowest level it has ever reached, and 1,257. As of September 30, 2017, the BDI was 1,356.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major drybulk commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover, we are exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity, and we may employ our vessels in these short-term markets at lower rates. Alternatively, charter rates available in the spot market may be insufficient to enable our

GRIN-015

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

vessels to operate profitably. A significant decrease in charter rates would adversely affect asset values and our profitability, cash flows and ability to pay dividends, if any, in the future, on our ordinary shares, and capital and interest on our indebtedness. Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our combined financial statements which could adversely affect our financial results.

Factors that influence demand for drybulk carrier capacity include:

  •
  supply of and demand for energy resources, commodities, consumer and industrial products;

  •
  changes in the exploration or production of energy resources, commodities, consumer and industrial products;

  •
  the location of regional and global production and manufacturing facilities;

  •
  the location of consuming regions for energy resources, commodities, consumer and industrial products;

  •
  the globalization of production and manufacturing;

  •
  global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

  •
  disruptions and developments in international trade;

  •
  the cost of steel and labor;

  •
  the cost and availability of financing;

  •
  changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

  •
  environmental and other regulatory developments;

  •
  competition from alternative sources of energy;

  •
  international sanctions, embargoes, import and export restrictions, nationalizations and wars;

  •
  currency exchange rates; and

  •
  weather and natural disasters.

Factors that influence the supply of drybulk carrier capacity include:

  •
  the number of newbuilding orders and deliveries, including slippage in deliveries;

  •
  the number of shipyards and ability of shipyards to deliver vessels;

  •
  port or canal congestion;

  •
  the scrapping rate of older vessels;

  •
  speed of vessel operation;

  •
  vessel casualties;

  •
  weather; and

  •
  the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world's economies, mainly China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea.

GRIN-016

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Charter rates for tankers are volatile, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The tanker industry is cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to employ our vessels or to sell them on the expiration or termination of their employment, or any renewal or replacement employment that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products and other liquid bulk cargoes. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The BCTI, an index of daily average of charter rates for key clean tanker routes published by the Baltic Exchange Limited, which has long been viewed as a main benchmark to monitor the movements of the clean tanker vessel charter market and the performance of the entire clean tanker shipping market, declined approximately 82.3% from its high of 1,955 in December 2000 to 345 in April 2009 and has remained volatile since then. During the year ended December 31, 2016, the BCTI fluctuated in a range between 346, nearly the lowest level it has ever reached, and 719. As of September 30, 2017, the BCTI was 667.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major large bulk liquid commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover, we are exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would adversely affect asset values and our profitability, cash flows and ability to pay dividends, if any, in the future, on our ordinary shares, and capital and interest on our indebtedness. Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our combined financial statements which could adversely affect our financial results.

The factors that influence demand for clean tanker capacity include:

  •
  supply of and demand for energy resources, oil and petroleum products and other liquid bulk cargoes;

  •
  regional availability of refining capacity and inventories;

  •
  regional production of liquid bulks such as vegetable oils and chemicals;

  •
  global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

  •
  the location of consuming regions for energy resources, commodities, consumer and industrial products;

  •
  the distance over which oil and oil products and other liquid bulk cargoes are to be moved by sea;

  •
  the cost of steel and labor;

  •
  the cost and availability of financing;

  •
  changes in seaborne and other transportation patterns;

  •
  environmental and other legal and regulatory developments;

  •
  weather and natural disasters;

  •
  competition from alternative sources of energy;

  •
  currency exchange rates; and

  •
  international sanctions, embargoes, import and export restrictions, nationalizations and wars.

GRIN-017

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The factors that influence the supply of tanker capacity include:

  •
  supply of and demand for energy resources and oil and petroleum products and other liquid bulk cargoes;

  •
  the number of newbuilding orders and deliveries, including slippage in deliveries;

  •
  the number of shipyards and ability of shipyards to deliver vessels;

  •
  the scrapping rate of older vessels;

  •
  conversion of tankers to other uses;

  •
  the number of tankers trading crude or "dirty" oil products (such as fuel oil);

  •
  the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for storage purposes or otherwise not available for hire;

  •
  environmental concerns and regulations;

  •
  geographical oil product and other liquid bulk cargo imbalances (affecting the level of trading activity);

  •
  developments in international trade, including refinery additions and closures;

  •
  port or canal congestion;

  •
  vessel casualties;

  •
  weather; and

  •
  speed of vessel operation.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up, include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products and other liquid bulk cargoes to be transported by sea. Given the number of new tankers currently on order with the shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The fair market values of our drybulk carriers and tankers are volatile and may decline in the future, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell a vessel following a decline in its market value.

The fair market values of our drybulk carriers and tankers have generally experienced high volatility and have declined significantly from time to time. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

  •
  prevailing levels of charter rates;

  •
  general economic and market conditions affecting the shipping industry;

  •
  competition from varying types and sizes of vessels;

  •
  the ages of vessels;

  •
  the supply of and demand for vessels;

  •
  other modes of transportation;

  •
  the cost of newbuildings;

  •
  governmental and other regulations;

GRIN-018

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  •
  the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

  •
  bunker prices; and

  •
  competition from other shipping companies.

If the fair market values of our vessels decline, the amount of funds we may draw down under our credit facilities may be limited and we may not be in compliance with certain covenants contained in our credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on the mortgaged vessels in our Fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel's carrying value on our combined financial statements, resulting in a loss on sale and a reduction in earnings. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources".

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our business, financial condition, cash flows and results of operations.

In order to maintain a young fleet we are required to replace older vessels with newer ones over time. In order to do so, we will grow our fleet by entering into long-term chartering and newbuildings contracts and making acquisitions and disposals in the resale and second-hand markets. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of September 30, 2017, we had purchase options to acquire five vessels that we time charter. For a discussion of the terms of these purchase options, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview". If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Drybulk carrier and tanker values have generally experienced high volatility. Investors can expect the fair market value of our vessels to fluctuate, depending on general economic and market conditions affecting the drybulk and tanker industries and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under the credit facilities and at the time of any vessel sale. If for any reason we sell a vessel at a time when vessel prices have fallen, the sale may be at less than such vessel's carrying amount on our financial statements, with the result that we could also incur a material loss on the sale and a reduction in earnings and reserves. The carrying values of our vessels may not represent their fair market value at any point in time. At the end of each reporting period and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of our assets when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if it no longer fits into our strategic planning. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies".

An over-supply of drybulk carrier and tanker capacity may prolong or lead to a reduction or depression in drybulk carrier or tanker charter rates, as has happened in the past, and lead to a reduction in the value of our vessels, which may limit our ability to operate our drybulk carriers and tankers profitably.

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of September 30, 2017, newbuilding orders, which extend to 2021 and beyond, had been placed for approximately 7.9% of the existing global drybulk fleet capacity and the orderbook may increase further. Drybulk carrier supply growth has been outpacing drybulk carrier demand growth over the past few years, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near

GRIN-019

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The market supply of tankers is affected by a number of factors, such as supply of and demand for energy resources, including oil and petroleum products, supply of and demand for seaborne transportation of such energy resources and other liquid bulk cargoes, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, global tanker capacity will increase. As of September 30, 2017, the newbuilding order book, which extends to 2021 and beyond, equaled approximately 11.4% of the existing global tanker fleet and the order book may increase further in proportion to the existing global tanker fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the clean tanker market which would increase the available clean tanker tonnage which may affect the supply and demand balance for clean tankers and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably.

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, size, age, the condition of the vessel, our and our third-party commercial managers' reputations, and, particularly in the tanker sector, the acceptability of the vessel and its technical managers and operators to the charterers.

We compete primarily with other independent and state-owned drybulk and tanker vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers and tankers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, major oil companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. In the tanker market a part of the trade is captive especially to major and national oil company fleets. Ownership and control in the drybulk sector is rather more fragmented than in the case of the tanker sector. Due in part to the highly fragmented markets in which we operate, competitors with greater resources could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk or tanker shipping companies, our competitors may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels and our business, financial condition, cash flows and results of operations could be materially adversely affected.

Our drybulk and tanker shipping charter rates will be subject to seasonal fluctuations, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate our drybulk carriers and tankers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels in the spot market or on index-based time charters or have index-based COAs, which may result in quarter-to-quarter volatility in our operating results.

The drybulk sector is typically stronger in the northern hemisphere fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period.

The tanker sector is typically stronger in the northern hemisphere winter months as a result of increased oil consumption in the northern hemisphere but can be weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

GRIN-020

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

In addition, unpredictable weather patterns tend to disrupt vessel routing and scheduling as well as the supplies of certain commodities.

We are subject to complex laws and regulations, including environmental and safety regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the UN International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL) including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention of Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the International Ship and Port Facility Security Code, or the ISPS code, and the International Convention on Load Lines of 1966 (as from time to time amended), or the LL Convention.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes and the need for such actions may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, financial condition, cash flows and results of operations. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the fair market values or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been or will be fitted with systems that will comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. If they are not approved it could have a materially adverse impact on our business, financial condition, cash flows and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems, the direct costs thereof and the time our vessels may be off hire to effect such modifications.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our drybulk carriers and tankers.

GRIN-021

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, cash flows, results of operations. See "Item 4. Information on the Company—Business Overview—Environmental and Other Regulations".

Our growth depends on continued growth in demand for oil and coal and the continued demand for seaborne transportation of such cargoes. A shift in consumer demand from oil and coal towards other energy sources or changes to trade patterns for refined oil products or coal could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A significant portion of our earnings are related, directly or indirectly, to the global demand for oil and coal. A shift in the consumer demand from oil and coal towards other energy resources such as liquefied natural gas, wind energy, solar energy, or water energy will potentially affect the demand for our drybulk carriers and tankers. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, our growth depends on continued growth in world and regional demand for refined petroleum products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

  •
  technology developments and their effect on factors such as cost, alternative or substitute products, alternative methods of production and the location of production;

  •
  the economic and financial developments globally, including actual and projected global economic growth;

  •
  fluctuations in the actual or projected price of crude oil, refined petroleum products or other bulk liquids;

  •
  refining capacity and its geographical location;

  •
  increases in the production of oil or natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

  •
  decreases in the consumption of oil or natural gas due to increases in its price relative to other energy sources, and other factors making consumption of oil or natural gas less attractive or energy conservation measures;

  •
  availability of new, alternative energy sources; and

  •
  negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources and locations of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products or coal may have a significant negative or positive impact on the revenue. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates partially or completely closing refineries and plants and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum products and other bulk liquids and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products and bulk liquid chemicals would have a material adverse effect on our future growth and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

GRIN-022

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

If we cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, and a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuously increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world's top oil producer in 2018, according to the International Energy Agency, or IEA. The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The IEA said that U.S. crude oil imports will, overall, decline over the period from 2015 through 2021. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

World events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa, and the presence of United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy on ocean-going vessels may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers and tankers particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not "on-hire" for a certain

GRIN-023

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general coverage. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified or will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance, if our insurance coverage is adversely impacted as a result of non-compliance or if any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The cost of maintaining our vessels' classifications, or class, may be substantial. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Changes in fuel, or bunker, prices may adversely affect our profits.

Fuel, or bunkers, is a significant portion of our expenses when we are responsible for voyage expenses in operating our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

GRIN-024

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

A number of vessel owners have ordered so-called "eco-type" vessel designs, which may offer substantial bunker savings as compared to older designs. Increased demand for and supply of "eco-type" vessels could reduce demand for those of our vessels that are not considered as such and expose us to lower vessel utilization and/or decreased charter rates.

New vessel designs purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to vessels of ours. As the supply of "eco-type" vessels increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-"eco-type" vessels, impair our ability to re-charter such vessels at competitive rates and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate drybulk carriers and tankers worldwide and as a result, our business has inherent operational risks, which may reduce our revenues or increase our expenses, and we may not be adequately covered by insurance.

The international shipping industry is an inherently risky business involving global operations of ocean-going vessels. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce our revenues or increase our expenses and also subject us to litigation.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel's position. The loss of earnings while our vessels are being repaired and repositioned or from being forced to wait for space, as well as the actual cost of repairs, could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, in certain cases we bareboat charter our vessels. Such vessels could require significant repairs when the vessel is returned to us.

The operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Furthermore, the operation of certain vessel types, such as drybulk carriers, also has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessel's holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Other bulk cargoes

GRIN-025

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

will include a certain amount of moisture and may "liquefy" under certain conditions. Any of these circumstances or events could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our Fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, war risk insurance and freight, demurrage and defense insurance, or FD&D insurance. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. In this regard we are insured against some contractual claims and tort claims, including environmental damage, pollution and crew personal injury and illness claims (currently the amount of insurance coverage for pollution claims available to us on commercially reasonable terms through P&I Associations is limited to $1 billion per vessel per incident). The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims payable by the association. Claims payable by the association may include those incurred by members of the association, as well as claims payable by the association from other P&I Associations with which our P&I Association has entered into inter-association agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We do not currently maintain insurance against loss of hire on our vessels resulting from business interruptions that result from the loss of use of a vessel other than limited loss coverage relating to defined war risk events. The insurers may not pay particular claims as the payment of some claims may be treated as discretionary by the board of directors of the P&I Association. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue or prevent recovery. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future, or that we will be able to obtain certain insurance coverage. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one of our vessels for claims relating to another one of our vessels. The occurrence of any of the above events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Labor interruptions could disrupt our business.

We could be subject to industrial action or other labor unrest that could prevent or hinder our operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on our business, financial condition, cash flows and results of operations. These effects would be exacerbated if such a disruption were to occur on one of our vessels that are manned by masters, officers and crews that are employed by third parties that we do not control.

GRIN-026

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments, which could adversely affect our reputation and the market for our ordinary shares.

Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers' instructions, our vessels may call on ports located in such countries in the future. Our vessels have called on ports in Cuba and Sudan on very limited occasions in compliance with applicable sanctions, including with respect to humanitarian shipments arranged by the United States Agency for International Development, or USAID. Prior to each voyage on behalf of USAID, we confirmed that the charterer possessed a license authorizing the transactions under U.S. sanctions laws. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the E.U. and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

On August 2, 2017, the United States enacted the Countering America's Adversaries Through Sanctions Act, or CAATSA. CAATSA authorizes secondary sanctions on persons worldwide who conduct certain business with Iran, Russia, and North Korea. These include secondary sanctions on persons (1) dealing with most sectors of the North Korean economy, including the transportation sector, (2) engaging in any

GRIN-027

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

activity related to Iran's ballistic missile program, including transportation, and (3) dealing with certain activities in the Russian energy sector, including support of Russian energy export pipelines and certain energy projects. On September 21, 2017, President Trump issued an executive order imposing additional sanctions against North Korea, including a prohibition on vessels calling at ports in the United States that have called at North Korean ports within the past 180 days or that have engaged in vessel-to-vessel transfers with vessels that have called at North Korean ports within the past 180 days. On October 13, 2017, President Trump indicated that he did not plan to recertify Iran's compliance with the JCPOA, which could result in the re-imposition of secondary sanctions against Iran.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in an occurrence of an event of default under our credit facilities, fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other applicable worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act, or FCPA, which we will be subject to following the Spin-Off, and other applicable worldwide anti-corruption laws generally prohibit corrupt payments by us, our employees, vendors, or agents. These laws include the U.K. Bribery Act, which became effective on July 1, 2011 and which is broader in scope than the FCPA, as it prohibits bribes to any person and contains no facilitating payments exception. Under the FCPA and other applicable anti-corruption laws, we may be held liable for some actions taken by strategic or local partners and agents. We operate our vessels in some jurisdictions that international corruption monitoring groups have identified as having high levels of corruption and may utilize vendors and agents to act on our behalf in those jurisdictions. Our activities create the risk of unauthorized payments or offers of payments by one of our employees, vendors, or agents that could be in violation of the FCPA or other applicable anti-corruption laws. While we devote substantial resources to our global compliance program and have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments and to comply with the FCPA and other applicable anti-corruption laws, our employees, vendors, and agents may violate our policies. We also may not be able to adequately prevent or detect all possible violations of the FCPA and other applicable anti-corruption laws. If we are found to be responsible for violations of the FCPA or other applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), our company and our employees could suffer from substantial civil and criminal penalties, including fines, incarceration, prohibitions or limitations on the conduct of our business, the loss of our financing facilities and significant reputational damage, including our relationships with our customers, all of which could have a material adverse effect on our business, financial condition, cash flows and result of operation. Government or regulatory investigations into potential violations of the FCPA or other applicable anti-corruption laws by our company could also have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, detecting, investigating, and resolving actual or alleged violations of the FCPA and other applicable anti-corruption laws is expensive and can consume significant time and attention of our senior management.

GRIN-028

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

A substantial number of our vessels are employed in either the spot market or in drybulk and tanker pools and any decrease in spot charter rates in the future could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A substantial number of our drybulk carriers and tankers are currently employed in either the spot market or in spot market-oriented drybulk and tanker pools, some of which are managed by third parties. This exposes us to fluctuations in spot market charter rates. During the year ended December 31, 2016, we earned a substantial portion of our revenue from such spot market-oriented pools and spot market charters. The spot market may fluctuate significantly based upon drybulk carrier, tanker, cargo, energy resources, commodities, industrial products and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, depends on, among other things, obtaining profitable spot contracts and minimizing, to the extent possible, time spent waiting for employment and time spent traveling unemployed to a demand area. The spot market is very volatile, and, in the past, there have been periods when spot market rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as spot fixtures may last up to several weeks, during periods in which spot rates are rising we will generally experience delays in realizing the benefits from such increases.

Our ability to renew expiring contracts or obtain new contracts on favorable terms or at all will depend on the prevailing market conditions at the time. If we are not able to extend contracts in direct continuation of current contracts or we are not able to obtain new contracts for existing or new owned vessels or new chartered-in vessels upon their delivery to us, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to current charter terms, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, we cannot assure you that the drybulk and tanker pools our vessels operate in or pools that we manage will be successful in finding employment for all such vessels in the volatile spot market or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pool or by ourselves where we commercially manage our vessels outside of pools.

Furthermore, vessels operated by unaffiliated third-parties may participate in such pools and may not be of a comparable design or quality to our vessels, negatively impacting the profitability of such pools. If such unaffiliated third-parties withdraw from the pools which we manage, such pools may no longer be able to operate profitability, or at all, due to the decreased number of vessels in the pool, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

GRIN-029

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

A reduction in charter rates, spot market rates and other market deterioration or the aging of our fleet may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our combined financial statements.

At December 31, 2016, we had vessels of $297.2 million in total on our combined balance sheet, representing 82% of our shareholders' equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of our assets when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if it no longer fits into our strategic planning. During 2015 and 2016, we recorded an impairment loss of approximately $67.8 million and $12.6 million respectively relating to the reduction of the carrying value of our vessels based on value in use calculations. The impairment was largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

In addition, on September 30, 2017, we impaired the vessels to the extent of $20.2 million because we determined certain vessels no longer fit into our strategic planning.

If there is a reduction in our estimated charter rates, or if we intend to divest additional vessels, we may be required to record further impairment charges on our vessels, which would require us to write down the carrying value of these assets to their fair value. Since vessels and from time to time vessels under construction comprise a substantial portion of our balance sheet, such charges could have a material impact on our combined financial statements. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies".

We depend on certain customers for our revenue. Customers may terminate or default on their obligations to us and the terms of charters may be difficult to enforce.

For the years ended December 31, 2016 and 2015, calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses which will be divested prior to the Spin-Off, one customer accounted for 10% or more of our revenues in the amounts of approximately $40.9 million and $43.0 million. This same customer accounted for 10% or more of our drybulk carriers business revenues for the years ended December 31, 2016 and 2015. In the tankers business, calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses, two customers accounted for 10% or more of tankers business revenues in the amounts of approximately $55.9 million and $13.2 million, respectively, for the year ended December 31, 2015 and four customers accounted for 10% or more of tankers business revenues in the amounts of approximately $33.2 million, $13.1 million, $12.3 million and $10.6 million, respectively, for the year ended December 31, 2016. The loss of any of our significant customers, a customer's failure to make payments or perform under any of the applicable contracts, a customer's termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

A charterer may also terminate a charter for events that may or may not be within our control. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the event of war in specified countries, the vessel becoming subject to seizure for more than a specified number of days, our failure to deliver the related vessel within a fixed period of time or the failure of the related vessel to meet specified performance criteria.

The ability of a customer to perform its obligations under a contract will depend on a number of factors that are beyond our control. These factors may include general economic conditions, conditions specific to the customer, the condition of the drybulk and tankers sectors of the shipping industry to which the customer is exposed, and the charter rates received for specific types of vessels. The costs associated with the default by a customer may be considerable and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

GRIN-030

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. The failure of a customer to perform its obligations under a contract may mean we increase our exposure to the spot market, which is subject to greater rate fluctuation than the time charter market. If we receive lower rates under replacement contracts or are unable to re-employ all of our vessels, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A drop in spot market charter rates may provide an incentive for some charterers and other customers to default on their charters and contracts.

If spot market rates decline, charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. Currently, and in the future, we may employ certain of our vessels in fixed rate time charters. When we enter into a time charter, as well as bareboat charter or COA, charter rates under that charter or contract may be fixed for the term of the charter or contract. If the spot market or term charter rates available in the drybulk shipping market or tanker shipping market become significantly lower than the rates that some of our customers are obliged to pay us under our existing charters or contracts, the customer may have incentive to default under that charter or contract or attempt to renegotiate the charter or contract. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new employment we secure in the spot market or on time charters, or as bareboat charters or under COAs, may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to certain risks with respect to our counterparties to contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have entered into, and may enter into, various contracts, including pooling arrangements, time charters, spot voyage charters, shipbuilding contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industries and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, or seek to renegotiate the terms of the contract, we could sustain significant losses that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Circumstances beyond our control could affect our customers' financial strength, and because many of our customers are privately held companies, information about the financial strength of our customers may not always be available. As a result, we might have little advance warning of financial or other problems affecting our customers and their non-performance, financial or other problems could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. We do not intend to maintain "key man" life insurance on any of our officers. The loss of any of these individuals and difficulty in hiring and retaining personnel, including key personnel, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The aging of our vessels may result in increased operating costs in the future, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine and other technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require

GRIN-031

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. See "—A reduction in charter rates, spot market rates and other market deterioration or the aging of our fleet may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our combined financial statements." above.

The employment of our tankers could be adversely affected by an inability to clear the oil majors' risk assessment process, and we could be in breach of our charter agreements.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The oil majors, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical vessel inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

  •
  office assessments and audits of the vessel operator;

  •
  the operator's environmental, health and safety record;

  •
  compliance with the standards of the IMO;

  •
  compliance with oil majors' codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

  •
  compliance with heightened industry standards that have been set by several oil companies;

  •
  shipping industry relationships, reputation for customer service, technical and operating expertise;

  •
  shipping experience and quality of vessel operations, including cost-effectiveness;

  •
  quality, experience, length of service and technical capability of crews;

  •
  the ability to finance vessels at competitive rates and overall financial stability;

  •
  relationships with shipyards and the ability to obtain suitable berths;

  •
  in the case of a charter of a newbuilding, construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

  •
  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

  •
  competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and their technical managers are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our tankers to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our tankers.

Should we not be able to successfully clear the oil majors' risk assessment processes on an ongoing basis, the future employment of our tankers, as well as our ability to obtain charters or freight contracts, whether spot, medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors terminating existing charters and contracts and refusing to use our tankers in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

GRIN-032

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, loss of life, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We are insured against some contractual claims and tort claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations provide us coverage for such tort and contractual claims. We also carry hull and machinery insurance and war risk insurance for our vessels. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We do not maintain cover for loss of hire or earnings arising out of insured peril events other than limited loss coverage relating to defined war risk events. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our vessels in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue or prevent recovery.

The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association and the P&I Association's retained earnings, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims payable by the association. Claims payable by the association may include those incurred by members of the association, as well as claims payable by the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may have difficulty managing our planned growth properly.

We operate a fleet of 49 vessels, which we refer to as our Fleet, which consists of 25 owned drybulk carriers (including 15 drybulk carriers that we own through joint ventures), nine long-term chartered-in drybulk carriers, 12 owned tankers (including six tankers that we own through joint ventures) and three long-term chartered-in tankers. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our Fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

  •
  identify suitable drybulk carriers and tankers, including newbuilding slots at shipyards and/or shipping companies for acquisition at attractive prices;

  •
  sell older vessels at an appropriate time in the market;

  •
  obtain required financing for our existing and new vessels and operations;

GRIN-033

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  •
  identify businesses engaged in managing, operating or owning drybulk carriers and tankers for acquisition or joint ventures;

  •
  integrate any acquired drybulk carriers or tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

  •
  hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

  •
  identify additional new markets;

  •
  enhance our customer base; and

  •
  enhance our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any drybulk or tanker vessels or businesses, or our inability to effectively manage our Fleet, could materially adversely affect our business, financial condition, cash flows and results of operations.

Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our Fleet, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, if we further expand our Fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to enhance our financial and operating systems or to recruit suitable employees as we expand our Fleet, it could materially adversely affect our business, financial condition, cash flows and results of operations. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Acquisitions may require additional equity issuances, which may dilute our ordinary shareholders, or debt issuances (with amortization payments). The effect of an acquisition may be to lower our available cash. If any such events occur, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depend on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Our future capital needs are uncertain and we may need to raise additional funds in the future. If we are unable to fund our future capital expenditure needs, we may not be able to continue to operate some of our vessels or continue with some or all of our fleet expansion plans, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may face liquidity issues if poor market conditions in the drybulk and/or tanker markets persist for a prolonged period. In addition, we may need to raise additional capital to maintain, replace and expand the operating capacity of our Fleet and fund our operations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing vessels as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. As a result of the Spin-Off, it may become more expensive for Grindrod Shipping to raise funds through the issue of debt than it was prior to the consummation of the

GRIN-034

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Spin-Off. Our ability to borrow money and access the capital markets through future offerings may be limited by:

  •
  our financial performance;

  •
  our credit ratings or absence of a credit rating as a stand-alone company;

  •
  the liquidity of the overall capital markets;

  •
  the state of the Singapore, United States and global economies;

  •
  general economic conditions and other contingencies and uncertainties that are beyond our control; and

  •
  the state of the drybulk and tanker industries.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our shareholders may experience dilution or reduced distributions. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our shareholders, including, in the case of debt financing, making us subject to more restrictive covenants than those applicable to our existing credit facilities.

Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some or all of our vessels or could cause us to impair the value of our vessels as well as limit our ability to continue with some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Servicing our current or future indebtedness and meeting certain financing obligations limits funds available for other purposes and if we cannot service our debt and meet our other financing obligations, we may lose our vessels.

Borrowing under our credit facilities requires us to dedicate a part of our cash flow to paying interest and repaying capital on our indebtedness under such facilities. In addition, under the Leopard Tankers joint venture agreement with Vitol Shipping Singapore Pte. Ltd, or Vitol, we and Vitol are obligated to fund on an equal basis certain funding shortfalls and have each guaranteed to the financiers of the Leopard Tanker credit facility up to 50% of the scheduled interest and principal payments of the joint ventures' $138.5 million Leopard Tankers credit facility, excluding any balloon payment at maturity. See "Item 4. Information on the Company—Business Overview—Our Joint Ventures—Leopard Tankers Pte. Ltd.".

These payments and certain financing obligations limit funds available for working capital, capital expenditures and other purposes, including further equity investments in our joint venture or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk and tanker industries. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

  •
  seeking to raise additional capital;

  •
  refinancing or restructuring our debt;

  •
  selling our vessels; or

  •
  reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 37 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing obligations or if some other default occurs under our or the Leopard Tanker credit facilities, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

GRIN-035

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, although in recent years LIBOR has been at relatively low levels, LIBOR increased during 2016 and may continue to rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2016, we had $112.5 million of outstanding indebtedness under our credit facilities.

Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, to:

  •
  incur additional indebtedness on the relevant vessels securing that facility;

  •
  sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

  •
  upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

  •
  upon the happening of an event of default or potential event of default, pay dividends; or

  •
  effect a change of ownership or control of the relevant borrower group under each facility.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends on our ordinary shares if we determine to do so in the future, pay interest on our indebtedness, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our Fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Alternatively, if not repaid the interest rate on the outstanding debt can be increased. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities including an increase in the interest rate. These

GRIN-036

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

restrictions may further restrict our ability to, among other things, pay dividends, repurchase our ordinary shares, make capital expenditures, or incur additional indebtedness.

Furthermore, certain of our debt agreements contain cross-default provisions that may be triggered if we default under the terms of other of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, financial condition, cash flows and results of operations. Please see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources".

We may be adversely affected by the introduction of new accounting rules for leasing.

The international accounting standard-setting board (the International Accounting Standards Board, or the IASB) has issued new accounting guidance that will require lessees to record most leases on their balance sheets as "right of use" assets and lease liabilities. Once adopted, the guidance will generally be expected to have the effect of bringing most off-balance sheet leases onto a lessee's balance sheet with the lease obligations as liabilities and the rights under the lease as assets, which would also change the income and expense recognition patterns of those items. We anticipate that the application of this new accounting guidance in the future may have a material impact on amounts reported in respect of our financial assets and financial liabilities as there are a significant number of our leases in operation that are currently accounted for through the income statement. Assets will increase on the recognition of "right of use" of an underlying asset and liabilities will increase for the obligation to make lease payments. Our profit and loss statement will be affected by an increase in depreciation of the asset and additional interest expenses although lease expenses will reduce. In addition, this new accounting rule may negatively impact covenant calculations under our existing loan agreements.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the costs and time to resolve them could have a material adverse effect on our business, financial condition, cash flows and results of operations. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See "Item 4. Information on the Company—Business Overview—Legal Proceedings".

Some of the vessels in our Fleet are operated by third-party technical managers. Any failure of these technical managers to perform their obligations to us could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have contracted the technical management for a portion of our Fleet, including crewing, maintenance and repair services, to third-party technical management companies. The failure of these technical managers to perform their obligations could have a material adverse effect on our business, financial condition, cash flows and results of operations. Although we may have rights against our third-party managers if they default on their obligations to us, we will receive the benefit of that recourse only to the extent that we recover funds.

Some of the third-party managers for our vessels are privately held companies and there is little or no publicly available information about them.

Some of our vessels are managed by third parties. The ability of these third-party managers to render management services will depend in part on their own financial strength. Circumstances beyond our control could affect our third-party managers' financial strength. Because some of our third-party

GRIN-037

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

managers are privately held companies, we might have little advance warning of financial or other problems affecting our commercial manager or technical manager and if they are unable to provide the technical or commercial management services we have contracted for, we may have delays in operating our vessels which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers' security measures, allowing an attacker access to proprietary information from our company including our employees', customers' and suppliers' data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Because international shipping companies often generate most or all of their revenues in U.S. dollars, but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated and the U.S. dollar is our functional currency and the functional currency of all our subsidiaries and joint ventures except for one. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our earnings. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. In addition a part of our debt obligations are denominated in currencies other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the balance sheet at the exchange rate prevailing on the balance sheet date. Differences in exchange rates between balance sheet dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiary whose functional currency is not the U.S. dollar for purposes of preparing our consolidated accounts, may follow different translation procedures. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of losses incurred as a result of un-hedged exchange rate fluctuations. We may enter into derivative contracts to hedge our overall exposure to exchange rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents various possibilities

GRIN-038

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional exchange rate costs.

If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our Fleet, our performance may be adversely affected.

Our current financial and operating systems may not be adequate as we implement our plan to expand the size of our Fleet, and our attempts to improve those systems may be ineffective. If our current financial and operating systems infrastructure is unable to manage the additional volume of our operations as our business grows, our operating efficiency could decline. If we fail to hire and retain qualified personnel to implement, protect and maintain our financial and operating systems or if we fail to upgrade our systems to meet our customers' demands we may experience a disruption in operations and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, as we expand our Fleet, we or our third-party technical managers may have to recruit suitable additional seafarers or shore-based administrative and management personnel. We cannot assure you that we or our third-party technical managers will be able to continue to hire suitable employees as we expand our Fleet.

We need to maintain our relationships with local shipping agents.

Our drybulk carrier and tanker businesses are dependent upon our relationships with local shipping agents operating in the ports where our customers ship and load their products. We believe our local shipping agent relationships will remain critical to our success in the future and the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We cannot be certain that we will be able to maintain and expand our existing local shipping agent relationships or enter into new local shipping agent relationships, or that new or renewed local shipping agent relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing local shipping agent relationships, renew existing local shipping agent relationships, or enter into new local shipping agent relationships, we may lose customers or cause delays in the ports in which we operate, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Prolonged disruption or slowdown in the loading and unloading of our vessels could affect our ability to operate our vessels in a timely manner and may result in a loss of revenue.

We rely on third parties for the loading and unloading process of our vessels at ports. A disruption in loading and unloading logistics could disrupt our ability to operate our vessels in a timely manner. Significant disruptions or slowdowns could result in a loss of revenue which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we acquire and operate secondhand vessels, we could be exposed to increased operating costs which could adversely affect our earnings and, as our Fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Although none of the vessels in our Fleet are secondhand vessels, we may acquire and operate secondhand vessels in the future. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us and therefore we cannot assure you that the quality of any secondhand vessels that we buy will be acceptable. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire. We cannot assure you that, as our secondhand vessels age, market conditions will justify expenditures or enable us to operate our secondhand vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to carry a variety of cargoes, enter harbors, utilize related docking facilities and pass through canals and straits. The

GRIN-039

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We may enter into newbuilding contracts for drybulk carriers or tankers in the future. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

We may contract with a trading house or a shipyard for the construction of a newbuilding. In the event the seller or the shipyard does not perform under its contract and we are unable to enforce the refund guarantee with a third-party bank for any reason, or we have not obtained such a guarantee, we may lose all or part of our investment, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We currently bank with a limited number of financial institutions, which subjects us to credit risk.

We currently bank with a limited number of financial institutions. An event of default by any of these financial institutions could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, our financial institutions are subject to internal and regulatory compliance protocols, which may delay access to our accounts. Such a delay could impact our ability to consummate transactions and operate our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Our Ordinary Shares

There may not be a liquid market for the Grindrod Shipping ordinary shares.

There is currently no public market for the Grindrod Shipping ordinary shares. It is expected that the Grindrod Shipping ordinary shares will be listed on the NASDAQ in the United States and the JSE in South Africa after the Spin-Off is effected. There can be no assurance as to the liquidity of any markets that may develop for the Grindrod Shipping ordinary shares or the price at which the Grindrod Shipping ordinary shares may trade. The liquidity and the market for the Grindrod Shipping ordinary shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities, and/or any changes in Grindrod Shipping's liquidity, financial condition, creditworthiness, results and profitability and future prospects. In addition, because our initial shareholder base upon listing will consist primarily of South African residents who are expected to initially trade their ordinary shares on the JSE, the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. As a result, the initial trading prices of the Grindrod Shipping ordinary shares may not be indicative of future trading prices. Furthermore, ordinary shares owned by our "affiliates," as that term is defined in Rule 144 under the Securities Act, will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, which may impact the liquidity of the ordinary shares. In addition, trading volumes of Grindrod Shipping ordinary shares may be significantly less liquid than trading volumes of Parent's ordinary shares before the Spin-Off.

GRIN-040

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The Grindrod Shipping ordinary shares will be traded on more than one stock exchange and this may result in price variations between the markets.

The Grindrod Shipping ordinary shares are expected to be listed on each of NASDAQ and the JSE. Trading in the Grindrod Shipping ordinary shares therefore will take place in different currencies (U.S. dollars on the NASDAQ and South African Rand on the JSE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Africa). The trading prices of the Grindrod Shipping ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of Grindrod Shipping's ordinary shares on either of these markets could cause a decrease in the trading prices of Grindrod Shipping's ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about Grindrod Shipping's business, or publish negative reports about its business, Grindrod Shipping's ordinary share price and trading volume could decline.

There is no current analyst coverage of Grindrod Shipping. The trading market for Grindrod Shipping ordinary shares depends, in part, upon the research and reports that securities or industry analysts publish about Grindrod Shipping or its businesses. If securities or industry analysts do not cover Grindrod Shipping, it could lose visibility in the financial markets, which could cause its share price or trading volume to decline.

Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders.

Under Singapore law and Grindrod Shipping's constitution, dividends, whether in cash or in specie, must be paid out of its profits available for distribution. Grindrod Shipping has no immediate plans to pay a cash dividend. See "Item 8. Financial Information—Dividend Policy and Dividend Distributions". As a holding company, Grindrod Shipping will earn distributable profits when it receives dividends and since Grindrod Shipping is a new company that has not received any dividends, it currently does not have distributable profits from which dividends may be declared. The availability of distributable profits is assessed on the basis of Grindrod Shipping's standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that Grindrod Shipping will not incur losses, that it will become profitable, or that it will have sufficient distributable income that might be distributed to its shareholders as a dividend or other distribution in the foreseeable future. Therefore, Grindrod Shipping will be unable to pay dividends to its shareholders unless and until it has generated sufficient distributable reserves. Accordingly, it may not be legally permissible for Grindrod Shipping to pay dividends to its shareholders.

Notwithstanding that sufficient profits may be available for distribution, there are other conditions which may limit Grindrod Shipping's ability to pay dividends. Grindrod Shipping's board of directors may, without the approval of the shareholders under Singapore law, declare interim dividends during a fiscal year and any final dividends declared by Grindrod Shipping's board of directors after the close of a fiscal year must be approved by shareholders at a general meeting. As such, any determination to pay dividends will be at the discretion of Grindrod Shipping's board of directors, which may exercise its discretion to retain Grindrod Shipping's future earnings for use in the development of Grindrod Shipping's business, in reducing Grindrod Shipping's indebtedness and for general corporate purposes. As a result, we expect that only an appreciation of the price of our ordinary shares, if any, will provide a return to investors in our ordinary shares for the foreseeable future. Such potential appreciation is uncertain and unpredictable.

In addition, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to shareholders by way of shareholder approval if Grindrod Shipping meets the relevant solvency requirements, which will be attested to by Grindrod Shipping's board of directors. The completion of the capital reduction exercise will depend on whether Grindrod Shipping's directors can execute a solvency statement, as well as whether there are any creditor objections raised. A reduction of capital is also possible by way of a shareholder approval if approved by an order of the court.

Any dividend payments on the Grindrod Shipping ordinary shares would be declared in U.S. dollars, and any shareholder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.

The Grindrod Shipping ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Shareholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such shareholders' ordinary shares and any appreciation of the U.S. dollar will increase the value in foreign currency terms. In addition, Grindrod

GRIN-041

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Shipping will not offer its shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

Grindrod Shipping is a Singapore company, and because the rights of shareholders under Singapore law differ from those under U.S. law, you may have difficulty in protecting your shareholder rights or enforcing any judgment obtained in the United States against Grindrod Shipping or its affiliates.

Grindrod Shipping's corporate affairs are governed by its constitution and by the applicable laws governing corporations incorporated in Singapore. The rights of Grindrod Shipping shareholders and the responsibilities of members of its board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States and, therefore, Grindrod Shipping shareholders may have more difficulty protecting their interests in connection with actions by the management or members of the board of directors than they would as shareholders of a corporation incorporated in the United States.

All of Grindrod Shipping's directors and senior management reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Grindrod Shipping or any of these persons or to enforce in the United States any judgment obtained in the U.S. courts against Grindrod Shipping or any of these persons, including judgments based upon the civil liability provisions of the U.S. federal securities laws or any state or territory of the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on Grindrod Shipping or Grindrod Shipping's directors and officers in a suit brought in the Singapore courts against Grindrod Shipping or such persons with respect to a violation solely of the federal securities laws of the United States.

In addition, only registered shareholders reflected in the register of members are recognized under Singapore law as shareholders of a company. As a result, only registered shareholders have legal standing to institute shareholder actions or otherwise seek to enforce their rights as shareholders. Holders of dematerialised interests in Grindrod Shipping's shares will be required to be registered shareholders as reflected in Grindrod Shipping's register of members in order to institute or enforce any legal proceedings or claims as shareholders against Grindrod Shipping, its directors or its officers in the Singapore courts. Holders of dematerialised interests in the ordinary shares may become registered shareholders by exchanging their dematerialised interests in our ordinary shares for certificated shares and being registered in our register of members. The administrative process of becoming a registered holder could result in delays prejudicial to any legal proceedings or enforcement action. Consequently, it may be difficult for investors to enforce against Grindrod Shipping, its directors or its officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

Grindrod Shipping is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a company incorporated under the laws of the Republic of Singapore, Grindrod Shipping is required to comply with the laws of Singapore, certain of which are capable of extraterritorial application, as well as Grindrod Shipping's constitution. In particular, Grindrod Shipping is required to comply with certain provisions of the Securities and Futures Act, Chapter 289 of Singapore, or the Singapore Securities and Futures Act, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. Grindrod Shipping is also required to comply with the Singapore Code on Take-Overs and Mergers, or the Singapore Code, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in effective control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of Grindrod Shipping's shareholders and the obligations of its directors and officers under Singapore law are different from those applicable to a company incorporated in the United States in material respects, and Grindrod Shipping's shareholders may have more difficulty and less clarity in protecting their interests in connection

GRIN-042

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

with actions taken by Grindrod Shipping's management, directors or controlling shareholders than would otherwise apply to a company incorporated in the United States. See "Item 10. Additional Information—Comparison of Shareholder Rights" for a discussion of differences between Singapore and U.S. corporation law.

In addition, the application of Singapore law, in particular, the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act, may in certain circumstances impose more restrictions on Grindrod Shipping and its shareholders, directors and officers than would otherwise be applicable to a company incorporated in the United States. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares carrying the right of voting in general meetings may require the convening of an extraordinary general meeting of shareholders by the directors. If the directors fail to comply with such request within 21 days of the receipt thereof, shareholders holding more than 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and Grindrod Shipping will be liable for the reasonable expenses incurred by such requisitioning shareholders. Grindrod Shipping is also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by Grindrod Shipping to such non-complying directors.

Anti-takeover provisions under the Singapore Securities and Futures Act and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of Grindrod Shipping, which could adversely affect the price of our ordinary shares.

The Singapore Code, issued pursuant to Section 321 of the Singapore Securities and Futures Act, regulates the acquisition of ordinary shares of, inter alia, listed public companies and contains certain provisions that may delay, deter or prevent a future takeover or change of control of Grindrod Shipping. Any person acquiring an interest, either on his own or together with parties acting in concert with him or her, in 30% or more of the voting shares in Grindrod Shipping must, except with the prior consent of the Singapore Securities Industry Council, or the SIC, extend a takeover offer for the remaining voting shares in Grindrod Shipping in accordance with the provisions of the Singapore Code. Likewise, any person holding between 30% and 50% of the voting shares in Grindrod Shipping, either on his own or together with parties acting in concert with him or her, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Singapore Code if that person together with parties acting in concert with him or her or acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period. Therefore, any investor seeking to acquire a significant stake in Grindrod Shipping may be deterred from doing so if, as a result, such investor would be required to conduct a takeover offer for all of Grindrod Shipping's voting shares.

Under the Singapore Code, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.

These provisions contained in the Singapore Code may discourage or prevent transactions that involve an actual or threatened change of control of Grindrod Shipping, and may impede or delay a takeover of Grindrod Shipping by a third party. This may adversely affect the market price of Grindrod Shipping ordinary shares and impede the ability of Grindrod Shipping's shareholders to realize any benefits from a potential change of effective control of Grindrod Shipping.

Under Singapore law, shareholder approval is required to allow us to issue new shares which could impact our ability to raise capital or consummate acquisitions. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the ordinary shares.

Under Singapore law, Grindrod Shipping may only issue new shares with the prior approval of its shareholders. Prior to the listing, Grindrod Shipping's shareholders will provide approval until the conclusion of our first annual general meeting, to issue new shares (i) up to 25% of the number of ordinary shares outstanding immediately after the Spin-Off to potentially purchase, directly or indirectly, the vessels currently owned by our IVS Bulk Pte. Ltd. joint venture and (ii) up to 20% of the number of ordinary shares outstanding immediately after the Spin-Off to purchase other vessels, which could dilute the percentage ownership of existing shareholders and negatively impact the price of the ordinary shares. Any issuance of additional shares for any other purpose or in future years will require the approval of shareholders. Because new issuances of ordinary shares are subject to shareholder approval, or in some

GRIN-043

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

circumstances, other regulatory approvals, if a sufficient number of shares have not been approved for issuance in any given year, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our ordinary shares. Assuming shareholders have approved the issuance of new shares, we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive and share option plans (such as our forfeitable share plan, for which we have obtained shareholder approval to issue shares provided that the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award), issue additional ordinary shares or securities convertible into ordinary shares. Any additional issuances of new shares could dilute the percentage ownership of our existing shareholders and could also adversely impact the market price of Grindrod Shipping's ordinary shares. In addition, under the provisions of the Singapore Companies Act and Grindrod Shipping's constitution, the board of directors may, with the applicable shareholder approval, issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may determine and may contain terms adverse to the ordinary shares.

The Jumpstart Our Business Startups Act of 2012, or JOBS Act, will allow Grindrod Shipping to postpone the date by which it must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information provided in Grindrod Shipping's reports filed with the SEC, which could undermine investor confidence in Grindrod Shipping and adversely affect the market price of Grindrod Shipping's ordinary shares.

For so long as Grindrod Shipping remains an "emerging growth company" as defined in the JOBS Act, it intends to take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies including:

  •
  the provisions of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, requiring that Grindrod Shipping's independent registered public accounting firm provide an attestation report on the effectiveness of Grindrod Shipping's internal control over financial reporting;

  •
  Section 107 of the JOBS Act, which provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Grindrod Shipping currently prepares its combined financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event Grindrod Shipping converts to U.S. GAAP in the future while it is still an emerging growth company, Grindrod Shipping may be able to take advantage of the benefits of this extended transition period and, as a result, during the time that Grindrod Shipping delays such adoption of new or revised accounting standards Grindrod Shipping's financial statements may not be comparable to companies that comply with all public company accounting standards; and

  •
  any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report on the financial statements.

Grindrod Shipping intends to take advantage of these exemptions until it is no longer an "emerging growth company". Grindrod Shipping will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of its first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of Grindrod Shipping ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which it issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Grindrod Shipping cannot predict if investors will find its ordinary shares less attractive because it may rely on these exemptions. If some investors find Grindrod Shipping ordinary shares less attractive as a result, there may be a less active trading market for the Grindrod Shipping ordinary shares, and the market prices may be more volatile and may decline.

GRIN-044

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

As a "foreign private issuer" Grindrod Shipping is permitted, and intends, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Grindrod Shipping's status as a foreign private issuer also exempts it from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ, including the proxy rules, the short-swing profits recapture rules of Section 16 of the Exchange Act of 1934, as amended, or the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. For as long as Grindrod Shipping is a foreign private issuer it intends to file its annual financial statements on Form 20-F and furnish quarterly financial statements on Form 6-K to the SEC for so long as it is subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information Grindrod Shipping files or furnishes is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Furthermore, as a foreign private issuer, Grindrod Shipping will also not be subject to the requirements of Regulation Fair Disclosure, or Regulation FD, promulgated under the Exchange Act, which restricts the selective disclosure of material information.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act's domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses.

Grindrod Shipping is required to determine its status as a foreign private issuer on an annual basis at the end of its second fiscal quarter. In order to maintain its current status as a foreign private issuer, either (1) a majority of Grindrod Shipping ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of Grindrod Shipping's executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of Grindrod Shipping's assets cannot be located in the United States and (c) Grindrod Shipping's business must be administered principally outside the United States. If Grindrod Shipping loses this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Grindrod Shipping may also be required to make changes in its corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. Further, Grindrod Shipping would be required to comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of its financial statements for historical and current periods. The regulatory and compliance costs to Grindrod Shipping under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost it would incur as a foreign private issuer. As a result, Grindrod Shipping expects that a loss of foreign private issuer status would increase its legal and financial compliance costs.

If Grindrod Shipping fails to establish and maintain proper internal controls, its ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with Grindrod Shipping's annual report for the fiscal year ending December 31, 2019, Grindrod Shipping's management assess and report annually on the effectiveness of its internal controls over financial reporting and identify any material weaknesses in its internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires Grindrod Shipping's independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, Grindrod Shipping has opted to rely on the exemptions provided to it by virtue of being an "emerging growth company", and consequently we will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we are no longer an "emerging growth company".

As of the date of this filing, Grindrod Shipping is implementing stand-alone controls and procedures to maintain appropriate segregation of duties in its manual and computer based business processes that it believes are appropriate for a company of its size and extent of business transactions. However, Grindrod

GRIN-045

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Shipping has not completed an assessment to determine whether these controls and procedures would be considered effective for purposes of Section 404(a) and there is no guaranty that there will not be a pervasive impact over the preparation of the financial statements going forward.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, Grindrod Shipping will need to expend significant resources and provide significant management oversight. Grindrod Shipping expects to commence the process of reviewing and improving its internal controls over financial reporting for compliance with Section 404(a) of the Sarbanes-Oxley Act. Grindrod Shipping is improving its internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources. Implementing any appropriate changes to internal controls may require specific compliance training of Grindrod Shipping's directors and employees, entail substantial costs in order to modify its existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of Grindrod Shipping's internal control.

If either Grindrod Shipping is unable to conclude that it has effective internal controls over financial reporting or, at the appropriate time, Grindrod Shipping's independent auditors are unwilling or unable to provide it with an unqualified report on the effectiveness of its internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in Grindrod Shipping's operating results, the price of the Grindrod Shipping ordinary shares could decline and Grindrod Shipping may be subject to litigation or regulatory enforcement actions.

Grindrod Shipping will incur significant increased costs as a result of operating as a company whose ordinary shares are publicly traded in the United States, and its management will be required to devote substantial time to new compliance initiatives.

As a company whose ordinary shares will be publicly traded in the United States, Grindrod Shipping will incur significant legal, accounting, insurance and other expenses that it has not previously incurred. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Grindrod Shipping's management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and Grindrod Shipping will need to add additional personnel and build its internal compliance infrastructure. Moreover, these rules and regulations will increase Grindrod Shipping's legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for Grindrod Shipping to attract and retain qualified persons to serve on the board of directors, board committees or as senior management. Furthermore, if Grindrod Shipping is unable to satisfy its obligations as a public company in the United States, it could be subject to delisting of the ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Risks Related to the Spin-Off

The Spin-Off may not achieve some or all of the anticipated benefits.

Grindrod Shipping may not realize some or all of the anticipated strategic, financial, operational or other benefits from the Spin-Off. The Spin-Off is expected to provide the following benefits, among others:

  •
  allowing shareholders of each company to identify more clearly the different characteristics of Parent and Grindrod Shipping and to value them separately;

  •
  allowing management of each company to focus solely on that business and pursue their respective strategies;

  •
  providing employees of each business stock-based incentives linked solely to his or her employer; and

  •
  enabling each company to elect an appropriately sized board of directors comprised of individuals with the skills and sector knowledge relevant to each business.

GRIN-046

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Grindrod Shipping may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

  •
  the Spin-Off will require significant amounts of Grindrod Shipping's management's time and effort, which may divert management's attention from operating and growing the business;

  •
  following the Spin-Off, Grindrod Shipping may be more susceptible to market fluctuations and other adverse events than if it were still a part of Parent;

  •
  following the Spin-Off, Grindrod Shipping's business will be less diversified than Parent's business prior to the Spin-Off; and

  •
  the other actions required to separate Parent's and Grindrod Shipping's respective businesses could disrupt Grindrod Shipping's operations.

As independent publicly traded companies, Parent and Grindrod Shipping will be smaller than the combined companies pre-separation and Grindrod Shipping will be less diversified than Parent's business. As a result, each company may be more vulnerable to changing market conditions, which could materially and adversely affect their respective business, financial condition, cash flows and results of operations.

Parent's historical performance may not be representative of Grindrod Shipping's performance as a separate company.

Grindrod Shipping's combined financial statements have been prepared on a stand-alone basis and are derived from combining the financial statements of Parent's shipping business subsidiaries, GSPL and GSSA, that Grindrod Shipping will acquire immediately prior to the Spin-Off, and their respective underlying accounting records. In addition, Grindrod Shipping's combined financial statements include OACL and Unicorn Bunker businesses which will not be transferred to us in the Spin-Off. Accordingly, the Grindrod Shipping combined financial statements do not necessarily reflect what Grindrod Shipping's financial condition, results of operations and cash flows would have been had it been a separate, stand-alone entity during the periods presented. Parent did not account for Grindrod Shipping, and Grindrod Shipping was not operated, as a single, stand-alone entity for the periods presented.

Additionally, in preparing the unaudited pro forma combined financial information, Parent and Grindrod Shipping based the pro forma adjustments on available information and assumptions that they believe are reasonable and factually supportable; however, these assumptions may prove not to be accurate. Also, Grindrod Shipping's unaudited pro forma combined financial information may not give effect to various ongoing additional costs Grindrod Shipping may incur in connection with being an independent public company. Accordingly, the Grindrod Shipping unaudited pro forma combined financial information does not necessarily reflect what Grindrod Shipping's financial condition and results of operations would have been as an independent public company and is not necessarily indicative of its future financial condition or future results of operations. Please refer to "Item 5. Operating and Financial Review and Prospects" and "Item 18. Financial Statements—Unaudited Pro Forma Combined Financial Statements" and "Item 18. Financial Statements—Historical Combined Financial Statements" and the notes to those statements included elsewhere in this registration statement.

While we have some ability to seek a claim against Parent for certain liabilities relating to the Spin-Off or otherwise attributable to Parent's businesses, available remedies may be limited.

Although Grindrod Shipping may be able to seek a claim against Parent in connection with the Spin-Off or Parent's operation of GSPL and GSSA prior to the Spin-Off, Parent is not obligated to indemnify Grindrod Shipping for any claims made against us that are properly attributable to Parent and is entitled to assert certain defenses to such a claim by agreement and applicable law. As such, there can be no assurance that such a claim would succeed. Any liabilities relating to such claims may be significant and could negatively impact Grindrod Shipping's business. Even if Grindrod Shipping ultimately succeeds in recovering from Parent any amounts for which Grindrod Shipping is held liable, it may be temporarily required to bear these losses itself. Each of these risks could negatively affect Grindrod Shipping's business, financial condition, cash flows and results of operations. See "Item 10. Additional Information—Material Contracts—Contracts Relating to the Spin-Off".

GRIN-047

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The combined post-separation value of Parent and Grindrod Shipping ordinary shares may not equal or exceed the pre-separation value of Parent ordinary shares.

As a result of the Spin-Off, Parent expects the trading price of Parent ordinary shares on the JSE immediately following the Spin-Off to be lower than the "regular-way" trading price of such ordinary shares immediately prior to the Spin-Off because the trading price will no longer reflect the value of Parent's existing shipping business being transferred to us, various related legal entities, and certain of its corporate assets and liabilities being transferred to Grindrod Shipping. There can be no assurance that the aggregate market value of the Parent ordinary shares on the JSE and the Grindrod Shipping ordinary shares following the Spin-Off will be higher than or the same as the market value of Parent ordinary shares would have been if the separation did not occur.

After the Spin-Off, certain of Grindrod Shipping's executive officers and directors may have actual or potential conflicts of interest because of their current or former positions in Parent or their ownership of Parent equity.

Certain of the persons who will be Grindrod Shipping's executive officers and directors will be former directors, officers or employees of Parent and thus have professional relationships with Parent's executive officers and directors. We also expect that two members of our board of directors and our Alternate Director will continue to be members of Parent's board of directors after the Spin-Off. In addition, certain of our executive officers and directors have a financial interest in Parent as a result of their beneficial ownership of Parent's equity. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and executive officers face decisions that could have different implications for Parent than for Grindrod Shipping.

The one-time and ongoing costs of the Spin-Off may be greater than expected.

There are risks and uncertainties relating to the execution of the Spin-Off, including the timing and certainty of the completion of the internal reorganization prior to the Spin-Off and the timing and certainty of the satisfaction or waivers of the conditions to the Spin-Off. In addition, Grindrod Shipping will incur costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; modifications to its credit agreements relating to the release of certain Parent guarantees; compensation costs, such as vesting of certain Parent incentive awards upon completion of the Spin-Off; cost of our new employee share scheme; recruiting and relocation costs associated with hiring senior management personnel; and costs to separate information systems. These costs, whether incurred before or after the Spin-Off, may be greater than anticipated and could have a material adverse effect on Grindrod Shipping's business, financial condition, cash flows and results of operations.

As Grindrod Shipping builds its stand-alone information technology infrastructure and transitions its data to its own systems, it could incur substantial additional costs and experience business interruptions.

After the Spin-Off, Grindrod Shipping will continue to install and implement its stand-alone information technology infrastructure to support its critical business functions, including accounting and reporting, inventory control and distribution. Grindrod Shipping may incur interruptions in business operations if it cannot transition effectively from Parent's existing transactional and operational systems and data centers. Grindrod Shipping may not be successful in implementing new systems and transitioning data, and it may incur substantially higher costs for implementation than currently anticipated. Operational interruptions that result from the implementation of these new systems and replacement of Parent's information technology services, or our failure to implement the new systems and replace Parent's services successfully or on the anticipated timetable currently contemplated for such transition, could significantly increase the anticipated costs associated with the transition, disrupt Grindrod Shipping's business and could have a material adverse effect on its business, financial condition, cash flows and results of operations. In addition, if Grindrod Shipping is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Tax Risks

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross income derived by a non-U.S. corporation from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel that is attributable to transportation that

GRIN-048

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (imposed at up to a 21% rate from January 1, 2018) as well as a branch profits tax (presently imposed at a 30% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for the statutory exemption from tax under Section 883 of the Code, or the Section 883 Exemption. The Section 883 Exemption applies separately to us and each of our subsidiaries that is treated as a corporation for U.S. federal income tax purposes and earns U.S. source international transportation income (which we refer to below as our "applicable subsidiaries").

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. If we qualify for the Section 883 Exemption for a taxable year, then we expect that each of our applicable subsidiaries that is more than 50%-owned (by value) by us for at least half of the number of days in such taxable year would also qualify for the Section 883 Exemption for such taxable year. We believe that we will qualify for the Section 883 Exemption if (i) our ordinary shares satisfy certain listing and trading volume requirements and (ii) less than 50% of our ordinary shares are owned, actually or constructively under specified share attribution rules, on more than half the number of days in the relevant taxable year, by persons who each own 5% or more of our ordinary shares, or 5% shareholders. However, we expect that one or more 5% shareholders may own 50% or more of our ordinary shares for more than half of the number of days during our current taxable year and/or future taxable years. In this case, we would not be eligible for the Section 883 Exemption unless we can establish that a sufficient proportion of such 5% shareholders are "qualified shareholders" for purposes of the Section 883 Exemption so as to preclude other persons who are 5% shareholders from owning 50% or more of our ordinary shares for more than half the days during the relevant taxable year. We would be required to satisfy certain substantiation requirements regarding the identity of any 5% shareholders that are "qualified shareholders," and these substantiation requirements are onerous and there is no assurance that we would be able to satisfy them. In particular, we would be required to obtain certifications of "qualified shareholder" status from any 5% shareholders that we rely upon for this purpose, which our 5% shareholders may not be willing or able to provide. Given the factual nature of the issues involved and the practical uncertainties, we can give no assurances as to our or our applicable subsidiaries' qualification for the exemption from tax under Section 883 of the Code for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the exemption from tax under Section 883 of the Code in the future. Even if we qualify for the Section 883 Exemption for a taxable year, our applicable subsidiaries that are not more than 50%-owned (by value) by us for at least half of the number of days in such taxable year may not qualify for the Section 883 Exemption. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

If we or our subsidiaries were not entitled to the Section 883 Exemption for any taxable year, we and our subsidiaries generally would be subject to a 4% U.S. federal income tax with respect to our and our subsidiaries' gross U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our and our subsidiaries' failure to qualify for the Section 883 Exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see the discussion under "Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Operating Income".

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

In general, a non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, for any taxable year, if, taking into account certain look-through rules, at least 75% of its gross income for such taxable year consists of certain types of "passive income," or at least 50% of the average value of the entity's assets during such taxable year produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" generally includes dividends, interest, capital gains and rents derived other than in the active conduct of rental business. For purposes of these tests, income earned from the performance of services would not constitute "passive income". By contrast, rental

GRIN-049

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

income generally would constitute "passive income" unless it were treated as derived in the active conduct of a trade or business under applicable rules.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected income, assets and methods of operation, we believe that we should not be treated as a PFIC with respect to our taxable year following the completion of the Spin-Off, (as described in "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off") and we expect that we should not become a PFIC for the foreseeable future. In this regard, we expect that substantially all of the vessels in our Fleet will be engaged in time or voyage chartering activities and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

There is a significant amount of legal authority consisting of the Code, legislative history, and U.S. Internal Revenue Service, or IRS, pronouncements and administrative rulings supporting our position that the income derived from time charters and voyage charters constitutes services income (rather than rental income) for other tax purposes. There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our ordinary shares, our PFIC status may depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances or the nature of our operations may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, and no ruling from the IRS or opinion of counsel has been issued or has been or will be sought with respect to our potential status as a PFIC.

If the IRS were to be a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder generally would be subject to special tax rules resulting in increased tax liability with respect to any "excess distribution" the U.S. shareholder receives on, and any gain the U.S. shareholder realizes from a sale or other disposition (including a pledge) of, our ordinary shares, unless a "mark-to-market" election is available and a U.S. shareholder makes such election with respect to the ordinary shares. In addition, if we were treated as a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder would be required to file IRS Form 8621 with the U.S. shareholder's U.S. federal income tax return for each year to report the U.S. shareholder's ownership of such ordinary shares. Please see the discussion under "Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences".

We may be subject to taxes, which may reduce our cash available for distribution to our shareholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or

GRIN-050

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

Our wholly owned subsidiary, GSPL, is incorporated under the laws of Singapore and has been accepted under the Singapore Approved International Shipping Enterprise Scheme, or the Singapore AIS Scheme, pursuant to which it has the benefit of various tax exemptions in Singapore. In particular, qualifying income, including income from the operation of foreign-flagged vessels plying in international waters, would be tax exempt in Singapore. Other benefits under the Singapore AIS Scheme include the automatic withholding tax exemption on qualifying payments made in respect of qualifying loans entered into on or before May 31, 2021 to finance the purchase or construction of Singapore-flagged and foreign-flagged vessels, subject to conditions. The Singapore AIS Scheme is awarded for an initial period of 10 years, subject to an interim review of compliance after five years, and may be extended at the end of the term. GSPL's initial Singapore AIS Scheme expired in 2014 and has been renewed through 2024 subject to compliance with specified conditions. There is no assurance any subsequent that we will be able to meet the qualifying conditions for the Singapore AIS Scheme at the time of renewal, that the Maritime and Port Authority of Singapore will grant us such approval, or that the Singapore AIS Scheme will continue to be available under Singapore laws. In the event that our award of the Singapore AIS Scheme is not renewed, we will no longer enjoy the tax exemptions described above, and unless we are able to utilize other similar tax exemption initiatives in the future, whether in Singapore or otherwise, our income may be subject to Singapore corporate income tax. As such, our business, financial condition, results of operations and prospects may be materially and adversely affected if our acceptance under the Singapore AIS Scheme is revoked, suspended, not renewed or otherwise terminated.

Grindrod Shipping shareholders may be subject to Singapore taxes.

Singapore tax law may differ from the tax laws of other jurisdictions, including the United States. Gains from the sale of Grindrod Shipping ordinary shares by a person not tax resident in Singapore may be taxable in Singapore if such gains are considered as being part of the profits of any business carried on in Singapore. For additional information, see "Item 10. Additional Information—Singapore Tax Considerations" in this registration statement. You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the Grindrod Shipping ordinary shares.

GRIN-051

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Grindrod Shipping is the holding company which will acquire the international drybulk and tanker shipping group of Parent, whose origins date back to the formation of a shipping and related business in 1910 by Captain John Edward Grindrod. Grindrod Shipping was incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., in Singapore on November 2, 2017 under the Singapore Companies Act. On or around the Closing Date, Grindrod Shipping Holdings Pte. Ltd. will convert into Grindrod Shipping Holdings Ltd., a public company incorporated in accordance with the laws of Singapore.

Parent has been involved in various sectors of the shipping and transport industry for more than 100 years. The drybulk business in its current form under the IVS brand dates back to 1976 and was acquired by Parent in 1999. The modern day tanker business under the Unicorn brand dates back to 1973 when Parent acquired a tanker of approximately 20,000 dwt.

On the Closing Date, the board of directors of Parent will authorize Parent to make a distribution in specie consisting of the Convertible Notes to be distributed on the Closing Date pro rata to all of Parent's ordinary shareholders. Parent's ordinary shareholders will receive one Convertible Note for every 40 shares of Parent's ordinary shares. The Convertible Notes will immediately and automatically convert into ordinary shares in Grindrod Shipping following the distribution of the Convertible Notes to Parent's ordinary shareholders. Each Convertible Note will convert into one ordinary share of Grindrod Shipping with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they hold their Parent ordinary shares immediately following the consummation of the Spin-Off. For more information on the Spin-Off and the treatment of fractional interests, see "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off".

Our principal executive offices are located at #03-01 Southpoint, 200 Cantonment Road, Singapore, 089763 and our telephone number at that location is +65 6323 0048.

From time to time, we have sold vessels in the ordinary course. For a discussion of our principal capital expenditures, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources".

B.    Business Overview

We are an international shipping company that owns, charters -in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements.

We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an "unallocated" segment. Our business also includes a container business held through OACL and a bunker business held through Unicorn Bunker, both of which were sold in the first quarter of 2018. See "Item 5. Operating and Financial Review and Prospects—The Spin-Off".

In the drybulk business we are primarily focused on the handysize and supramax segments. We have 20 handysize drybulk carriers and 13 supramax drybulk carriers in our operating fleet with sizes ranging from 28,000 dwt to 61,000 dwt. We also charter-in one capesize vessel that we will redeliver in early 2018. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

In the tanker business we are focused on the medium range tanker segment and also operate in the small tanker segment. We have 11 medium range tankers and four small tankers in our operating fleet with sizes ranging from 16,500 dwt to 52,000 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by one of our joint venture partners or third parties, and under various other arrangements, including charter-out, bareboat charter, under COA or in the spot market.

As of February 28, 2018, we operate a Fleet of 49 vessels consisting of 25 owned drybulk carriers (including 15 drybulk carriers that we own through joint ventures), nine long-term chartered-in drybulk carriers, 12 owned tankers (including six tankers that we own through joint ventures) and three long-term chartered-in

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tankers (see the below Fleet table for details). We regard vessels owned by the joint ventures in which we participate as owned vessels in our Fleet. As of February 28, 2018, our Fleet has a total drybulk carrying capacity of approximately 1,475 million dwt and a total liquid bulk carrying capacity of approximately 588,200 dwt.

We regard chartered-in vessels as part of our Fleet if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months. Additionally, certain of our chartered-in vessels have purchase options.

In addition to our Fleet, we will from time to time charter-in additional vessels for initial committed periods of less than 12 months. We may do this entirely for our own profit or loss, or we may do this in the name of pools that we commercially manage in which event the profit or loss associated with the vessel will be for the account of the pool. From time to time we have, on average, chartered between 10 to 25 vessels on a short-term basis to take advantage of opportunities in the market and to help service our cargo contracts alongside our Fleet.

We have partnered with various global partners to operate a portion of our drybulk carriers through three joint ventures and a portion of our tankers through two joint ventures. We also have a majority interest in a joint venture that has drybulk freight contracts. For more information on the vessels held through joint ventures and a description of the key terms of certain of these joint ventures, see the Fleet table and "—Our Joint Ventures" below.

We have previously and will in future from time to time contract for the construction of newbuilding vessels. As of the date of this registration statement, we have no newbuilding vessels under construction. We may also acquire secondhand vessels or newbuilding resales.

From time to time, we may buy and sell vessels when we consider market conditions make it appropriate to do so and if our tonnage requirements permit. We consider that our trading of vessels involves both the acquisition of vessels at times when we perceive prices to be weak and the sale of vessels when values rise. In determining when to acquire vessels we take into account our liquidity position. our expectation of fundamental developments in the drybulk and tanker shipping sectors, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel's condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

We operate two drybulk commercial pools for which we earn pool management fees from third-party vessel owners and some of our joint venture partners. We do not operate any tanker commercial pools. We also provide commercial management for our drybulk carrier and one of our tanker joint ventures. We also technically manage the majority of the vessels that we own directly or through joint ventures.

In addition, we operate a service in the drybulk sector where we ship bulk cargo in parcel sizes that may be significantly less than the full carrying capacity of a vessel, or even less than the carrying capacity of an individual hold on a vessel. Where we load more than one parcel of bulk cargo in a hold we will separate the parcels using steel plates and other dunnage materials. Wherever it makes commercial sense to do so, we use vessels from our Fleet to carry this type of cargo. We also will source vessels off the spot market to carry the cargo. We have operated this service for more than 40 years, with a consistent customer base for most or all of this time.

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

  •
  Established Shipping Track Record in Key Geographic Markets.  The Grindrod Shipping business has been involved in various sectors of the shipping industry for more than 100 years. With a core presence and primary offices in Africa and Asia, we maintain a strong focus and local business relationships with critical end-users in geographic regions that have been key to drybulk and tanker demand growth.

  •
  Strong Balance Sheet Positioned for Additional Growth. Our balance sheet is well capitalized and we have maintained our liquidity position throughout the downturn in drybulk and tanker markets. We recently completed a twelve-vessel newbuilding program that has both modernized our drybulk carrier Fleet and positioned us to take advantage of further growth opportunities due to our moderate financial leverage, we have access to new capital from our lenders and joint

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    venture partners for acquisitions. We presently have no material contracted capital expenditures other than those incurred in the ordinary course of operating our business.

  •
  Experienced management team.  Our management team is led by Martyn Wade, our chief executive officer, who has 40 years of international shipping experience and has worked for vessel owners, operators and brokers in London, Johannesburg, New York and Singapore. Mr. Wade is a member of the Baltic Exchange Limited. Our management team collectively has over 230 years of combined shipping experience, and have developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

  •
  Significant in-house commercial and technical management expertise.  We commercially and technically manage the vast majority of our Fleet in-house for quality and cost control reasons which has generally enabled us to consistently enjoy greater than 98% fleet utilization. We have also established two drybulk commercial management pools in the drybulk handysize and supramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

  •
  Vessel employment supported by cargo contracts and strong relationships with key counterparties. We operate a significant base of cargo contracts and we believe that our focus on cargo contracts supports the employment and regional positioning of our vessels to better enable us to mitigate spot market volatility while still allowing us to capture upside potential in stronger charter markets. We have also established strong long-term global relationships with shipping companies, charterers, shipyards, trading houses, brokers and commercial shipping lenders, including our joint venture with Vitol, a global energy and commodity trading company.

  •
  Quality fleet built to high specifications.  We operate a quality fleet of drybulk carrier and tanker vessels with an average age of approximately five years. Our drybulk carriers have predominately been built in Japan and our tankers have been predominately built in Korea. We believe that owning and maintaining a quality fleet of Japanese and Korean vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan and Korea are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

  •
  Long-standing risk management model and liquidity model.  We operate a risk management model and a liquidity model that have been in place for many years and quantifies the extent to which our balance sheet may be at risk to freight market movements and accesses our liquidity position under various scenarios. We utilize these models to evaluate and attempt to mitigate market risk during any portion of a shipping cycle with a primary focus on maintaining acceptable levels of equity and liquidity in any potential market downturn.

Business strategies

Our primary objectives are to profitably grow our business and to maintain and enhance our position as a successful owner and operator of drybulk carrier and tanker vessels. The key elements of our strategy are:

  •
  Continue to operate a diversified fleet of drybulk carriers and tankers.  Following the Spin-Off, we intend to initially remain in both the drybulk and tanker sectors. This diversification has historically enabled us to mitigate our exposure to the cyclicality and volatility of the drybulk and tanker industries by being able to operate across both markets. We currently intend to expand and further invest in the drybulk sector where we believe we have a competitive edge due to our operating capability, quality of our vessels and our relationship with key industry players in Japan. While we will continue to operate in the tanker sector, we currently do not intend to expand our tanker fleet and we expect that over time we may divest out of this sector at opportune times in the market.

  •
  Expanding our drybulk carrier fleet through opportunistic acquisitions of quality vessels at historically attractive prices. We expect to concentrate on growth opportunities in the handysize and supramax range in the drybulk sector. Consistent with our operating strategy to date, we expect to balance our growth between owned and chartered-in vessels. When evaluating acquisitions and newbuildings, we will consider and analyze, among other things, our liquidity position, our expectation of fundamental developments in the drybulk shipping sector, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel's condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  •
  Continue to grow our relationships with key industry players.  We intend to continue to grow our handysize and supramax pools on the drybulk side of the business while continuing to utilize our commercial relationships with key counterparties, such as Vitol and Maersk Tankers, or Maersk, to commercially manage the majority of our tanker fleet.

  •
  Mitigate exposure to the volatility and seasonality of the spot market business.  We intend to continue to optimize the employment of our drybulk carriers and tankers through participation in a balance of both in-house and third-party commercial pools, as well as spot market charters to end-users. We believe that continued participation in our in-house managed commercial pools in the drybulk sector will provide us with the opportunity to continue to outperform, on average, the relevant industry benchmarks, and the use of charters FFAs and COAs will help enable us to manage the extent of our exposure to volatile charter rates.

  •
  Maintain a Strong Balance Sheet.  We intend to take a prudent approach to fleet expansion by ensuring that balance sheet flexibility, consistent with our risk management model and our liquidity model, remains a priority at all times. We currently intend to retain the majority of cash flow to allow us to fund growth and to maintain a strong balance sheet over time in order to adapt to market cycles.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of February 28, 2018:

  Drybulk Carriers

Vessel	Built	Country of Build	DWT	Type of Ownership	Type of Employment
Handysize
IVS Kanda	2004	Japan	32,400	Owned	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,300	Owned	IVS Handysize Pool
IVS Kawana	2005	Japan	32,600	Owned	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,400	Owned	IVS Handysize Pool
IVS Knot	2010	Japan	33,000	Owned	IVS Handysize Pool
IVS Kinglet	2011	Japan	33,000	Owned	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,100	Owned	IVS Handysize Pool
IVS Ibis(2)	2011	Japan	28,100	Owned	IVS Handysize Pool
IVS Sentosa	2010	China	32,500	Owned	IVS Handysize Pool
IVS Orchard	2011	China	32,500	Owned	IVS Handysize Pool
IVS Merlion	2013	China	32,500	Owned	IVS Handysize Pool
IVS Raffles	2013	China	32,500	Owned	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,500	Owned	IVS Handysize Pool
IVS Shikra	2008	Japan	29,600	Chartered-in (expires 2021)(3)	IVS Handysize Pool
Handysize—Eco
IVS Kestrel(4)	2014	Japan	33,000	Owned	IVS Handysize Pool
IVS Phinda(4)	2014	Japan	37,400	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Thanda(4)	2015	Japan	37,400	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Tembe(4)	2016	Japan	37,400	Owned	Commercially managed by us alongside the IVS Handysize Pool

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Vessel	Built	Country of Build	DWT	Type of Ownership	Type of Employment
IVS Sparrowhawk(4)	2014	Japan	33,000	Owned	IVS Handysize Pool
IVS Sunbird(2)	2015	Japan	33,000	Owned	IVS Handysize Pool
Supramax
IVS Beachwood	2011	Japan	61,000	Chartered-in (expires 2020)(3)	IVS Supramax Pool
Supramax—Eco
IVS Hirono(4)	2015	Japan	60,000	Owned	IVS Supramax Pool
IVS Bosch Hoek(4)	2015	Japan	60,000	Owned	IVS Supramax Pool
IVS Wentworth(4)	2015	Japan	58,000	Owned	IVS Supramax Pool
IVS Gleneagles(4)	2016	Japan	58,000	Owned	IVS Supramax Pool
IVS Swinley Forrest(4)	2017	Japan	60,000	Owned	IVS Supramax Pool
IVS North Berwick(4)	2016	Japan	60,000	Owned	IVS Supramax Pool
IVS Augusta	2015	Philippines(5)	58,000	Chartered-in (expires 2022)(3)	IVS Supramax Pool
IVS Pinehurst	2015	Philippines(5)	58,000	Chartered-in (expires 2022)(3)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,800	Chartered-in (expires 2021)(3)	IVS Supramax Pool
IVS Naruo	2014	Japan	60,000	Chartered-in (expires 2025)(3)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,000	Chartered-in (expires 2026)(3)	IVS Supramax Pool
IVS Hayakita	2016	Japan	60,000	Chartered-in (expires 2026)(3)	IVS Supramax Pool
Capesize
Mineral Belgium(6)	2005	China	173,800	Chartered-in (expires February 2018)	Bocimar Capesize Pool

  Tankers

Vessel Name	Built	Country of Build	DWT	IMO Designation	Type of Ownership	Type of Employment
Small Product Tankers
Berg(7)	2008	China	16,500	II, III	Owned	Time Charter (expires 2018)
Breede	2009	China	16,500	II, III	Owned	Spot Market and COA
Umgeni	2011	China	16,500	II, III	Owned	Brostrom Tanker Pool
Kowie	2010	China	16,500	II, III	Owned	Spot Market and COA

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Vessel Name	Built	Country of Build	DWT	IMO Designation	Type of Ownership	Type of Employment
Medium Range Product Tankers
Inyala	2008	South Korea	40,000	III	Owned	Handy Tanker Pool
Lavela(7)	2009	South Korea	40,000	III	Owned	Handy Tanker Pool
Rhino	2010	South Korea	40,000	II, III	Owned	Handy Tanker Pool
Matuku	2016	South Korea	51,000	II, III	Owned	Bareboat charter (expires 2020 with a two year option)
Coral Stars	2004	South Korea	40,000	III	Chartered-in (expires 2018)(3)	COA
Medium Range Product Tankers—Eco
Leopard Moon(8)	2013	South Korea	51,800	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(9)
Leopard Star(8)	2013	South Korea	51,800	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(9)
Leopard Sea(8)	2013	South Korea	51,800	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(9)
Leopard Sun(8)	2013	South Korea	51,800	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(9)
Doric Pioneer	2013	South Korea	52,000	II, III	Chartered-in (expires 2020)(3)	Commercially managed by Vitol in the spot market and/or time chartered(9)
Doric Breeze	2013	South Korea	52,000	II, III	Chartered-in (expires 2020)(3)	Commercially managed by Vitol in the spot market and/or time chartered(9)

(1)
Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.

(2)
Owned through a joint venture with Mitsubishi Corporation in which we have a 51% interest.

(3)
Includes an option period to extend the charter-in expiration date.

(4)
Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.à.r.l. in which we have a 33.5% interest.

(5)
Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(6)
The Mineral Belgium will be redelivered in February 2018 and is commercially managed by a third party.

(7)
Owned through a joint venture with Engen Petroleum Limited, or Engen, in which we have a 50% interest.

(8)
Owned through a joint venture with Vitol in which we have a 50% interest.

(9)
Our eco-product tankers are commercially managed by Mansel Limited. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Employment of Our Fleet

We aim to manage our business in a manner that achieves a balance between maximizing revenue opportunities and protecting against declines in revenue. We operate our vessels in commercial pools, in the spot market, on long- and short-term time charters and on occasion on bareboat charters. In addition to employing our vessels in these ways, we use FFAs and enter into COAs to manage our revenue risk and employment risk. Where we carry cargo under COAs, we may utilize our Fleet to do so or we may utilize vessels that we short term charter-in that are not part of our Fleet. We currently employ our vessels primarily in the spot market or spot market-oriented pools and we do not have a significant amount of fixed revenue cover. The term "fixed revenue cover" as used in this registration statement refers to the percentage of operating days in a period in which our vessels are fixed pursuant to vessel employment agreements into which the group has already entered.

  Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with similar modern well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each vessel owner or procured from third parties. The managers of the pools negotiate voyage charters and COAs and time charters of various lengths, usually less than 12 months, with customers. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable for vessels operating independently in the spot market, while providing a higher level of service offerings to customers.

A pool aggregates the revenues and agreed expenses, which are usually voyage related expenses, of all of the vessels in the pool and distributes the net earnings calculated on (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in the period. Usually a single pool manager is responsible for both the administrative and commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and longer term COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker purchases, port charges and administrative services for the vessels. For these services the pool manager charges a fee, which may be a flat rate per day per vessel in the pool, or a fixed percentage rate applied typically to the gross revenues earned by the pool, or a combination of both. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their owned vessels or payment of charter hire to the owners of chartered-in vessels they have entered into the pool.

In 2013, we established two drybulk commercial management pools in the handysize and supramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those held through joint ventures, except for the three 37,400 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. There are six other vessels owned by other vessel owners in the IVS Handysize Pool. This pool includes vessels of between 28,000 dwt and 34,000 dwt and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months.

Our IVS Supramax Pool includes all of the supramax vessels in our Fleet, including those held through a joint venture. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between 57,800 dwt and 61,000 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months.

We own three medium range tankers of 40,000 dwt which are entered into the Handy Tanker pool operated by Maersk. Additionally, the 40,000 dwt medium range tanker that we own in a joint venture with Engen is employed in this pool. There are 59 other vessels in this pool owned by other vessel owners. This

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pool includes vessels of between 35,000 dwt and 40,000 dwt and currently operates primarily in the spot market.

We own one 16,500 dwt small product tankers which is entered into the Brostrom tanker pool operated by Maersk. There are 23 other vessels in this pool owned by other vessel owners. This pool includes vessels of between 15,000 dwt and 20,000 dwt and currently operates primarily in the spot market.

  Spot Market

When we refer to a vessel operating in the spot market, we mean that we do not have long-term contracted employment for that vessel. The vessel's commercial manager or the pool manager, as applicable, seeks employment for these vessels on a day-to-day basis. The spot market includes voyage charters. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. The spot market also includes time charters of a short duration. Shipping rates are volatile and also fluctuate on a seasonal and year-to-year basis, which exposes us to this volatility more than if we had long-term fixed contracted revenue.

In addition, we may enter long-term charters or COAs where the rate we charge varies according to fluctuations in the shipping market. Although these types of contracts run over a longer period, the charter rates may be reset at the start of each voyage or on a monthly or quarterly or other interval. A number of industry participants produce daily assessments of the spot market rates and indices are produced to reflect the changes in the spot market over time based on these assessments. Accordingly, these contracts are generally referred to as "index-linked" contracts. Like spot market contracts, index-linked contracts are also exposed to the volatility in the shipping markets. The Baltic Exchange is the primary producer of these indices.

Market fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under longer term time charters or those serving fixed rate COAs, but operating in the spot market may enable us to capture increased profit margins during periods of improvements in charter rates. As the costs of our Fleet are typically of a long-term, fixed nature, downturns in the spot markets and in the drybulk or tanker industries generally would result in a reduction in profit margins.

Our three 37,400 dwt handysize vessels are currently primarily employed in the spot market and the vessels in the IVS Handysize Pool as well as our tankers employed in pools operated by Maersk, are currently also employed currently primarily in the spot market. The vessels in the IVS Supramax Pool currently trade in a combination of COAs and the spot market.

  Commercial Management

We own six medium range tankers of approximately 52,000 dwt, four of which we own through a joint venture with Vitol. These medium range tankers are commercially managed by Mansel. Mansel, an affiliate of Vitol, procures shipping for oil cargoes traded by Vitol. These vessels are currently operated in the spot market and on Vitol traded cargoes.

We commercially manage two 16,500 tankers, which primarily trade around the southern African coast, fulfilling obligations we have under COAs, as well as the cargo spot market.

As noted above, our three 37,400 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool and currently operate primarily in the spot market.

  Time Charters

Time charters provide a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business. We employ vessels under longer term time charter contracts as part of our overall management of our revenues and risks. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.

One of our 16,500 dwt tankers, owned through our joint venture with Engen, is on time charter to Engen until June 2018.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
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  Bareboat Charter

One of our medium range tanker vessels is bareboat chartered out until 2021.

Our Joint Ventures

The following descriptions are only a summary of the material provisions of our material joint venture agreements and are qualified in their entirety by reference to the copies of the joint venture agreements and amendments thereto, which are filed as exhibits to this registration statement.

  IVS Bulk Pte. Ltd.

We own an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sanktaty European Investments III S.à.r.l and Regiment Capital Ltd. IVS Bulk owns 12 of our drybulk carriers, consisting of six handysize vessels and six supramax vessels. We serve as the commercial and technical manager for these vessels and have employed the handysize vessels in our IVS Handysize Pool and have employed the supramax vessels in our IVS Supramax Pool, for which we are paid fees by IVS Bulk.

In addition to our equity interest in IVS Bulk, we have made a $25.6 million loan to IVS Bulk, which bears interest at 15.0% per year, is repayable upon 30 days' written demand or otherwise will mature on December 31, 2018. As of January 31, 2018, $12.7 remained outstanding under this loan. While it is likely we will be repaid under this loan, we may require IVS Bulk to sell the IVS Gleneagles in order to repay any amounts due to us. Under the IVS Bulk shareholders agreement, profits are paid to the shareholders pro rata, subject to certain priority provisions set forth in the shareholders agreement.

The IVS Bulk joint venture terminates on December 31, 2018. Upon termination, we have a right of first refusal to purchase the vessels owned by IVS Bulk at an independently determined market value. If we do not purchase the vessels, our joint venture partners will have the right to purchase the vessels at the same price offered to us. If the vessels are not sold to us or our joint venture partners, the vessels will be sold in the open market. The proceeds from any vessel sales will be applied to any outstanding third party liabilities, then to repay any excess contributions by the shareholders, and thereafter as dividends, subject to certain restrictions.

We may enter into discussions after the Spin-Off with our joint venture partners to explore the possibility of purchasing the vessels owned by IVS Bulk in exchange for equity in Grindrod Shipping and/or other cash consideration. Prior to the listing, Grindrod Shipping's shareholders will provide approval until the conclusion of our first annual general meeting, to issue new shares up to 25% of the number of ordinary shares outstanding immediately after the Spin-Off to the extent we were to issue equity for the purchase of these (or similar) vessels. See "Item 3. Risk Factors—Under Singapore law, shareholder approval is required to allow us to issue new shares which could impact our ability to raise capital or consummate acquisitions. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the ordinary shares." There can be no assurances that such discussions will take place or that we will be able to acquire the vessels on favorable terms, if at all.

  Leopard Tankers Pte. Ltd.

We own a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a joint venture with Vitol Shipping Singapore Pte. Ltd., an affiliate of Vitol. Leopard Tankers owns four 51,800 dwt tankers, which are commercially managed by Mansel, an affiliate of Vitol, which receives a management fee. The shareholders agreement specifies that the vessels owned by Leopard Tankers are intended to be employed in the spot market or time chartered to Mansel. There are currently no vessels time chartered to Mansel.

In addition to our equity interest in Leopard Tankers, we have made a $22.1 million loan to Leopard Tankers, which bears interest at 2.0% per year and will mature on January 1, 2020. As of January 31, 2018 $22.4 remained outstanding under this loan. Vitol has also made a $22.1 million loan to Leopard Tankers on the same terms. In addition, under the Leopard Tankers joint venture agreement, we and Vitol are obligated to fund on an equal basis certain funding shortfalls. In addition, we and Vitol have each guaranteed to the financiers of the Leopard Tanker credit facility up to 50% of the scheduled interest and principal payments of the $138.5 million Leopard Tankers credit facility, excluding any balloon payment at maturity. We have also provided an undertaking to those financiers to ensure a minimum working capital balance of $250,000 for each of the vessels owned by Leopard Tankers, but in no event are we required to provide more than 50% of such working capital shortfalls. See "Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements" for additional information on this loan and our

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

guarantee. Under the Leopard Tankers joint venture agreement, profits are paid to the parties on a pro rata basis.

The Leopard Tankers joint venture may be terminated by either party at any time. Accordingly, upon termination, we may agree with our joint venture partner that each of us and Vitol would acquire two vessels and each of us or Vitol could also purchase one or two of the vessels that would otherwise have been acquired by the other party if such party declines to do so. If neither party acquires the vessels or the parties do not reach an agreement to acquire the vessels from the other party, the unsold vessels will be offered for sale in the open market and the proceeds would be used to settle any third party claims and thereafter distributed to the joint venture partners in accordance with the joint venture agreement.

Management of Our Business

  General management

Overall responsibility for the oversight of the management of our company rests with our board of directors. We do all of the financial and administrative management of our business ourselves, contracting in human resource, financial, legal, tax and other specialist advice from reputable, arm's length service providers when required. We also expect to enter into a transition services agreement with Parent in connection with the Spin-Off, under which Parent will continue to provide to us, among other things, internal audit, corporate secretarial services, information technology and such other financial and management services as may be agreed through varying times in 2019, depending on the service, a related licensing agreement in respect of the use of certain intellectual property of Parent for a term as to be determined and a property lease agreement subject to termination on short-term notice.

  Commercial management

Decisions about how to commercially employ our Fleet, and general commercial and strategic decisions relating to the conduct of our business, including participation in joint ventures, are made by our own management and employees, under guidance and authority from our board of directors in accordance with our governance framework.

  Technical Management

We technically manage in-house the majority of our vessels that we own directly or through joint ventures. We employ a team of 30 experienced and qualified managers in Singapore and Durban. This team includes seven master mariners and 10 Class 1 marine engineers who perform superintendent and technical management functions for the in-house managed vessels. Our technical management team is responsible for the technical operation and upkeep of these vessels, including procurement, crewing, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and ensuring that our vessels under in-house management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations.

The majority of our crews are sourced from third-party crewing providers with whom we contract directly for the supply of crews to the vessels we manage in-house. Our technical team also operates the Grindrod Shipping Training Academy located in Durban from where we source some of our crewing requirements.

In addition, our in-house technical team also oversee the third-party technical managers who we have contracted to carry out technical management functions for the balance of our Fleet. Currently, we use two outside technical management providers, Sandigan Ship Services Inc., or Sandigan, and LSC Ship Management, or LSC. We contract with Sandigan for commercial and relationship reasons, as well as to provide us an ability to benchmark our in-house technical management team on drybulk carriers. LSC technically manages the vessels owned by our joint venture with Vitol.

Under the current technical management agreements with Sandigan and LSC, the third-party technical managers are responsible for the technical operation and upkeep of our vessels, including crewing, if specified, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and to ensure our vessels under their management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Each management agreement with the third-party technical managers is cancelable by us or the third-party technical manager for any reason at any time upon 60 days' prior written notice to the other. Upon

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

termination we are generally required to cover actual crew support cost and severance cost and pay a management fee for an additional three months. We may be required to obtain the consent of any applicable charterer and from some of our lenders before we appoint a new manager, however, such consent may not be unreasonably withheld.

Separately, we have one tanker chartered out on bareboat charter, under the terms of which the charterers are obliged to conduct the technical management of the vessel which they do through third-party managers ASP Ship Management Singapore Pte Ltd.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate vessels and solutions. A prospective customer's financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels' employment. Our customers with whom we contract as commercial managers of our own, our joint venture partners' and third parties' drybulk carriers and tankers include international commodity trading houses, mining companies, industrial manufacturing companies, major oil companies, traders of grains, steel and forestry products. Calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses, for the years ended December 31, 2016 and 2015, one customer accounted for 10% or more of our revenues in the amounts of approximately $40.9 million and $43.0 million. This same customer accounted for 10% or more of our drybulk carriers business revenues for the years ended December 31, 2016 and 2015. In the tankers business, calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses, two customers accounted for 10% or more of tankers business revenues in the amounts of approximately $55.9 million and $13.2 million, respectively, for the year ended December 31, 2015 and four customers accounted for 10% or more of tankers business revenues in the amounts of approximately $33.2 million, $13.1 million, $12.3 million and $10.6 million, respectively, for the year ended December 31, 2016.

Seasonality

We operate our drybulk carriers and tankers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or under time charters, which may result in quarter-to-quarter volatility in our operating results.

The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period.

The tanker sector is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but can be weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

In addition, unpredictable weather patterns tend to disrupt vessel routing and scheduling as well as the supplies of certain commodities.

Competition

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, size, age, condition and country of build for our vessels, our and our third-party commercial managers' reputations, and, particularly in the tanker sector, additional requirements of the charterers.

We compete primarily with other independent and state-owned drybulk and tanker vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers and tankers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, major oil companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. In the tanker market a part of the trade is captive

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

especially to major and national oil company fleets. Ownership and control in the drybulk sector is rather more fragmented than in the case of the tanker sector. Due in part to the highly fragmented markets in which we operate, competitors with greater resources than us could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. See, "Item 3. Risk Factors—We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably".

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of specific operating procedures. While all of our vessels are subject to environmental and other regulations and all of our vessels carry bunker fuel, we believe there is generally a greater risk of environmental concerns in the tanker sector, which makes up a smaller portion of our Fleet.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the future cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

  International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annex II relates to noxious liquid substances carried in bulk; Annex III relates to harmful substances carried in packaged form; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

In 2012, the IMO's Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of vessels carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. As of January 1, 2016, amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.

The MARPOL Annex I Condition Assessment Scheme, or CAS, sets out a framework of inspection and verification of the structural condition of certain oil tankers. In 2013, the MEPC adopted by resolution amendments to the CAS. These amendments, which became effective on October 1, 2014, complement inspections of bulk carriers and tankers set forth in the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, and enhance the programs of inspections for certain tankers.

  Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from vessels whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the vessel is at sea; they can, for example, include discharges occurring in the course of the vessel's repair and maintenance. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as ECAs.

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 vessels will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. The Company is currently reviewing alternatives to comply with MEPC 70 when it enters into force, but anticipates that it will comply with MEPC 70 by purchasing fuel with lower sulfur content.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, vessels operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. In addition, certain ports in China are subject to domestic Chinese ECAs. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states or other national jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. For example, the amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70 and MEPC 71, MEPC approved and adopted the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC's next session.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014. This included the requirement that all new vessels utilize the Energy Efficiency Design Index, or EEDI, and all vessels develop and implement Ship Energy Efficiency Management Plans, or SEEMPs.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We are in the process of implementing energy savings measures for our vessels, this will require financial expenditures, but ultimately result in lower fuel costs.

We believe that all our vessels are compliant in all material respects with these regulations that are currently in force. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, financial condition, cash flows and results of operations.

  Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention entered into force on September 8, 2017. However, at MEPC 71, MEPC decided that, while new vessels constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention would be delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems, or BWMS must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). At MEPC 70, MEPC adopted updated "guidelines for approval of ballast water managements systems (G8)". G8 updates previous guidelines concerning procedures to approve BWMS. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. We believe the costs of such compliance may be material over time, however, it is difficult to predict the overall impact of such a requirement on our operations.

  Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of vessels. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against vessel owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we or our technical managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate under the ISM Code unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state. We and/or our third-party technical manager have documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed every five years, but the document of compliance is subject to audit verification annually and the safety management certificate at least every 2.5 years.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all vessels granted the right to fly its flag. The "Shipping Industry Flag State Performance Table" published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory vessel surveys, and participation at IMO and International Labour Organization, or ILO, meetings. All of our owned vessels are currently flagged in Singapore except one medium range tanker and one small tanker that are flagged in the Isle of Man and one medium range tanker under a bareboat charter out that is flagged in New Zealand. Singapore flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels are ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

  Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vessel owner's actual fault and under the 1992 Protocol where the spill is caused by the vessel owner's intentional or reckless act or omission where the vessel owner knew pollution damage would probably result. The CLC requires vessels covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in vessel's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

  The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers, as well as non-tanker vessels that carry fuel oil, or bunkers, to power such vessels. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

  •
  injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

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  injury to, or economic losses resulting from, the destruction of real and personal property;

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  net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

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  loss of subsistence use of natural resources that are injured, destroyed or lost;

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  lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

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  net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply in all material respects with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operations.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We comply in all material respects with all existing applicable state regulations in the ports where our vessels call.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our operations.

  Other Environmental Initiatives

The CWA prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

The USCG, regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from vessels in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but to date has approved only a handful of technologies necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. While we believe that our vessels have been or will be fitted with systems that will

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

comply with the standards, those systems may not be approved. If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are equipped with vapor recovery systems that satisfy these existing requirements.

  European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the vessel is in danger.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, flag, and the number of times the vessel has been detained. The European Union also adopted and then extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

  Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from vessels. As of January 1, 2013, vessels were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from vessels. In addition, MEPC 70 approved a "roadmap" for developing an IMO strategy by 2018 on reduction of greenhouse gas emissions from vessels. For 2020, the European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

emissions from ocean-going vessels. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, at the end of 2016, signaled it might take additional actions regarding climate change.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

  International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. Amendments to MLC were adopted in 2014 and 2016. We are in compliance with MLC 2006.

  Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:

  •
  on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel's identity, position, course, speed and navigational status;

  •
  on-board installation of vessel security alert systems, which do not sound on the vessel but only alert the authorities on shore;

  •
  the development of a vessel security plan;

  •
  vessel identification number to be permanently marked on a vessel's hull;

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  a continuous synopsis record kept onboard showing a vessel's history including the name of the vessel, the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel's identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

  •
  compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We or our third-party technical managers, as applicable, implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our Fleet complies in all material respects with applicable security requirements.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.    For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is drydocked and is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a vessel owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most of our vessels are drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or the IACS. In 2012, the IACS issued draft harmonized Common Structural Rules, that align with the IMO goals standards, and were adopted in winter 2013. All our vessels are certified as being "in class" by the American Bureau of Shipping, (ABS), Det Norske Veritas, or DNV, Bureua Veritas, or BV, and Class NK, or NK. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we generally have no obligation to take delivery of the vessel except in circumstances where the damage is easily remedied, in which case we will take delivery of the vessel and have a claim for damages.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The oil majors, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel technical manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum, or OCIMF, have developed two basic assessment tools: the Ship Inspection Report program, or SIRE, and the Tanker Management & Self-Assessment program, or TMSA. The former is a physical vessel inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors. Based upon commercial risk, there are three levels of assessment used by oil majors:

  •
  terminal use, which clears a vessel to call at one of the oil major's terminals;

  •
  voyage charter, which clears the vessel for a single voyage; and

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  period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager, whether us or our appointed third-party manager, is responsible for obtaining and maintaining the vetting approvals required to successfully charter our vessels.

Risk of Loss and Liability Insurance

The operation of any drybulk carrier or tanker includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution incidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our Fleet in amounts that we believe to be prudent to cover day-to-day risks in our operations. We do not maintain cover for loss of hire or earnings arising out of insured peril events other than limited loss coverage relating to defined war risk events. However, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. In addition, while we believe that the insurance coverage that we have obtained is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our owned vessels. Each of our vessels is covered up to at least fair market value with deductibles ranging between $75,000 to $112,500 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or clubs. Except for pollution and passenger and crew claims, our coverage is unlimited but restricted to amounts as determined by law including laws pertaining to limitation of liability. Cover for pollution claims are limited to $1.0 billion and cover for passenger and crew claims are restricted to $3.0 billion.

Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at a floating rate that is generally valued at approximately $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our Fleet are "loss of hire" and "strikes," except in cases of loss of hire due to war risk event. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the vessel owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel earns fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer for the period of off-hire. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the vessel becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate our business as currently conducted. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting; and any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report on the financial statements. We currently prepare our combined financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP in the future while we are still an emerging growth company, we may be able to take advantage of the benefits of Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act, for complying with new or revised accounting standards. We intend to take advantage of these exemptions until we are no longer an emerging growth

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. See "Item 3. Key Information—Risk Factors—The Jumpstart Our Business Startups Act of 2012, or JOBS Act, will allow Grindrod Shipping to postpone the date by which it must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information provided in Grindrod Shipping's reports filed with the SEC, which could undermine investor confidence in Grindrod Shipping and adversely affect the market price of Grindrod Shipping's ordinary shares".

Foreign Private Issuer

We are a "foreign private issuer" as defined by the rules under pursuant to Rule 405 under the Securities Act. Our status as a foreign private issuer exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ, including the proxy rules, the short-swing profits recapture rules of Section 16 of the Exchange Act, and certain governance requirements, such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Furthermore, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act, which restricts the selective disclosure of material information.

We may take advantage of these exemptions for foreign private issuers until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. See "Item 3. Key Information—Risk Factors—Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act's domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses."

Legal Proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business that may be brought against us, that could have a material effect on our business, financial position, results of operations, cash flows or liquidity. From time to time we may face claims which fall outside the scope of our insurance coverage. In respect of such claims, we purchase FD&D insurance, which is discretionary coverage for the costs of defending or prosecuting such claims (for example, claims of a purely contractual nature, or collection of freight and demurrage). Those claims, even if covered by insurance and/or lacking merit, could result in the expenditure of significant financial and managerial resources.

We currently are involved in a dispute with Her Majesty's Revenue & Customs service of the United Kingdom, or HMRC, regarding a tax of 28% on a balancing charge against one of our subsidiaries. This tax relates to the purchase of the Torea vessel in December 2010 (which we subsequently sold in October 2017) following the vessel coming out of the U.K. tonnage tax regime earlier in the period. An adverse resolution of this dispute could result in an additional tax liability to us of approximately $5.1 million plus interest on late paid tax. While defenses are available to us, a liability amount of $2.4 million has been recorded in our combined financial statements. The HMRC has issued a Closure Notice indicating that this tax is payable, which we have appealed. Should the outcome be negative, we will appeal to the Tax Tribunal in London. No date has been set for the review of the current appeal and it is not currently possible to predict when the dispute will be finalized.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

C.    Organizational Structure

Grindrod Shipping is a company incorporated under the laws of the Republic of Singapore. We directly own two subsidiaries through which business operations are conducted and staff are employed, one is a Singapore company and the other is a South African company. Each of our wholly owned vessels is held through separate, wholly owned subsidiaries of our Singapore subsidiary, each of which is incorporated predominantly in Singapore, with one incorporated in the Marshall Islands. Please see Exhibit 8.1 to this registration statement for a list of our current subsidiaries.

D.    Property, Plants and Equipment

We do not own any material real property. We lease office space in several countries where we have staff or operations. Our largest offices are in Singapore, South Africa and the United Kingdom. Our main material assets consist of our vessels which are owned through several partly and wholly owned subsidiaries. See "—Organizational Structure" above.

For a description of our Fleet, see "—History and Development of the Company" and "—Business Overview—Our Fleet" above.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following management's discussion and analysis and results of operations and financial condition together with our combined financial statements, including the notes, and the other financial information appearing elsewhere in this registration statement. Certain information contained in this discussion and analysis and elsewhere in this registration statement includes forward-looking statements that involve risks and uncertainties. See "Forward-looking Statements" and "Item 3. Key Information—Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this registration statement.

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an "unallocated" segment. Our business also includes a container business which we hold through Ocean Africa Container Lines division, or OACL, and a bunker business which we hold through Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, both of which were separated from Grindrod Shipping in the first quarter of 2018. See "—The Spin-Off" below.

Our handysize and supramax operating fleet consists of 25 owned drybulk carriers (including 15 drybulk carriers that we own through joint ventures) and nine long-term chartered-in drybulk carriers. We have 20 handysize drybulk carriers and 13 supramax drybulk carriers in our operating fleet with sizes ranging from 28,000 dwt to 61,000 dwt. We also charter in one capesize vessel that we will redeliver in early 2018. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

Our tanker operating fleet consists of 12 owned tankers (including six tankers that we own through joint ventures) and three long-term chartered-in tankers. We have 11 medium range tankers and four small tankers in our operating fleet with sizes ranging from 16,500 dwt to 52,000 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by one of our joint venture partners or third parties, and under various other arrangements, including charter-out, bareboat charter, under contracts of COAs or in the spot market.

Recent Developments

In the first quarter of 2017 we entered into a new credit facility, paid off one credit facility and drew down on two other credit facilities. See "—Liquidity and Capital Resources—Cash Flow Discussion" and "—Liquidity and Capital Resources—Loan Agreements" below.

On October 17, 2017, we sold a twelve-year old medium range tanker for $11.0 million and a loss of $0.9 million was recognized on this sale. In November 2017, we sold a 15 year old handysize drybulk carrier for $6.8 million and a profit of $2.1 million was recognized on this sale.

In addition, on September 30, 2017, we recognized certain impairments. See "—Critical Accounting Policies" below.

Components of Our Operating Results

Revenues.    Revenues include vessel revenue, ship sales, and other revenue. Vessel revenues consist of charter hire revenue and freight revenue. Charter hire revenues primarily relate to time charter contracts and freight revenues primarily relate to voyage charter contracts and pool distributions. Ship sales include ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenues by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by

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Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire expense for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)
"Charter hire rate" refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)
"Off-hire" refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire expense when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire expense when the vessel is off-hire.

We also generate revenues by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk supramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through a joint venture that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise.

Cost of sales.    Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports. Voyage expenses include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage); fuel expenses; port expenses; freight forward agreements; and other expenses. Cost of sales also includes vessel operating costs which consist of crew expenses; repairs and maintenance; insurance; and other costs associated with the technical management of the Fleet. Cost of sales on sale of inventories; cost of sales on sale of bunkers and other consumables comprise the cost of ship sales. Ships classified as lease rentals (relating to charter hire revenue for the OACL business (as defined below)), container expenses; freight expenses; cargo handling; provision for onerous contracts; and other logistic purchases make up other expenses. Charter hire expenses, which primarily relate to time charter contracts, depreciation and amortization are also components of cost of sales.

Other operating income.    Other operating income consists of dividend income and foreign exchange gain.

Administrative expenses.    Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance. Administrative expenses may increase in connection with becoming a publicly reporting, listed entity, as a result of, among other things, increased audit, legal and professional fees and listing and exchange related costs. In addition, personnel costs may increase for a number of reasons, including in connection with relocation of certain management personnel to our Singapore office in connection with the Spin-Off.

Share of losses of joint ventures.    Share of losses of joint ventures relates to operating profits or losses attributable to our joint ventures. Our joint ventures are accounted for on an equity basis.

Interest income.    Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.    Interest expense primarily relates to interest on ship loans, interest on loans from related companies and interest on bank loans.

GRIN-077

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Other operating expenses.    Other operating expenses consist of impairment loss on assets, foreign currency exchange loss, loss on disposal of investment in subsidiaries and other operating expenses.

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

  •
  strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

  •
  cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;

  •
  seasonality;

  •
  our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;

  •
  changes in supply of drybulk and tanker vessels;

  •
  the duration of our charter contracts and market conditions when charters expire;

  •
  our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

  •
  the strength of and growth in the number of our customer relationships;

  •
  an increase in the price of bunker or other market-related increases to components of our costs of sales;

  •
  depreciation on our vessels and potential impairment charges;

  •
  the amount of time and expense that we spend positioning our vessels;

  •
  loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

  •
  the failure of counterparties to fully perform their contracts with us;

  •
  the required maintenance capital expenditures relating to our vessels and other administrative expenses;

  •
  the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

  •
  the age, condition and specifications of our vessels;

  •
  the effective and efficient technical management of our vessels and our vessel operating costs;

  •
  our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;

  •
  our ability to access capital to finance our fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

  •
  our level of debt and related interest expense;

  •
  corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

  •
  losses or provisions for losses on uncollectible revenues;

  •
  the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenues and expenses and costs in unwinding them;

  •
  the cost and adequacy or otherwise of our insurance coverage;

  •
  fluctuations in foreign currency exchange rates; and

  •
  inflation.

The Spin-Off

Our combined financial statements have been prepared on a stand-alone basis and are derived from combining the financial statements of Parent's wholly-owned shipping business subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, which we will acquire immediately prior to the Spin-Off.

In addition, the combined financial statements include components of Parent's shipping business which will not be transferred to us in the Spin-Off. In the first quarter of 2018, we sold two of GSSA's businesses,

GRIN-078

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

OACL and Unicorn Bunker, to another Parent subsidiary and such businesses will not be part of our results of operations for periods following the Spin-Off, however, the proceeds from these sales will remain with us following the Spin-Off.

The OACL and Unicorn Bunker businesses have been identified as niche South African operations involving assets that are either landlocked within the ports of Durban and Cape Town, or entirely land based, being terminal and warehouse operations all of which are subject to specific South African Regulations, local competition and governmental initiatives which management believes will be difficult to manage from an international holding company and will detract from the core drybulk carriers and tanker businesses that are operated on a global scale.

Accordingly, our historical results of operations may not be indicative of our future results of operations or financial condition as a separate, stand-alone public company.

Non-GAAP Financial Measures

The financial information included in this registration statement includes certain "non-GAAP financial measures" as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management's control. Management believes that the following non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue.    TCE revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenues and voyage expenses as reported for our operating segments include a proportionate share of vessel revenues and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE revenue per day also includes the proportionate share of our joint ventures' operating days and also includes charter-in days. TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue.

	2016			2015
	US$			US$
	Revenue	Voyage Expenses	Total TCE Revenue	Revenue	Voyage Expenses	Total TCE Revenue
Vessel revenue
Handysize	97,239	(53,362)	43,877	100,775	(43,186)	57,589
Supramax	116,171	(56,009)	60,162	145,927	(66,386)	79,541
Medium range tankers	48,672	(5,019)	43,653	70,380	(3,100)	67,280
Small tankers	22,561	(3,454)	19,107	26,498	(2,832)	23,666
Other drybulk carriers	76,643			94,218
Other tankers	15,721			13,365
Ship sale revenue	12,275			13,210
Other revenue	5,134			3,519
Adjustments*	(22,884)			(33,453)

Total revenue	371,532			434,439

*
Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint-ventures' proportionate financial information are adjusted out to reconcile to the combined financial statements.

Vessel operating cost per day.    Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures' vessel operating costs and operating days and excludes charter-in days.

GRIN-079

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Critical Accounting Policies

Our combined financial statements and accompanying notes are prepared in accordance with IFRS. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances. A change in the estimates or a variance in the application, or interpretation of IFRS could yield a materially different accounting result. A summary of our critical accounting estimates where we believe that had we made different estimations, judgments or interpretations from the ones we made, would have yielded the most significant differences in our combined financial statements, can be found in the notes to the combined financial statements. See Note 2 to the combined financial statements for a summary of all of our significant accounting policies.

Vessels and depreciation

Owned vessels are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred to finance the vessel during that period. The market average useful life of a vessel is estimated to range from 25 to 30 years at which point it would usually be scrapped. Our strategy is to maintain a young fleet compared to the market average. For accounting purposes, we estimate useful life as 15 years from date of delivery for new vessels. Vessels are depreciated on a straight-line basis to an estimated residual value over their useful life of 15 years.

An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and, in the case of an increased useful life, extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge.

The carrying value of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels.

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders open-market, individual, charter-free valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels done on the same basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. Such a valuation is based on the value of the vessel assuming we continue to operate the vessel until it reaches 15 years in age and then sold after that date (rather than classifying the vessel as inventories) and therefore such valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We also obtain such valuations each quarter on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where there is a purchase option in our Fleet. These valuations as well as the valuations for the purposes of the bank credit facilities, are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We have received valuations on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where we have purchase options in our Fleet as of June 30, 2017. If we were to compare those valuations to the carrying value of our vessels as of June 30, 2017, that carrying value would exceed their valuations by an aggregate of $66 million, ranging on individual vessels from $1.5 million to $5.8 million. The valuations of our vessels can vary depending on the shipyards where they were built and the dates of delivery.

Impairment of Assets

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of our assets when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if it no longer fits into our strategic planning. The recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. For estimating the recoverable amount of an asset we may also use the market comparable approach that reflects recent transaction prices for similar assets, with similar age and specifications. We use the market comparable approach where we have decided to divest of an asset. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Value in use is a key method for estimating the recoverable amount where we have not determined to divest of the asset, and is estimated taking into account discounted future cash flows, forecast market conditions and the expected lives of the

GRIN-080

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

assets. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, its carrying amount is reduced to the higher of its recoverable amount and zero. Where there is an impairment loss relating to a cash-generating unit, the impairment loss is first allocated to reduce the carrying amount of goodwill, if any, and then to the other assets of the cash-generating unit. Subsequent to the recognition of an impairment loss, the depreciation or amortization charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

Impairment losses on tangible assets are recognized in profit or loss. If the estimate of the recoverable value of an asset (following an impairment loss) subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized in profit or loss.

Impairment losses recognized on goodwill and other intangible assets are not subsequently reversed if the value of the goodwill subsequently increases. The attributable amount of goodwill is included in the calculation of profit or loss on disposal when the related business is sold.

  Vessels

In developing a value in use calculation for a vessel, we make assumptions and estimates about vessels' future performance, with the most significant assumptions relating to (i) charter rates on vessels which are based on management's estimate of the average charter rates over the remaining life of the vessel to 15 years, (ii) off-hire days, which are based on historical off-hire statistics for our fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) drydocking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 15 years from construction and (vi) estimated sale value of that vessel when the vessel reaches 15 years. We apply the U.S. dollar inflation rate to vessel operating costs (not including depreciation). The future cash flows are discounted to their present value using the current fiscal year's discount rate to reflect the time value of money.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long term charter rates and vessel values will remain at their current levels, whether they will improve by any significant degree, or whether they will achieve the forecast charter rates estimated in the value in use calculations. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

The recoverable amounts of vessels that will be classified as inventories are determined based on fair value less cost of disposal, with fair value determined based on the market comparable approach that reflects recent transaction prices for similar vessels, with similar age and specifications. In valuing the vessels, the appraisers take into consideration the prevailing market conditions and make adjustments for differences where necessary before arriving at the most appropriate value for the vessels.

Management monitors developments in the market charter rates in order to assess the appropriateness of the charter rates that are utilized in the impairment analyses.

As at December 31, 2016, a change to the following estimate used in management's assessment would result in the recoverable amount of each vessel being below the carrying amount of the vessel (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers:

  •
  5.80% to 29.38% decrease to the charter rate; or

  •
  4.01% to 37.27% increase to the discount rate.

Tankers:

  •
  2.66% to 53.62% decrease to the charter rate; or

  •
  2.17% to 23.59% increase to the discount rate.

Based on the key assumptions and taking into account the sensitivity analysis above, management determined that the estimated recoverable amount of the vessels (excluding ships classified as inventories held for sale) are appropriate. Accordingly, no further allowance impairment loss is required except for the impairment loss of $12.6 million recognized during the year ended December 31, 2016 and $67.8 million during the year ended December 31, 2015. The impairment was largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

GRIN-081

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

On September 30, 2017, we impaired the vessels to the extent of $20.2 million because we determined certain vessels no longer fit into our strategic planning. Management intends to divest or sell these vessels and use the funds to modernize the Fleet.

  Non-Vessel

Goodwill and intangible assets with indefinite useful lives or which are not available for use, and the cash-generating units to which these assets have been allocated, are tested for impairment at the end of each reporting period and on a continuous basis, even if there is no indication of impairment. For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units expected to benefit from the synergies of the combination at inception of the combination.

On September 30, 2017, we impaired the goodwill and intangible assets that arose on the acquisition of the remaining equity of one of our former joint ventures in 2014. Goodwill was impaired on September 30, 2017 by $5.4 million and the intangible assets were impaired by $3.3 million. Management took the decision to impair the value based on the fact that the profits declined from those earned in previous years and the business model has changed thereby effecting the division.

In addition, a number of vessels that were required to be impaired on September 30, 2017 were held in joint ventures which resulted in the impairment of investments in joint ventures in our financial statements by $17.1 million. These vessels held by our joint ventures were impaired because they no longer fit into our strategic planning and/or the joint ventures that own vessels are coming to an end in accordance with their terms. Management intends to seek to sell these vessels and use the funds to modernize the fleet.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated rebates, commissions and other similar allowances.

Charter hire revenue is recognized on a daily accrual basis. Freight revenue is recognized on completion of the voyage and for uncompleted voyages at year-end on the percentage of completion basis. Results of uncompleted voyages are included based on the estimated voyage result and the voyage time elapsed. Anticipated losses for contracts arising on uncompleted voyages are provided in full.

Sales of ships, bunkers and consumables are recognized when all the following conditions are satisfied:

  •
  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  we have retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the entity; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Management fee income is recognized on accrual basis over the period of services rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognized when the shareholders' rights to receive payment have been established.

Provision for Onerous Contracts

An onerous contract is considered to exist where we have a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under such contract. Present obligations arising under onerous contracts are recognized and measured as a provision. Full provision is made for the present obligations of the unavoidable future losses of fulfilling the terms of onerous vessel charter contracts or COAs to which we are committed. See Note 20 to the combined financial statements for further details.

Results of Operations

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Certain financial data on a combined basis and for our primary segments was as follows for the years ended December 31, 2016 and 2015. This information was derived from our combined financial statements for the respective periods.

GRIN-082

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2016	2015
Revenue	$371,532	$434,439
Cost of sales	(365,735)	(407,577)

Gross profit	5,797	26,862
Other operating income	5,687	6,142
Administrative expense	(30,140)	(27,670)
Share of losses of joint ventures	(3,472)	(18,748)
Interest income	5,260	3,101
Interest expense	(4,899)	(4,448)
Other operating expenses	(18,093)	(71,829)

Loss before taxation	(39,860)	(86,590)
Income tax expense	(3,849)	(3,764)

Loss for the year	$(43,709)	$(90,354)

Segment Results of Operations(1)

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
Drybulk Carriers Business
Handysize Segment
Revenues	$98,909	$101,468
Cost of Sales	$(109,384)	(113,784)
Supramax Segment
Revenues	$117,076	$146,195
Cost of Sales	$(118,513)	(139,062)
Tankers Business
Medium Range Tankers Segment
Revenues	$60,090	$67,967
Cost of Sales	$(58,628)	(48,373)
Small Tankers Segment
Revenues	$22,561	$39,445
Cost of Sales	$(18,833)	$(37,323)

(1)
Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our combined results of operations.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2016 and 2015 that we believe may be useful in better understanding our operating fleet's financial position and results of operations.

GRIN-083

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Drybulk Carriers Business

	Year Ended December 31,
	2016	2015
Handysize Segment
Calendar days(1)	7,625	7,883
Available days(2)	7,559	7,762
Operating days(3)	7,460	7,692
Fleet utilization(4)	98.7%	99.1%
Vessels operating at period end(5)	20.4	21.1
Handysize Segment Average Daily Results
TCE per day(6)	$5,888	$7,487
Vessel operating costs per day(7)	$5,091	$5,153
Supramax Segment
Calendar days(1)	7,700	7,952
Available days(2)	7,700	7,952
Operating days(3)	7,654	7,774
Fleet utilization(4)	99.4%	97.8%
Vessels operating at period end(5)	20.9	21.3
Supramax Segment Average Daily Results
TCE per day(6)	$7,860	$10,232
Vessel operating costs per day(7)	$4,433	$4,297
Tankers Business
Medium Range Tankers Segment
Calendar days(1)	3,140	3,288
Available days(2)	3,140	3,288
Operating days(3)	3,140	3,271
Fleet utilization(4)	100%	99.5%
Vessels operating at period end(5)	9	8
Medium Range Tankers Segment Average Daily Results
TCE per day(6)	$13,902	$20,569
Vessel operating costs per day(7)	$7,053	$7,458

Small Tankers Segment
Calendar days(1)	1,657	2,163
Available days(2)	1,603	2,136
Operating days(3)	1,572	2,096
Fleet utilization(4)	98.1%	98.2%
Vessels operating at period end(5)	5	5
Small Tankers Segment Average Daily Results
TCE per day(6)	$12,154	$11,291
Vessel operating costs per day(7)	$7,478	$7,675

(1)
Calendar days:    total calendar days the vessels were in our possession for the relevant period.

(2)
Available days:    total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.

(3)
Operating days:    the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.

(4)
Fleet utilization:    the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in technically managing its vessels.

GRIN-084

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

(5)
Vessels operating at period end:    reflects the total amount of wholly-owned vessels we own at period end, as well as our proportionate ownership of vessels that we own through our joint ventures.

(6)
TCE per day:    vessel revenues less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenues per day includes the proportionate share of our joint ventures' operating days and includes charter-in days.

(7)
Vessel operating costs per day:    Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating expense per day includes the proportionate share of our joint ventures' vessel operating costs and calendar day and excludes charter-in days.

Revenues.    Revenues decreased by $62.9 million, or approximately 14%, from $434.4 million for the year ended December 31, 2015 to $371.5 million for the year ended December 31, 2016. This decrease was primarily due to the continued weakening of the drybulk spot market rate, to the lowest point in the first quarter of 2016, and to the continued weakening in the tanker sector, which were partially offset by slowly improving spot market charter rates in the drybulk sector in the latter half of 2016. The largest component of revenues is vessel revenue. Vessel revenues decreased by $63.6 million, or approximately 15%, from $417.7 million for the years ended December 31, 2015 to $354.1 million for the year ended December 31, 2016, respectively. This decrease was primarily due to the decline in the drybulk charter rates in the beginning of 2016 and in the tanker charter rates toward the end of the same year. Vessel revenues were $46.0 million and $47.7 million for the OACL business in the years ended December 31, 2016 and 2015 respectively.

  Drybulk Business Revenues and Vessel Revenues

In the drybulk business, our handysize total revenues and supramax total revenues decreased by $2.6 million and $29.2 million, respectively, or approximately 2% and 20%, respectively, from $101.5 million and $146.2 million, respectively, for the year ended December 31, 2015 to $98.9 million and $117.0 million, respectively, for the year ended December 31, 2016. These decreases were primarily due to the decreases in drybulk spot market charter rates in 2016.

Our handysize vessel revenues and supramax vessel revenues decreased by $3.6 million and $29.7 million, respectively, or approximately 3% and 20%, respectively, from $100.8 million and $145.9 million, respectively, for the year ended December 31, 2015 to $97.2 million and $116.2 million, respectively, for the year ended December 31, 2016. This decrease was primarily due to the continued weakening of the drybulk spot market rate, to the lowest point in the first quarter of 2016, and to the continued weakening in the tanker business, which were partially offset by slowly improving spot market charter rates in the drybulk business in the latter half of 2016.

  Tankers Business Revenues and Vessel Revenues

In the tankers business, our medium range tankers total revenues and small tankers total revenues decreased by $7.9 million and $16.8 million, respectively, or approximately 11.6% and 43%, respectively, from $68.0 million and $39.4 million, respectively, for the year ended December 31, 2015 to $60.1 million and $22.6 million, respectively, for the year ended December 31, 2016. These decreases were primarily due to the further weakening in tanker spot market charter rates impacting medium range tankers and to a lesser extent, the impact on the small tankers segment, and in the small tankers segment the sale of a tanker is included in the revenue in 2015. The decrease in medium range tankers was partially caused by a sale of a medium range tanker in 2016 which partially offset the drop in charter rates.

Our medium range tankers vessel revenues and small tankers vessel revenues decreased by $21.8 million and $3.9 million, respectively, or approximately 31% and 15%, respectively, from $70.4 million and $26.5 million, respectively for the year ended December 31, 2015 to $48.7 million and $22.6 million, respectively, for the year ended December 31, 2016. These decreases were primarily due to the further weakness in tanker spot market charter rates.

GRIN-085

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  Drybulk Business TCE Revenue

Handysize TCE per day decreased by $1,599 per day, or approximately 21%, from $7,487 per day for the year ended December 31, 2015 to $5,888 per day for the year ended December 31, 2016. This decrease was due to a decrease in the spot market rates in the first half of 2016.

Supramax TCE per day decreased by $2,372 per day, or approximately 23%, from $10,232 per day for the year ended December 31, 2015 to $7,860 per day for the year ended December 31, 2016. This decrease was due to the further decrease in the spot market rates in the first half of 2016.

  Tankers Business TCE Revenue

Medium range tankers TCE per day decreased by $6,667 per day or approximately 32%, from $20,569 per day for the year ended December 31, 2015 to $13,902 per day for the year ended December 31, 2016. This decrease was due to further weakness in tanker spot market rates during the second half of 2016.

Small tankers TCE per day increased by $863 per day, or approximately 8%, from $11,291 per day for the year ended December 31, 2015 to $12,154 per day for the year ended December 31, 2016. This increase was due to an increase in COAs.

Cost of sales.    Cost of sales decreased by $41.8 million, or approximately 10.3%, from $407.6 million for the year ended December 31, 2015 to $365.7 million for the year ended December 31, 2016. The key components of cost of sales are charter hire expenses and voyage expenses. Charter hire expenses decreased from $150.6 million for the year ended December 31, 2015 to $121.1 million for the year ended December 31, 2016. The decrease in charter hire expenses was due to the decrease in the charter hire days and charter rates as a result of the declining spot market charter rates in 2016. Voyage expenses decreased from $143.6 million for the year ended December 31, 2015 to $140.7 million for the year ended December 31, 2016. This decrease is due to the decrease in fuel costs as a result of a drop in the average bunker rates as well as a reduction in the number of vessels we commercially managed. The decrease in fuel costs was partially offset by the increase in pool distribution cost, which was a result of the increased number of vessels entering the IVS Handysize Pool in 2016 and that the IVS Supramax Pool only commenced in the second half of 2015.

  Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax segment cost of sales decreased by $4.4 million and $20.7 million, or approximately 4% and 15%, from $113.8 million and $139.0 million, respectively, for the year ended December 31, 2015 to $109.4 million and $118.5 million, respectively, for the year ended December 31, 2016. These decreases were primarily due to the decrease in drybulk spot market charter rates in 2016.

Our handysize voyage expenses increased and supramax segment voyage expenses decreased by $10.1 million and $10.4 million, respectively, or approximately 23% and 16%, from $43.2 million and $66.4 million, respectively, for the year ended December 31, 2015 to $53.4 million and $56 million, respectively, for the year ended December 31, 2016. These movements were primarily due to the decrease in the average number of vessels and the decrease in fuel costs.

Our handysize vessel operating costs and supramax vessel operating costs increased by $0.8 million and $2.2 million, respectively, from $26.2 million and $0.3 million, respectively, for the year ended December 31, 2015 to $27.0 million and $2.5 million, respectively, for the year ended December 31, 2016.

  Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day remained relatively flat at $5,153 per day for the year ended December 31, 2015 and $5,091 per day for the year ended December 31, 2016.

Supramax vessel operating costs per day remained relatively flat at $4,297 per day for the year ended December 31, 2015 and $4,433 per day for the year ended December 31, 2016.

  Tankers Business Cost of Sales

In the tankers business, our medium range tankers and small tankers cost of sales increased by $10.3 million and decreased by $18.5 million, respectively, or approximately 21% and 50%, respectively, from $48.3 million and $37.3 million, respectively, for the year ended December 31, 2015 to $58.6 million and $18.8 million, respectively, for the year ended December 31, 2016. These movements were primarily due to the sale of a vessel in each of 2015 and 2016.

GRIN-086

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Our medium range tankers voyage expenses and small tankers voyage expenses decreased by $1.9 million and $.06 million, respectively, or approximately 61% and 21%, respectively, from $3.1 million and $2.8 million, respectively, for the year ended December 31, 2015 to $5.0 million and $3.4 million, respectively, for the year ended December 31, 2016. These decreases were primarily due to lower fuel prices.

Our medium range tankers operating costs and small tankers operating costs decreased by $2.5 million and $1.6 million, respectively, from $17.3 million and $12.0 million, respectively, for the year ended December 31, 2015 to $14.8 million and $10.4 million, respectively, for the year ended December 31, 2016.

  Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating costs per day decreased by $1,053 per day from $8,634 per day for the year ended December 31, 2015 to $7,581 per day for the year ended December 31, 2016. The decrease is due to better positioning of the vessels that has decreased the cost of repairs, crew transport and delivery costs.

Small tankers vessel operating costs per day decreased by $230 per day from $8,357 per day for the year ended December 31, 2015 to $8,127 per day for the year ended December 31, 2016. The decrease is due to better positioning of the vessels that has decreased the cost of repairs, crew transport and delivery costs.

Gross (loss)/profit.    Gross profit decreased by $21.0 million, or 78%, from $26.8 million for the year ended December 31, 2015 to $5.8 million for the year ended December 31, 2016 for the reasons set forth above.

Other operating income.    Other operating income consisted primarily of foreign exchange gain. For the year ended December 31, 2016 we incurred an unrealized foreign exchange gain of $4.1 primarily as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains. For the year ended December 31, 2015 we incurred a foreign exchange gain of $5.0 primarily as a result of the types of realized and unrealized gains described above.

Administrative expenses.    Administrative expenses increased by $2.5 million, or approximately 9.0%, from $27.7 million for the year ended December 31, 2015 to $30.2 million for the year ended December 31, 2016 primarily as a result of increased salary costs, increased rental costs relating to our OACL business, and a lower Parent share scheme cost in 2015. Administrative expenses also include charges billed to GSPL and GSSA by Parent's subsidiaries that generally relate to the cost of corporate resources provided by Parent.

Other operating expenses.    Other operating expenses consisted primarily of foreign exchange loss and impairment loss on ships. For the year ended December 31, 2016 we incurred a foreign currency exchange loss of $4.3 million primarily as a result of unrealized revaluations of foreign bank balances, vendor balances and customer balances at period end as well as realized losses. For the year ended December 31, 2015, we incurred a foreign currency exchange loss of $2.8 million primarily as a result of realized and unrealized losses described above. For the year ended December 31, 2016, we recorded an impairment of $12.6 million relating to one drybulk carrier and one tanker vessel. The tanker vessel was subsequently sold in October 2017. The sale of the drybulk vessel took place in November 2017. In 2015, we recorded an impairment of $67.8 million relating to the reduction of the carrying value of our vessels. The impairment was largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

Interest income.    Interest income increased from $3.1 million for the year ended December 31, 2015 to $5.3 million for the year ended December 31, 2016. The reason for the increase is primarily due to additional loans to two of our joint ventures.

Interest expense.    Interest expense increased from $4.4 million for the year ended December 31, 2015 to $4.9 million for the year ended December 31, 2016. Interest expense is the payment of interest on debt that principally funds our vessels. This increase is primarily due to an increase in the LIBOR rate from an average of 0.3% in 2015 to an average of 0.7% in 2016, as well as an increase of the average capital amount of debt outstanding due to the drawdown of the available revolving credit facility to the extent of $30.0 million. The total debt outstanding has increased from $101.7 million as at December 31, 2015 to $112.5 million as at December 31, 2016. The weighted average effective interest rate on our outstanding debt increased from 2.69% in 2015 to 3.11% in 2016.

Share of joint venture companies' loss after taxation.    Share of joint venture companies' loss after taxation decreased from a loss of $18.7 million for the year ended December 31, 2015 to a loss of $3.4 million for

GRIN-087

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

the year ended December 31, 2016 primarily due to the decline in drybulk charter rates in the beginning of 2016 and of the tanker charter rates toward the end of the same year and for the same reasons set forth above. Impairments for joint venture vessels were included in share of joint venture companies' loss after taxation in 2015 were $23.6 million and no impairment for joint venture vessel was recognized in 2016.

Taxation.    Taxation for the year ended December 31, 2016 remained stable at $3.8 million for the year ended December 31, 2015 and $3.8 million for the year ended December 31, 2016.

Loss for the year.    Our loss for the year ended December 31, 2016 decreased from a loss of $90.3 million for the year ended December 31, 2015 to $43.7 million for the year ended December 31, 2016 for the same reasons set forth above.

Liquidity and Capital Resources

  Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, payments of interest, quarterly principal payments under our credit facilities, and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities.

As of December 31, 2016 we had commitments of $4.6 million in respect of vessel purchases. The full amount was paid in January 2017 and no further amounts are committed as of the date of this registration statement. In addition, as of December 31, 2017, we had purchase options to acquire five vessels. Our options to purchase the IVS Shikra and the IVS Beachwood, at fixed option prices based on the remaining time balance of the charter, are currently in the exercise period under their respective charter parties, and we have options to purchase the IVS Naruo, one of either the IVS Augusta or the IVS Pinehurst and the IVS Hayakita, in each case at fixed option prices based on the remaining time balance of the charter, that will first enter into the exercise periods under their respective charter parties in December 2019, December 2019 and July 2021, respectively. In each case, such purchase option is subject to certain adjustments and other conditions and will expire at the completion of the time charter. See "Item 4. Information on the Company—Business Overview—Our Fleet".

We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

  Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2016 and 2015.

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
Cash (used in)/generated from operating activities	$(21,257)	$114,659
Cash (used in)/generated from investing activities	(35,705)	(55,601)
Cash (used in)/generated from financing activities	47,738	(33,269)
(Decrease)/increase in cash and cash equivalents	(9,224)	25,789
Cash and cash equivalents, beginning of year	70,030	48,270
Differences in translation	1,664	(4,029)

Cash and cash equivalents, end of year	$62,470	$70,030

Cash (used in)/generated from operating activities.    Cash from operating activities changed negatively by $135.9 million to an outflow of $21.3 million for the year ended December 31, 2016 as compared to an inflow of $114.7 million for the year ended December 31, 2015. Cash generated from operating activities for the year ended December 31, 2015 was primarily due to the receipt of approximately $26.0 million of

GRIN-088

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

refunded prepayments relating to a canceled shipbuilding contract, Parent's capitalization and release from certain intercompany loans of approximately $21.0 million relating to the acquisition of the OACL division, and Parent's intercompany loan to us of $18.2 million relating to the acquisition of a vessel. Cash from results of operations in 2015 was also higher than in 2016 due to improved revenues resulting from improving drybulk spot market charter rates. Cash used in operating activities for the year ended December 31, 2016 was primarily due to the payment of approximately $23.0 million for the final installment relating to the delivery of a tanker and movements in working capital in March 2016.

Cash (used in)/generated from investing activities.    Cash used in investing activities decreased by $19.9 million to $35.7 million for the year ended December 31, 2016 as compared to $55.6 million for the year ended December 31, 2015. Cash used in investing activities for the year ended December 31, 2016 and for the year ended December 31, 2015 was primarily the net result of investment installments made in the IVS Bulk joint venture under the IVS Bulk shareholders' agreement relating to the twelve vessels built and delivered to the joint venture and repayments of loans to the holding company and related companies.

Cash (used in)/generated from financing activities.    Cash generated from financing activities increased by $81 million to $47.7 million for the year ended December 31, 2016, as compared to $33.3 million used in financing activities for the year ended December 31, 2015. Cash generated from financing activities for the year ended December 31, 2016 was primarily the result of the drawdown of the remaining availability under our revolving credit facility in the amount of $30.0 million and a $37.0 million short-term loan from Parent, $22.3 million of which was repaid in January 2017 and regular quarterly principal and interest payments. Cash used in financing activities for the year ended December 31, 2015 was the result of regular quarterly principal and interest payments under our credit facility which were offset by the $10 million that was drawn on existing revolving credit facilities.

  Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions.

We currently have no newbuilding vessels under construction, however, we have entered into newbuilding contracts in the past, and expect that we or our joint ventures will enter in to additional newbuilding contracts in the future. In addition to any acquisitions that we may make in the future, the Leopard Tankers joint venture with Vitol may be terminated at any time by either party. If that agreement is terminated, we may acquire two vessels and each of us or our joint venture partner might also purchase one or two of the vessels that would otherwise have been acquired by the other party if such party declines to do so. As discussed above under "Item 4. Information on the Company—Our Joint Ventures", we also may enter into discussions after the Spin-Off with our IVS Bulk joint venture partners to explore the possibility of purchasing the vessels owned by IVS Bulk in exchange for Grindrod Shipping equity and/or other cash consideration.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2018 (including the proportionate costs for our joint venture vessels) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2017	$7 million	151 days
2018	$6 million	97 days

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

GRIN-089

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

For the years ended December 31, 2016 and 2015, we incurred a total of $3.8 million and $6.9 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2017, 13 of our vessels completed their scheduled drydockings. There are no further drydockings to take place in 2017. We estimate that thirteen of our vessels will be drydocked during 2018.

  Description of Indebtedness

  Loan Agreements

  $50.0 Million Senior Secured Credit Facility

On August 26, 2010, GSPL entered into a $50.0 million senior secured term loan facility, as has been amended from time to time, with Standard Chartered Bank relating to four handysize drybulk carriers. The facility originally bore interest at LIBOR plus a margin of 2.95% per annum. On August 31, 2017, the interest rate was increased to LIBOR plus a margin of 3.04% per annum. This facility matures on August 30, 2018. The facility is secured by, among other things, (a) a first priority mortgage on each of four handysize drybulk carriers, each owned by a subsidiary of GSPL, (b) a guarantee from each of the drybulk carrier owning subsidiaries and (c) security over the shares in the GSPL subsidiaries owning the four drybulk carriers. As of December 31, 2016, the outstanding balance on this facility was approximately $17.8 million.

  $123.0 Million Senior Secured Credit Facility

On July 7, 2011, GSPL entered into a $123.0 million senior secured term loan and revolving credit facility, as has been amended from time to time, with Credit Agricole Corporate and Investment Bank, Standard Chartered Bank (Singapore Branch), DVB Group Merchant Bank (Asia) Limited and BNP Paribas, Singapore Branch relating to six handysize drybulk carriers and three tankers. The facility is made up of a term loan facility of $73.0 million and a revolving credit facility of $50.0 million. The facility originally bore interest at LIBOR plus a margin of 2.25% per annum. On January 7, 2017, the interest rate was increased to LIBOR plus a margin of 2.50% per annum. This facility matures on July 7, 2018. The facility is currently secured by, among other things, (a) a first priority mortgage on each of the nine vessels, (b) a guarantee from each of the GSPL subsidiaries owning the nine vessels and (c) security over the shares in the GSPL subsidiaries owning the nine vessels. As of December 31, 2016, the outstanding balance on the term loan facility was approximately $23.8 million and $45.0 million of the revolving credit facility remained undrawn.

  $21.0 Million Senior Secured Credit Facility

On March 30, 2017, three subsidiaries of GSPL entered into a $21.0 million senior secured term loan facility, as has been amended from time to time, with Credit Agricole Corporate and Investment Bank relating to two tankers and one handysize drybulk carrier. The facility bears interest at LIBOR plus a margin of 2.65% per annum and matures on December 31, 2017. The facility is currently secured by, among other things, (a) a first priority mortgage on each of the three vessels, (b) security over the shares in the GSPL subsidiaries owning the three vessels and (c) a guarantee from GSPL.

  $27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range product tanker. The facility bears interest at LIBOR plus a margin of 2.45% per annum and matures on January 11, 2021, with the option to extend for a further two years. The facility is currently secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and the Parent. As of December 31, 2016, there was no outstanding balance under this facility, however, we drew down $24.2 million in the first quarter of 2017.

To the extent any of these loans mature in the near-term, we expect to refinance these loans with the lenders. In addition, in connection with the Spin-Off, we are in discussions with our lenders to release any guarantees issued by Parent to the extent any such loans are guaranteed by Parent.

GRIN-090

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Loan Covenants

All of the credit facilities referred to above contain, among other conditions and obligations, financial covenants the most stringent of which require GSPL and its subsidiaries to maintain on a consolidated basis:

  •
  book value net worth of not less than $275,000,000 in 2016 and not less than $250,000,000 in 2017 and 2018;

  •
  cash and cash equivalents of not less than $35,000,000; and

  •
  a ratio of debt to market adjusted tangible fixed assets of not more than 75%.

Further, each facility contains a provision requiring a minimum value of the collateral for that facility, such that the aggregate fair market value of the vessels securing that facility plus any additional security securing that facility is between 125% and 154% of the relevant debt amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan). If any of these thresholds is not met, we may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

Certain of the credit facilities referred to above also contain, among other conditions, restrictive covenants which could or would restrict our ability to:

  •
  incur additional indebtedness on the relevant vessels securing that facility;

  •
  sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

  •
  upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

  •
  upon the happening of an event of default or potential event of default, pay dividends; or

  •
  effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under "—Off-Balance Sheet Arrangements" below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, many of the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more of the other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any of the credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of December 31, 2016, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in the credit facilities or have received a waiver,

GRIN-091

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

including the joint venture debt described below under "—Off-Balance Sheet Arrangements", entered into as of that date.

See Note 18 to our combined financial statements for further details regarding the credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under "—Factors Affecting our Results of Operations and Financial Condition" above.

Off Balance Sheet Arrangements

On March 31, 2009, one of our joint ventures with Mitsui & Co. entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd for a credit facility of approximately $17.1 million, bearing interest at the Tokyo Interbank Offered Rate, or TIBOR, plus a margin of 0.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and we have provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. As of December 31, 2017, $13.1 million remained outstanding under such facility.

One of our tanker joint ventures entered into a standard ship management agreement with a third-party ship management company for the management of the joint venture's ships. As part of the arrangement, we have provided a guarantee to the third-party ship management company for performance of our joint venture of its liabilities and responsibilities under the agreement.

As at December 31, 2016 and 2015, GSPL provided financial support to certain subsidiaries of our joint ventures for $5.3 million and $4.7 million respectively, to enable them to meet their obligations as and when they come due for at least 12 months from the respective year ends.

In addition, we and Vitol have each guaranteed to the financiers of the Leopard Tanker credit facility up to 50% of the scheduled interest and principal payments of the $138.5 million Leopard Tankers credit facility (excluding any balloon payment at maturity), bearing interest at LIBOR plus a margin of 3.0% per annum. As of December 31, 2017, $44.7 remained outstanding under such facility. We have also provided an undertaking to those financiers to ensure a minimum working capital balance of $250,000 for each of the vessels owned by Leopard Tankers, but in no event are we required to provide more than 50% of such working capital shortfalls.

  Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. These arrangements are accounted for as operating leases. Please see "—Contractual Obligations and Contingencies" below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt and time charter agreements, as described below.

The following table summarizes our contractual obligations on the balance sheet as of December 31, 2016 (these amounts do not include future interest payments):

	Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans	$112,545	$34,137	$73,631	$3,189	$1,588
Time Charter Agreements	239,223	80,205	103,912	39,122	15,984
Office, Residential and Other Leases	26,796	5,178	8,039	7,294	6,285

Total contractual obligations	$378,564	$119,520	$185,582	$49,605	$23,857

GRIN-092

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Recent Accounting Pronouncements

Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for de-recognition, and again in November 2015 to include the new requirements for general hedge accounting. In July 2016, another revised version of IFRS 9 was issued primarily to include (1) impairment requirements for financial assets and (2) limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income', or FVTOCI, measurement category for certain simple debt instruments. The amendments to IFRS 9 will be effective for annual periods beginning on or after January 1, 2018.

  Key requirements of IFRS 9

  •
  All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

  •
  With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

  •
  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

  •
  The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

We anticipate that the application of IFRS 9 will result in changes to the accounting policies relating to the impairment provision of financial assets and liabilities. We will consider whether a lifetime/permanent or 12-month expected credit losses on financial assets and liabilities should be recognized, which is dependent on whether there has been a significant increase in the credit risk of the assets and liabilities from initial recognition to the date of initial application of IFRS 9. Additional disclosures will also be made.

It is currently impracticable to disclose any further information on the known or reasonable estimable impact to the financial statements in the period of initial application as we have yet to complete its detailed assessment. We do not plan to early adopt IFRS 9.

GRIN-093

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The amendments to IFRS 15 will be effective for annual periods beginning on or after January 1, 2018.

The core principal of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the standard introduces a five-step approach to revenue recognition:

  Step 1: Identify the contract with a customer

  Step 2: Identify the performance obligations in the contract

  Step 3: Determine the transaction price

  Step 4: Allocate the transaction price to the performance obligations in the contract

  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Further to the above IFRS 15 has been amended to clarify three aspects of the standard (identifying performance obligations, principal versus agent considerations, and licensing) and to provide some transition relief for modified contracts and completed contracts.

We do not expect the adoption of the above IFRS to have a material impact on the financial statements in the period of their initial adoption. However, additional disclosure for trade receivable and revenue may be required including any significant judgment and estimation made. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we undertake a detailed review. We do not plan to early adopt IFRS 15.

Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors will continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The changes to IFRS 16 will become effective for annual periods beginning on or after January 1, 2019.

We anticipate that the application of IFRS 16 in the future may have a material impact on amounts reported in respect of our financial assets and financial liabilities as there are a significant number of leases in operation. Assets will increase on the recognition of "right to use" of an underlying asset and liabilities will increase for the obligation to make lease payments. The profit and loss will be affected by an increase in depreciation of the asset and additional interest expenses although lease expenses will reduce. IFRS 16 will become effective for us in 2019 and we will be assessing the financial impact early in 2018. Currently, it is not possible to provide a reasonable estimate of the effect of IFRS 16 until we have completed a detailed review. We do not plan to early adopt IFRS 16.

GRIN-094

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the individuals that are currently serving as, or that we expect to serve as, directors or alternate directors of Grindrod Shipping:

Name	Age	Position	Term Expires
Cato Brahde	63	Director / Chairman	First Annual General Meeting
Michael Hankinson(1)	68	Director	First Annual General Meeting
John Herholdt	69	Director	First Annual General Meeting
Quah Ban Huat	51	Director	First Annual General Meeting
Stephen Griffiths	57	Director	*
Pieter Uys(1)	55	Director	First Annual General Meeting
Martyn Wade	58	Director	*
Alternate Directors:
Andrew Waller(1)(2)	57	Alternate Director	First Annual General Meeting

*
Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)
Currently also serves as a director of Parent. Following the Spin-Off, we expect that Messrs. Hankinson, Uys and Waller will continue to serve on Parent's board of directors.

(2)
Mr. Waller is expected to be an Alternate Director of Grindrod Shipping appointed by Mr. Hankinson. Mr. Waller will be entitled to notice of directors meetings and, if Mr. Hankinson is not present at a meeting, will be entitled to vote and will be counted in the quorum as a director. Mr. Waller will be entitled to attend, but not vote at, each meeting at which Mr. Hankinson is present.

Cato Brahde has served as member of our board of directors since November 2, 2017, and was appointed as Chairman on November 28, 2017. Mr. Brahde was a director of Parent from 2013 to 2016. He currently acts as Chief Investment Officer for Tufton Oceanic's equity investment funds. He joined Tufton Oceanic in 1989 where he was responsible for private and public shipping equity investments, among which he managed a fleet of 30 standby support vessels for the offshore oil and gas industry in the North Sea. Mr. Brahde previously worked as a naval architect and project manager with Brown and Root, a subsidiary of US oil services group Halliburton, from 1978 to 1989. During 1977 and 1978 he served in the Royal Norwegian Navy. Mr. Brahde qualified as a naval architect at the University of Newcastle upon Tyne, gained a Master of Science in Business Administration degree from Boston University and holds a diploma in Company Direction.

Michael Hankinson will serve as a member of our board of directors beginning on the Listing Date. Mr. Hankinson has served as a director of Parent since 2009, Executive Chairman from June 2017 to date and prior to that as its Non-Executive Chairman since 2014. Mr. Hankinson has also been the non-executive Chairman of The Spar Group Limited since 2004. In 1997, Mr. Hankinson was appointed its Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tyre and sugar industries as well at Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche.

John Herholdt has served as a member of our board of directors since November 6, 2017. Between 2012 and 2015, Mr Herholdt consulted the Maitland Group. From 1987 to 2012 Mr Herholdt served as a London based senior partner of the Maitland Group with offices in Europe, South Africa, North America and elsewhere. He also served as a Director on the boards of several of its subsidiaries. The London office of Shepstone and Wylie was established by Mr Herholdt in 1985 and in 1987 merged the Shepstone and Wylie operation with that of Maitlands, then the offshore arm of the South African law firm Webber Wentzel. He remained associated with Shepstone and Wylie until 2012. In 1984, Mr Herholdt joined the South African law firm Shepstone and Wylie as a senior partner in the maritime department, acting primarily for vessel owners and P&I Clubs. In 1979, Mr Herholdt was appointed a Director of Leo Raphaely and Sons, an international commodity trading firm. From 1972 to 1979, Mr Herholdt was a partner of the law firm Goodrickes and specialised in maritime and commodities law. His responsibilities included all maritime and commodity issues, as well as, legal, commercial, and tax matters. Mr Herholdt

GRIN-095

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

obtained his Bachelor of Arts in Law Degree in 1969 and his Bachelor of Laws degree in 1971, and was admitted as an attorney of the Supreme Court of South Africa in 1972.

Quah Ban Huat has served as a member of our board of directors since November 2, 2017. He is a consultant at KPMG Corporate Finance and a senior advisor to the Chairman of Sunjoy Group. Mr. Quah specializes in mergers & acquisitions, structuring and financing. In addition, he is also a director of AP Oil International Limited, Samudera Shipping Line Ltd, Deutsche Boerse Asia Holding Pte. Ltd., Eurex Clearing Asia Pte. Ltd., Eurex Exchange Asia Pte. Ltd. and Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a director on the boards of mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd. From 2012 to 2017 he held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets and Treasury operations, Group Finance Director at the IMC Group, Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd. Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London.

Stephen Griffiths has served as a member of our board of directors and as our Chief Financial Officer since November 7, 2017, and has also served as Chief Financial Officer of Parent's shipping business since April, 2009. Mr. Griffiths joined Grindrod Limited in 2004 as Group Financial Manager. Previously, Mr. Griffiths joined the Reunert Group in 1989 and was appointed Financial Director of a Reunert Group subsidiary in 1995. Mr. Griffiths qualified as a Chartered Accountant (South Africa) in 1985 and completed his articles at Hudson, Langham, Morrison and Co.

Pieter Uys will serve as a member of our board of directors beginning on the Listing Date. Mr. Uys has been a director of Parent's board of directors since August 2013. Mr. Uys is currently a director of Mediclinic, Dark Fibre Africa, Seacom, Parent, Invenfin, Grindrod Bank and Kagiso Tiso Holdings. Since 2013, Mr. Uys has served as an investment executive for Remgro. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Martyn Wade has served as a member of our board of directors since November 15, 2017. Mr. Wade served on the Grindrod Limited board from November 2011 until November 1, 2017. Mr. Wade continues to serve as the Chief Executive Officer of GSPL, a role he has been in since November 2011. Mr. Wade is currently a director of major international subsidiary companies, The UK Freight Demurrage & Defense Association (UK) and a member of the advisory panel to the Singapore Maritime Foundation. Mr. Wade has 40 years international shipping experience and has worked for vessel owners, operators and shipbrokers in London, Johannesburg, New York and now Singapore. The companies Mr. Wade has worked for include Van Ommeren UK, Simpson Spence and Young Johannesburg, Clipper Bulk USA and HSBC Shipping Services London. Mr. Wade is a member of the Baltic Exchange having been first elected in 1979.

Andrew Waller will serve as an Alternate Director beginning on the Listing Date. In 2011, Mr. Waller was appointed to his current role as an Executive Director and CFO of Parent. Mr. Waller is currently a director of various local and international subsidiaries. Mr. Waller's experience includes acquisitions and disposals across Parent's divisions and across geographies. Mr. Waller qualified as a Chartered Accountant (South Africa) in 1987 and completed his articles at Deloitte and Touche, which included training in Pietermaritzburg and 3 years in Aberdeen and Edinburgh. From 1995 to 2011, Mr. Waller was appointed audit partner in Pietermaritzburg, senior partner in KwaZulu Natal and lead client service partner of the firm's largest clients in South Africa.

GRIN-096

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Senior Management

The table below details the names of, and information about, the individuals we expect to serve as Executive Officers:

Name	Age	Position
Martyn Wade	58	Chief Executive Officer
Stephen Griffiths	57	Chief Financial Officer

(1)
Mr. Wade currently serves as both Chief Executive Officer of Parent's shipping business and Chief Executive Officer of Grindrod Shipping.

(2)
Mr. Griffiths currently serves as both Chief Financial Officer of Parent's shipping business and Chief Financial Officer of Grindrod Shipping.

The business address of the persons noted above is Grindrod Shipping's executive office is #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

Messrs. Wade and Griffiths received compensation from Parent's shipping business during 2017 for their service to Parent's shipping business as its Chief Executive Officer and Chief Financial Officer, respectively. Following the Spin-Off, we will not be required to disclose any information about an individual Executive Officer's compensation in our home country and we do not intend to disclose, to our shareholders or otherwise, any information about an individual Executive Officer's compensation going forward, unless Grindrod Shipping's shareholders exercise their power in accordance with the relevant provisions of the Singapore Companies Act to require disclosure of directors' emoluments.

In addition, Executive Officers are eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. A summary of the forfeitable share plan is below. The following description is only a summary of the material provisions of the forfeitable share plan and is governed in its entirely by the forfeitable share plan which is filed as an exhibit to this registration statement.

We adopted the forfeitable share plan to provide selected employees with the opportunity to receive compensatory equity awards of our ordinary shares and to serve as a retention mechanism and recruitment tool. The forfeitable share plan also provides participants with the opportunity to share in the success of the company and aligns forfeitable share plan participant interests with the interests of our shareholders. The forfeitable share plan will be administered by the compensation and nomination committee. Participants will receive grants of forfeitable ordinary shares, subject to applicable time and or performance vesting conditions and other terms, that settle in ordinary shares when vested and are forfeited, in part in or in full, upon certain termination of employment events if not previously vested. Under the terms of the forfeitable share plan, the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award.

We will obtain shareholder approval annually to authorize the award and the issuance of ordinary shares under the plan. We have obtained such approval through the first annual general meeting.

We paid an aggregate compensation of $70,000 to our non-executive directors in 2017. On an annual basis, each non-executive director, other than the chairman of the board, will be compensated with a fee of $65,000 for his or her services as one of our directors and an additional fee of $20,000 for his or her services as chairman of one of the board committees or an additional fee of $10,000 for his or her services as a member of one of the board committees. The chairman of the board will receive a total annual fee of $150,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member. Mr. Waller will not receive any fees for services as an Alternate Director. In addition, Messrs. Wade, Hankinson, and Waller are entitled to receive incentive payments from Parent if the Spin-Off is consummated.

Board Practices

Grindrod Shipping's board of directors is expected to be initially comprised of seven directors, including five independent non-executive members. Each of Grindrod Shipping's directors is elected by Grindrod

GRIN-097

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Shipping's shareholders or appointed by the directors pursuant to Grindrod Shipping's constitution. In addition, Mr. Waller will be an Alternate Director appointed by Mr. Hankinson. Mr. Waller will be entitled to notice of directors' meetings and, if Mr. Hankinson is not present at a meeting, will be entitled to vote and be counted in the quorum as a director. Mr. Waller will be entitled to attend, but not vote at, each meeting at which Mr. Hankinson is present.

At the first annual general meeting following the Spin Off, all of the non-executive directors shall retire from office and shall be eligible for re-election. At each subsequent annual general meeting, one-third of the directors, other than the Chief Executive Officer and the Chief Financial Officer, then in office, or if their number is not a multiple of three, the number nearest to one-third, shall retire from office by rotation, provided no director holding office as chief executive officer or chief financial officer shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. In addition, any director who has been appointed by the directors to fill a vacancy during any given year will be required to retire from office at the next annual meeting and shall be eligible for re-election at such meeting. Directors holding office as Chief Executive Officer or Chief Financial Officer shall resign from their directorship upon no longer holding such positions.

The non-executive directors to retire in every year shall be those who have been longest serving in office since their last re-election or appointment. Where directors were re-elected or appointed on the same day, those to retire shall be agreed amongst themselves or be determined by lot.

A director shall be removed from office upon his resignation, removal, bankruptcy, becoming mentally disordered or disqualification. A director may only be removed from office by or according to resolution of the shareholders.

No director is entitled to any severance benefits on termination of his or her service as a director.

Grindrod Shipping has established two committees of the board of directors: the audit and risk committee and the compensation and nomination committee.

Audit and Risk Committee

The members of the audit and risk committee are Messrs. Quah (chairman), Herholdt and Brahde. The audit and risk committee, among other things, oversees our financial reporting, risk management and internal controls (in relation to financial, operational, compliance and information technology controls), engages our external auditors and oversees our internal audit activities, tax policies and effectiveness of our legal and compliance systems.

Compensation and Nomination Committee

The members of the compensation and nomination committee are Messrs. Herholdt (chairman) and Brahde. The compensation and nomination committee oversees our compensation policy and the executive compensation policy, approves awards of stock based incentives, approves the individual package of the chief executive officer, reviews and monitors the nomination and appointment process and composition of the board of directors and succession planning of the board, the committees of the board of directors and the performance of the board.

Employees

As of December 31, 2016, we had approximately 772 employees, of which approximately 606 seagoing staff serve on the vessels that we manage and 166 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

All Grindrod Shipping shares are currently held by the founding promoter. Therefore, no shares of Grindrod Shipping are held by the Directors or Executive Officers prior to the consummation of the Spin-Off.

GRIN-098

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The following sets forth, to the knowledge of Grindrod Shipping's management, the total amount of ordinary shares of Parent directly or indirectly owned by Grindrod Shipping's current and expected Directors, Alternate Directors and Executive Officers as of                  , 2018 and the expected ownership by those individuals of Grindrod Shipping ordinary shares following the Spin-Off:

Holder	Parent Ordinary Shares	Grindrod Shipping Ordinary Shares(1)	Percentage Ownership(2)
Cato Brahde
Michael Hankinson
John Herholdt
Quah Ban Huat
Stephen Griffiths
Pieter Uys
Martyn Wade
Andrew Waller

*
Less than 1%

(1)
Parent ordinary shareholders will receive one Convertible Note for every 40 shares of Parent's ordinary shares. A Convertible Note will convert into one ordinary share of Grindrod Shipping.

(2)
Represents percentage of Parent's ordinary shares based on                        of Parent's ordinary shares outstanding on            and the expected percentage of Grindrod Shipping's ordinary shares based on the distribution ratio of one Convertible Note for every 40 of Parent's ordinary shares. Each Convertible Note will convert into one ordinary share of Grindrod Shipping with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they hold their Parent ordinary shares immediately following the consummation of the Spin-Off, other than with respect to the rounding of any fractional interests.

GRIN-099

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of                        , 2018, which we refer to as the Record Date for the Spin-Off, the issued share capital of Grindrod Shipping consisted of 1 ordinary share, which was held by the founding shareholder. As of the Closing Date, the ordinary shareholders of Parent as at the Record Date shall be the same as the ordinary shareholders of Grindrod Shipping. Please see "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off".

To our knowledge: (1) no corporation or foreign government owns more than 50% of our outstanding ordinary shares; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Grindrod Shipping. To the knowledge of Grindrod Shipping's management, after the Spin-Off, there will be no controlling shareholder of Grindrod Shipping.

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping's management, directly or indirectly, 5% or more of its issued share capital of Parent as of December 31, 2017 is set forth below.

Beneficial owner	Parent Ordinary shares	Grindrod Shipping Ordinary Shares(1)	Percentage Ownership(2)
Remgro Limited	173,183,235	4,329,580	22.7%
Grindrod Investments Proprietary Limited	76,909,634	1,922,740	10.1%
Government Employees Pension Fund	75,447,442	1,886,186	9.9%
Newshelf 1279 (RF) Proprietary Limited	64,000,000	1,600,000	8.4%
PSG Konsult	51,795,817	1,294,895	6.8%

(1)
Parent ordinary shareholders will receive one Convertible Note for every 40 shares of Parent's ordinary shares. A Convertible Note will convert into one ordinary share of Grindrod Shipping.

(2)
Represents percentage of Parent's ordinary shares based on 762,553,314 of Parent's ordinary shares outstanding on June 30, 2017 and the expected percentage of Grindrod Shipping's ordinary shares based on the distribution ratio of one Convertible Note for every 40 Parent's ordinary shares. Each Convertible Note will convert into one ordinary share of Grindrod Shipping with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they hold their Parent ordinary shares immediately following the consummation of the Spin-Off, other than with respect to the rounding of any fractional interests.

Except as described in "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off", there have been no alterations in Grindrod Shipping's share capital as of the date of this registration statement.

None of the above shareholders will hold voting rights which are different from those that will be held by Grindrod Shipping's other shareholders.

Register of Members

As of the date of this registration statement, all Grindrod Shipping ordinary shares were held by the founding shareholder.

Grindrod Shipping's ordinary shares are expected to trade in the United States on the NASDAQ under the symbol "GRIN". The principal non-United States trading market for the ordinary shares of Grindrod Shipping is expected to be the JSE, on which the ordinary shares will trade on the main board of the JSE, with a share code of                        and under the abbreviated name                        . Continental Stock Transfer & Trust Company will serve as transfer agent in the United States and Link Market Services Limited will serve as transfer secretary in South Africa and will each maintain a branch register of members for the ordinary shares listed on each transfer agent's or transfer secretary's respective exchange. In addition, since Grindrod Shipping is a Singapore company, a principal register of members will be made maintained by Grindrod Shipping at its offices in Singapore. See "Item 10. Additional Information—General" for additional information about the Singapore register and shareholder rights.

On the Record Date, the number of U.S. record holders of Grindrod Shipping ordinary shares and the percentage of Grindrod Shipping ordinary shares held in the United States is expected to be the same as those of Parent. As of December 1, 2017, 19 record holders of Parent's ordinary shares holding an

GRIN-100

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

aggregate of 51,442,418 ordinary shares (approximately 6.8%), were listed as having addresses in the United States.

For more information on the listing, please see "Item 9. The Offer and Listing—Offer and Listing Details—Mechanics of the Spin-Off".

Related Party Transactions

For a description of our material joint ventures, see "Item 4. Information on the Company—Our Joint Ventures".

For a description of our financing arrangements with certain of our joint ventures, see "Item 4. Information on the Company—Business Overview—Our Joint Ventures" and "Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements".

For a description of our material loan agreements, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements".

For a description of our agreements relating to the Spin-Off, see "Item 10. Additional Information—Material Contracts".

Interests of Experts and Counsel

Not applicable.

GRIN-101

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 8.    FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this registration statement. For information on legal proceedings, please refer to "Item 4. Information on the Company—Business Overview—Legal Proceedings".

Dividend Policy and Dividend Distributions

The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Singapore law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. See "Item 3. Key Information—Risk Factors—Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders" and "Item 10. Additional Information—Dividends".

Significant Changes

Please refer to "Item 5. Operating and Financial Review and Prospects—Recent Developments".

GRIN-102

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 9.    THE OFFER AND LISTING

Offer and Listing Details

  Mechanics of the Spin-Off

The Spin-Off will be governed by, and will be carried out in accordance with, the listing requirements for the JSE, or the JSE Listings Requirements, the South African Companies Act No. 71 of 2008, or the Companies Act.

On the Closing Date, the board of directors of Parent will authorize Parent to make a distribution in specie consisting of the Convertible Notes to be distributed on the Closing Date pro rata to all of Parent's ordinary shareholders. Parent's ordinary shareholders will receive one Convertible Note for every 40 shares of Parent's ordinary shares. No fractional Convertible Notes or ordinary shares will be issued in connection with the Spin-Off. When fractional entitlements arise, the number of Convertible Notes issued will be rounded down to the nearest whole number and any fractional entitlement will be settled through a cash payment, in South African rand, for such fractional entitlement, calculated with reference to the volume weighted average price on the JSE as of the day following the last trading day for the ordinary shares of Grindrod Shipping, discounted by 10%, in accordance with Schedule 18 of the JSE Listings Requirements. The Convertible Notes will immediately and automatically convert into ordinary shares of Grindrod Shipping following the distribution of the Convertible Notes to Parent's ordinary shareholders. Each Convertible Note will convert into one ordinary share of Grindrod Shipping with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they hold their Parent ordinary shares immediately following the consummation of the Spin-Off. Strate, South Africa's central securities depositary, will automatically update the accounts of its participants with the share numbers, together with any cash payment for fractional entitlements, on the payment date. Such participants will then automatically update the shareholders' accounts under their custody on the same date.

Under Section 46 read with Section 4 of the Companies Act, the abovementioned distribution in specie of the Convertible Notes to Parent's ordinary shareholders must be approved by the board of directors of Parent and can only be given effect to if it reasonably appears that:

  •
  the assets of Parent, as fairly valued, equal or exceed the liabilities of Parent, as fairly valued; and

  •
  Parent will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the distribution is implemented.

The Companies Act requires that the board of directors of Parent acknowledge, by resolution, that they are satisfied that the above requirements are fulfilled in order for the Spin-Off to proceed.

It is currently expected that trading of Grindrod Shipping ordinary shares on the JSE and trading of Grindrod Shipping ordinary shares on the NASDAQ will commence on or about                        , 2018, or the Listing Date.

The board of directors of Parent approved the investigation of the Spin-Off on August 23, 2017. The board of directors of Parent passed the resolution necessary to implement the Spin-Off on                         , 2018. On            , 2018, Parent shareholders were sent a detailed Shareholder Circular, which contains key information including the rationale for and mechanics of the Spin-Off, a timetable of events and financial effects of the distribution. The Spin-Off will be subject to shareholder approval under the JSE Listings Requirements because the transaction consideration, as a percentage of Parent's market capitalization, will exceed 30%. The South African Reserve Bank, or SARB, has granted the necessary regulatory approvals for the Spin-Off. The agreements to effect the Spin-Off will be governed by the laws of South Africa. A copy of the Shareholder Circular is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Grindrod Shipping ordinary shares are expected to list on the NASDAQ and on the JSE on the Listing Date.

  Transfer Restrictions

Prior to the Spin-Off, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. In addition, because our initial shareholder base upon listing will consist primarily of South African residents who are expected to initially trade their ordinary shares on the JSE, the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. As a

GRIN-103

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

result, the initial trading prices of the Grindrod Shipping ordinary shares may not be indicative of future trading prices.

The ordinary shares issued in connection with the Spin-Off will be freely tradable without restriction or further registration under the Securities Act, unless owned by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Ordinary shares owned by affiliates will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement.

In addition, in connection with the Spin-Off, we expect to enter into lock-up agreements with certain of our large shareholders pursuant to which they will generally agree, subject to certain exceptions, not to offer or sell any ordinary share or securities convertible into or exchangeable or exercisable for ordinary shares for a period of six months following the Spin-Off, unless there occurs an event having a material negative impact on the company. In addition, pursuant to the lock-up agreements, these large shareholders will agree to vote in favor of the Spin-Off.

Plan of Distribution

Not applicable.

Markets

The ordinary shares of Grindrod Shipping are expected to be listed and traded on the NASDAQ (symbol "GRIN"). Outside the United States, Grindrod Shipping's ordinary shares are expected to be admitted to trading on the JSE's regulated market and listed on the Main Board of the JSE (symbol "            "). For more information on the listing, see "—Offer and Listing—Mechanics of the Spin-Off" above. Because our initial shareholder base upon listing will consist primarily of South African residents who are expected to initially trade their ordinary shares on the JSE, the liquidity of the ordinary shares on the NASDAQ may be adversely impacted.

  JSE Limited

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organization operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE's rules were amended with effect from November 8, 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members' own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE. The Securities Services Act No. 36 of 2004 came into effect on January 18, 2005. This act consolidates and amends the laws relating to the regulation and control of exchanges and securities trading, the regulation and control of central securities depositories and the custody and administration of securities and the prohibition of insider trading.

The market capitalization of companies listed on the stock exchange operated by the JSE Limited was approximately $915 billion as of December 31, 2016. The actual float available for public trading is significantly smaller than the aggregate market capitalization because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. The year to date liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalization) was 39.95% for the fiscal year ended December 31, 2016. Trading is concentrated in a small, but growing, number of companies. As of December 31, 2016, there were 388 listed companies on the JSE.

GRIN-104

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March 1995 and May 1998, respectively. South Africa has a significant representation in these emerging market indices.

Strate Limited, or Strate, is a South African Central Securities Depository. Strate is licensed to be an independent provider of post-trade products and services for the financial markets. Being internationally recognized as a Financial Market Infrastructure, Strate provides sound risk management and a world-class service, to support and promote the safety and efficiency of the financial markets. Strate provides electronic settlement of equities, bonds and money market securities and provides collateral management services.

Investors are given the choice of either holding their securities in dematerialised form in the Central Securities Depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off-market. Settlement of dematerialised shares traded electronically on the JSE is made three days after each trade (T+3).

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

GRIN-105

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 10.    ADDITIONAL INFORMATION

General

For the purposes of this section, references to "shareholders" mean those shareholders whose names and number of shares are entered in Grindrod Shipping's register of members. Only persons who are registered in Grindrod Shipping's register of members are recognized under Singapore law as shareholders of Grindrod Shipping with legal standing to institute shareholder actions against Grindrod Shipping or otherwise seek to enforce their rights as shareholders. Grindrod Shipping's branch register of members in the United States will be maintained by its transfer agent, Continental Stock Transfer & Trust Company. Grindrod Shipping's branch register of members in South Africa will be maintained by its South African transfer secretary, Link Market Services (Pty) Limited.

The ordinary shares of Grindrod Shipping which are expected to be listed and traded on the NASDAQ are expected to be held through the Depository Trust Company, or DTC. Accordingly, DTC or its nominee, Cede & Co., will be the shareholder of record registered in Grindrod Shipping's register of members. The holder of dematerialised interests in Grindrod Shipping's shares held through DTC or its nominee may become a registered shareholder by exchanging its interest in the shares for certificated shares and being registered in Grindrod Shipping's register of members. The procedures by which a holder of dematerialised interests held through DTC or its nominee may exchange such interests for certificated shares are determined by DTC and Continental Stock Transfer & Trust Company, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of dematerialised interests for certificated shares, and following such an exchange Continental Stock Transfer & Trust Company will perform the procedures to register the shareholder in the register.

Shares may only be traded on the JSE in electronic form as dematerialised shares and will be trading for electronic settlement in terms of the Strate System (an electronic custody, clearing and settlement environment, managed by Strate), for all share transactions concluded on the JSE and off-market, and in terms of which transactions in securities are settled and transfers of ownership in securities are recorded electronically) immediately following the Listing. Dematerialised shares are shares that have been dematerialised (the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of Strate). Accordingly, all Grindrod Shipping shareholders must appoint a Central Securities Depository Participant, or CSDP for shares traded on the JSE, directly or through a broker, to hold the dematerialised Grindrod Shipping shares on their behalf.

If (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or there is unnecessary delay in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the company or the company, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Share Capital

The issued and fully paid-up share capital of Grindrod Shipping will consist of                of Parent's ordinary shares. Grindrod Shipping currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. Grindrod Shipping's ordinary shares have no par value and there is no requirement to set out an authorized share capital under Singapore law.

Grindrod Shipping's constitution provides that Grindrod Shipping may issue shares of a different class with preferential, deferred, qualified or special rights, privileges or conditions or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as Grindrod Shipping's board of directors may determine, provided always that (subject to any direction to the contrary that may be given by the shareholders in general meeting) any issue of shares for cash to shareholders holding shares of any class shall be offered to such shareholders in proportion as nearly as may be to the number of shares of such class then held by them, the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same, and where the shareholders authorize the directors to issue unissued securities and/or grant options to subscribe for unissued securities, as the directors in their discretion deem fit, such corporate action has been approved by the JSE and are subject to the JSE Listings Requirements. The rights attached to shares issued upon special conditions must be clearly

GRIN-106

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

defined in Grindrod Shipping's constitution. Grindrod Shipping's constitution sets out that the shares of Grindrod Shipping in each class shall rank pari passu. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Singapore Companies Act, whether or not the company is being wound up, be varied or abrogated with the consent in writing of the holders of at least three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

All ordinary shares to be issued will be fully paid and existing shareholders will not be subject to any calls on shares. Although Singapore law does not recognize the concept of "non-assessability" with respect to newly-issued shares, any purchaser of Grindrod Shipping's shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of Grindrod Shipping in such purchaser's capacity solely as a holder of such shares. All shares are in registered form. Grindrod Shipping cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of its own shares.

Constitution

The following description of Grindrod Shipping's constitution is a summary of the constitution that it expects to adopt and is qualified by reference to the constitution, which is filed as an exhibit to this registration statement.

Objects and purposes

Subject to the Singapore Companies Act, any other written law and the constitution, Grindrod Shipping has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction.

Issuances of New Shares

Under Singapore law, new shares may be issued only with the prior approval of Grindrod Shipping's shareholders in a general meeting. General approval may be sought from Grindrod Shipping's shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earliest of:

  •
  the conclusion of the next annual general meeting;

  •
  the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 18 months from our incorporation date (and in the case of subsequent periods, 15 months)) or six months from Grindrod Shipping's financial year end, being December 31, whichever is earlier; or

  •
  the subsequent revocation or modification of approval by Grindrod Shipping's shareholders acting at a duly convened general meeting.

Prior to the listing, Grindrod Shipping's shareholders will provide approval until the conclusion of our first annual general meeting, to issue new shares (i) up to 25% of the number of ordinary shares outstanding immediately after the Spin-Off to potentially purchase, directly or indirectly, the vessels currently owned by the IVS Bulk joint venture or similar vessels and (ii) up to 20% of the number of ordinary shares outstanding immediately after the Spin-Off to purchase other vessels, which could dilute the percentage ownership of existing shareholders and negatively impact the price of the ordinary shares. We may, for these and other purposes, such as in connection with share incentive and share option plans (such as our forfeitable share plan, for which we have obtained shareholder approval to issue shares provided that the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award), issue additional ordinary shares or securities convertible into ordinary shares. Subject to this and the provisions of the Singapore Companies Act and Grindrod Shipping's constitution, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. See "Item 3. Key Information—Risk Factors—Under Singapore law, shareholder approval is required to allow us to issue new shares which could impact our ability to raise capital or consummate acquisitions. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the ordinary shares".

GRIN-107

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Repurchase of Ordinary Shares

Under Singapore law, repurchases of ordinary shares by us must be approved by shareholder resolutions. The number of ordinary shares that we may buy back cannot exceed 20% of the total number of shares ascertained as at the date of a resolution approving a share buyback mandate.

Preference Shares

Grindrod Shipping's constitution provides that Grindrod Shipping may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise as Grindrod Shipping's board of directors may determine. Under the Singapore Companies Act, Grindrod Shipping's preference shareholders will have the right to attend any general meeting insofar as the circumstances set forth below apply and on a poll at such general meeting, to have at least one vote for every preference share held:

  •
  upon any resolution concerning the voluntary winding-up of Grindrod Shipping; and

  •
  upon any resolution which varies the rights attached to such preference shares.

Grindrod Shipping's constitution provides that, subject to applicable laws, the holders of securities, other than ordinary shares, and any special shares created for purpose of black economic empowerment in terms of the Broad-Based Black Economic Empowerment Act No.53 of 2003 of South Africa, shall not be entitled to vote on any resolution taken by Grindrod Shipping, save in the following instances—

(a)
during any special period, as provided for in paragraph (c) below, during which any dividend, any part of any dividend on such preference shares or any redemption payment thereon remains in arrears and unpaid;

(b)
in regard to any resolution proposed for the winding-up of Grindrod Shipping or the reduction of its capital;

(c)
the period referred to in paragraph (a) above shall be a period not more than 6 months after the due date of the dividend or redemption payment in question or, where no due date is specified, after the end of the financial year of Grindrod Shipping in respect of which such dividend accrued or such redemption payment became due; and

(d)
in regard to any resolution proposed to vary any rights attached to shares held by such holders of securities.

In the event that Grindrod Shipping issues preference shares in the future, in the instances that Grindrod Shipping's preference shareholders are permitted to vote at meetings as set out above, their votes will not carry any special rights or privileges and they shall be entitled to one vote for each share that they hold, provided that their total voting right at such a meeting may not exceed 24.99% of the total voting rights of all shareholders at such meeting.

Grindrod Shipping may, subject to the prior approval in a general meeting of Grindrod Shipping's shareholders, issue preference shares which are, or at Grindrod Shipping's option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

  •
  all the directors have made a solvency statement in relation to such redemption; and

  •
  Grindrod Shipping has lodged a copy of the statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed. Following the Spin-Off, no preferences shares will be outstanding.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and Grindrod Shipping's constitution, Grindrod Shipping's ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to our directors. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence as the directors may require to show the right of the transferor to make the transfer. Grindrod Shipping will replace lost or destroyed certificates for shares upon notice to Grindrod Shipping and upon, among other things, the applicant

GRIN-108

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

furnishing evidence and indemnity as the directors may require and the payment of all applicable fees. See "Item 10. Additional Information—Singapore Tax Considerations—Stamp Duty".

Election and Re-election of Directors

Under Grindrod Shipping's constitution, Grindrod Shipping's shareholders by ordinary resolution, or Grindrod Shipping's board of directors, may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed by Grindrod Shipping's board of directors shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Shareholders' Meetings

Grindrod Shipping is required by Singapore law and its constitution to hold an annual general meeting each year, provided that so long as Grindrod Shipping holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year. Each annual general meeting must be held not more than 15 months after the holding of the last preceding annual general meeting, and in each case, not later than six months from Grindrod Shipping's financial year end, being December 31. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the paid-up shares as at the date of deposit of the written request that carry the right to vote at general meetings (disregarding paid-up shares held as treasury shares). In addition, two or more registered shareholders holding not less than one-tenth of Grindrod Shipping's total number of issued shares (excluding Grindrod Shipping's treasury shares) may call a meeting of Grindrod Shipping's shareholders. The Singapore Companies Act requires not less than:

  •
  14 days' written notice to be given by Grindrod Shipping of a general meeting to pass an ordinary resolution to every member and the auditors of Grindrod Shipping.

  •
  21 days' written notice to be given by Grindrod Shipping of a general meeting to pass a special resolution to every member and the auditors of Grindrod Shipping.

Grindrod Shipping's constitution further provides that in computing the notice period, both the day on which the notice is served, or deemed to be served, and the day for which the notice is given shall be excluded.

Unless otherwise required by law or by Grindrod Shipping's constitution, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of Grindrod Shipping's constitution.

Only shareholders who are registered in Grindrod Shipping's register of members, and their proxies, will be entitled to attend, speak and vote at any meeting of shareholders. A shareholder entitled to attend and vote at a meeting of Grindrod Shipping, or at a meeting of any class of shareholders of Grindrod Shipping, shall be entitled to appoint another person or persons, whether a shareholder or not, as his proxy to attend and vote instead of the shareholder at the meeting. A proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless Grindrod Shipping's constitution otherwise provides, (i) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (ii) where a shareholder appoints two proxies the appointment shall be invalid unless the shareholder specifies the proportions of his holdings to be represented by each proxy.

Voting Rights

Voting at any meeting of shareholders is by a poll. On a poll, every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by him or her or which he or she represents. Proxies need not be shareholders. Only those shareholders who are registered in Grindrod Shipping's register of members will be entitled to vote at any meeting of shareholders.

GRIN-109

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Dividends

No dividend may be paid except out of profits. Any dividends would be limited by the amount of available distributable reserves, which, under Singapore law, will be assessed on the basis of Grindrod Shipping's standalone unconsolidated accounts, which will be based upon IFRS. Under Singapore law, it is also possible to effect a capital reduction exercise to return cash and/or assets to Grindrod Shipping's shareholders. The completion of a capital reduction exercise may require the approval of the Singapore courts, and Grindrod Shipping may not be successful in its attempts to obtain such approval.

Additionally, because Grindrod Shipping is a holding company, Grindrod Shipping's ability to pay cash dividends, or make a distribution-in-kind of the ordinary shares of any of Grindrod Shipping's subsidiaries, may be limited by restrictions on Grindrod Shipping's ability to obtain sufficient funds through dividends from Grindrod Shipping's businesses, including restrictions under the terms of the agreements governing the indebtedness of Grindrod Shipping's businesses. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of Grindrod Shipping's board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, Grindrod Shipping's overall financial condition, available distributable reserves and any other factors deemed relevant by Grindrod Shipping's board of directors. A final dividend may be declared out of profits disclosed by the accounts presented to the annual general meeting, and requires approval of Grindrod Shipping's shareholders. However, Grindrod Shipping's board of directors can declare interim dividends without approval of Grindrod Shipping's shareholders.

Bonus

In a general meeting, Grindrod Shipping's shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as fully paid bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers, the Singapore Companies Act and the Securities and Futures Act, Chapter 289 of Singapore regulate, among other things, the acquisition of voting shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with such person, in 30% or more of Grindrod Shipping's voting rights, or, if such person holds, either on his own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of Grindrod Shipping's voting rights, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of Grindrod Shipping's voting rights in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

"Parties acting in concert" comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They include:

  •
  a company and its related companies, the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

  •
  a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

  •
  a company and its pension funds and employee share schemes;

  •
  a person and any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

  •
  a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the

GRIN-110

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

    shareholdings of the adviser and any of those funds in the client total 10% or more of the client's equity share capital;

  •
  directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

  •
  partners; and

  •
  an individual and such person's close relatives and related trusts, any person who is accustomed to act in accordance with such person's instructions and companies controlled by the individual, such person's close relatives, related trusts or any person who is accustomed to act in accordance with such person's instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory takeover offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of Grindrod Shipping by a third-party.

The Singapore Code on Take-overs and Mergers provides that the board of directors of Grindrod Shipping should bring the offer to the shareholders of Grindrod Shipping in accordance with the Singapore Code on Take-overs and Mergers and refrain from an action which could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under "—Takeovers", there are no limitations imposed by the laws of Singapore or by Grindrod Shipping's constitution on the right of non-resident shareholders to hold or vote ordinary shares.

Limitations of Liability and Indemnification Matters

Grindrod Shipping's constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act applicable to Grindrod Shipping, every director, auditor, secretary or other officer of Grindrod Shipping or Grindrod Shipping's subsidiaries and affiliates shall be entitled to be indemnified by Grindrod Shipping against all costs, interests, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties (and where he serves at Grindrod Shipping's request as a director, officer, employee or agent of any of Grindrod Shipping's subsidiaries or affiliates) or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, secretary or other officer of Grindrod Shipping shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to Grindrod Shipping through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of Grindrod Shipping or for the insufficiency or deficiency of any security in or upon which any of the moneys of Grindrod Shipping shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, wilful default, breach of duty or breach of trust.

GRIN-111

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The limitation of liability and indemnification provisions in Grindrod Shipping's constitution may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Grindrod Shipping and Grindrod Shipping's shareholders. A shareholder's investment may be harmed to the extent Grindrod Shipping pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Grindrod Shipping's directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Grindrod Shipping has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Comparison of Shareholder Rights

Grindrod Shipping is incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of Grindrod Shipping's ordinary shares and the general rights of holders of the common stock under the laws of the state of Delaware, which result from differences in the laws of Singapore and Delaware.

GRIN-112

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

This discussion does not purport to be a complete statement of the rights of holders of Grindrod Shipping's ordinary shares under applicable law in Singapore and Grindrod Shipping's constitution or the general rights of holders of the common stock of a corporation under applicable Delaware law.

Delaware	Singapore
Board of Directors

The board of directors must consist of at least one member. The number of directors shall be fixed by, or in a manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
The constitution of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively. Grindrod Shipping's constitution provides that, unless otherwise determined by a general meeting, the minimum number of directors is five and the maximum number is twelve.
Limitation on Personal Liability of Directors

A corporation's certificate of incorporation may provide for the elimination of personal monetary liability of directors for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.
Pursuant to the Singapore Companies Act, any provision (whether in the constitution, contract or otherwise) purporting to exempt a director (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to Grindrod Shipping will be void. Nevertheless, a director can be released by the shareholders of Grindrod Shipping for breaches of duty to Grindrod Shipping, except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

GRIN-113

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore

Grindrod Shipping's constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Grindrod Shipping, every director, auditor, secretary or other officer of Grindrod Shipping and its subsidiaries and affiliates shall be entitled to be indemnified by Grindrod Shipping against all liabilities incurred by him or her in the execution and discharge of his or her duties and where he or she serves at the request of Grindrod Shipping as a director, officer, employee or agent of any subsidiary or affiliate of Grindrod Shipping or in relation thereto, including any liability incurred by him or her in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as an officer or employee of Grindrod Shipping, and in which judgment is given in his favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him or her by the court.
Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions with an "interested stockholder" for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person or group that owns 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

A Delaware corporation may elect to "opt out" of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

GRIN-114

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Removal of Directors

Under Delaware law, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.
According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution of the shareholders (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to Grindrod Shipping not less than 28 days before the meeting at which it is moved. Grindrod Shipping shall then give notice of such resolution to its shareholders not less than 14 days before the meeting.

Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director's successor has been appointed.

Grindrod Shipping's constitution provides that Grindrod Shipping may by ordinary resolution of which special notice has been given, remove any director from office, notwithstanding anything in Grindrod Shipping's constitution or in any agreement between Grindrod Shipping and such director, and appoint another person in place of the director so removed from office.
Filling Vacancies on the Board of Directors

Any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, shall be filled as the corporation's bylaws provide. In the absence of such provision, the vacancy shall be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. In the case of a corporation with a classified board of directors, any directors elected due to an increase in the authorized number of directors shall hold office until the next election of the class for which such directors shall have been chosen, and until their successors shall be elected and qualified.
The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the constitution. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election.
Grindrod Shipping's constitution provides that the shareholders may by ordinary resolution, or the directors may, appoint any person to be a director as an additional director or to fill a vacancy. The directors have the power at any time so to do, but so that the total number of directors will not at any time exceed the maximum number fixed in Grindrod Shipping's constitution. Any person so appointed by the directors will only hold office until the next annual general meeting, and will then be eligible for re-election.

GRIN-115

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law.
Grindrod Shipping's constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend the constitution.

The power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the board of directors.
Meetings of Shareholders
Annual and Special Meetings	Annual General Meetings

Meetings of stockholders may be held at such place, either within or outside of Delaware, as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors. Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

 Quorum Requirements

Under the Delaware General Corporation Law, a corporation's certificate of incorporation or bylaws may specify the number of shares and/or the amount of other securities having voting power, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting.
All companies are required to hold an annual general meeting once every calendar year provided that so long as a company holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year. The first annual general meeting is required to be held within 18 months of Grindrod Shipping's incorporation and subsequently, annual general meetings must be held not more than 15 months after the holding of the last preceding annual general meeting, and in each case, not later than 6 months from Grindrod Shipping's financial year end.

 Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an "extraordinary general meeting". Two or more members (shareholders) holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the constitution, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the total number of paid-up shares of Grindrod Shipping carrying voting rights.

GRIN-116

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Grindrod Shipping's constitution provides that the directors may, whenever they think fit, convene an extraordinary general meeting.
Quorum Requirements

Grindrod Shipping's constitution provides that shareholders holding in aggregate not less than 15 per cent of the issued and fully paid shares (excluding treasury shares) in the capital of the company, present in person or by proxy shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week. In the event a quorum is not present at the adjourned meeting, the meeting may again be adjourned for one week. At the second adjourned meeting, any one or more members present in person or by proxy shall be a quorum.
Shareholders' Rights at Meetings

The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting. The holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.

GRIN-117

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Indemnification of Officers, Directors and Employers

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person:

•

acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and

•

with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.
Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Expenses

The Singapore Companies Act specifically provides that Grindrod Shipping is allowed to:

•

purchase and maintain for any officer insurance against any liability attaching to such officer in respect of any negligence, default, breach of duty or breach of trust in relation to Grindrod Shipping;

•

indemnify such officer against liability incurred by the officer to a person other than Grindrod Shipping except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or (ii) any liability incurred by the officer (1) in defending criminal proceedings in which he is convicted, (2) in defending civil proceedings brought by Grindrod Shipping or a related company of Grindrod Shipping in which judgment is given against him or her or (3) in connection with an application for relief under specified sections of the Singapore Companies Act in which the court refuses to grant him or her relief;

•

indemnify any auditor against any liability incurred or to be incurred by such auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such auditor's favor or in which such auditor is acquitted; or

•

indemnify any auditor against any liability incurred by such auditor in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such auditor by a court.
In cases where, inter alia, an officer is sued by Grindrod Shipping the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably; (ii) the director acted honestly; and (iii) it is fair, having regard to all the circumstances of the case including those connected with such director's appointment,

GRIN-118

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
(including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.	to excuse the director.
Grindrod Shipping's constitution currently provides that, subject to the provisions of the Singapore Companies Act and every other act for the time being in force concerning companies and affecting Grindrod Shipping, every director, auditor, secretary or other officer of Grindrod Shipping and its subsidiaries and affiliates shall be entitled to be indemnified by Grindrod Shipping against all liabilities incurred by him or her in the execution and discharge of his or her duties and where he or she serves at the request of Grindrod Shipping as a director, officer, employee or agent of any subsidiary or affiliate of Grindrod Shipping or in relation thereto, including any liability incurred by him or her in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as an officer or employee of Grindrod Shipping, and in which judgment is given in his or her favor (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted, or in connection with an application under statute in respect of such act or omission in which relief is granted to him or her by the court.
Shareholder Approval of Issuances of Shares

Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.
The Singapore Companies Act provides that notwithstanding anything in the company's constitution, the directors shall not exercise any power to issue shares without prior approval of the shareholders in general meeting. The affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution is required for this authorization. Once this shareholders' approval is obtained, unless subsequently revoked or varied by the company in general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier.

GRIN-119

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation's assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.
The Delaware General Corporation Law also requires a vote of stockholders at an annual or special meeting and not by written consent by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the "interested stockholders" as defined in section 203 of the Delaware General Corporation Law in connection with a business combination with an "interested stockholder".

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•

notwithstanding anything in Grindrod Shipping's constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of Grindrod Shipping's undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•

subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting;

•

a compromise or arrangement proposed between a company and its shareholders, or any class of them must, among other things, be approved by a majority in number representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

•

notwithstanding anything in Grindrod Shipping's constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without a Meeting

Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	There are no equivalent provisions under the Singapore Companies Act in respect of passing shareholders' resolutions by written means that apply to public companies listed on a securities exchange.

GRIN-120

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware Court Rules have been met. A person may institute and maintain such a derivative suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff bringing a derivative suit on behalf of a corporation generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware Court Rules also require that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.
Standing

Only registered shareholders reflected in the register of members are recognized under Singapore law as shareholders of a company. As a result, only registered shareholders have legal standing to institute shareholder actions or otherwise seek to enforce their rights as shareholders.
Holders of dematerialised interests in Grindrod Shipping's shares will be required to exchange their dematerialised interests for certificated shares and to be registered as shareholders in the register of members in order to institute or enforce any legal proceedings or claims against Grindrod Shipping, the directors or officers relating to shareholder rights. A holder of dematerialised interests may become a registered shareholder of Grindrod Shipping by exchanging its interest in the shares for certificated shares and being registered in the register of members.

Personal remedies in cases of oppression or injustice

A shareholder may apply to the court for an order under the Singapore Companies Act to remedy situations where (i) the company's affairs are being conducted or the powers of the company's directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed or proposed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company's shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the court directs.
Derivative actions and arbitrations
The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or arbitration on behalf of Grindrod Shipping.

GRIN-121

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Applications are generally made by shareholders, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of a company or intervene in an action or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of the company.

Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days' notice has been given to the directors of the company of the party's intention to commence such action or arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended or discontinued.
Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, generally does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action.

These shareholders are commonly known as "lead plaintiffs". Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that a company has been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

GRIN-122

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Dividends or Other Distributions; Repurchases and Redemptions

The directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either out of its statutory surplus in accordance with the Delaware General Corporation Law or in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
If the capital of the corporation computed in accordance with the Delaware General Corporation Law shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.
Under the Delaware General Corporation Law, every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation shall purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a nonstock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.
The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law. Grindrod Shipping's constitution provides that no dividend can be paid otherwise than out of profits of Grindrod Shipping.

 Acquisition of a company's own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its constitution and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, Grindrod Shipping may:

•

redeem redeemable preference shares (the redemption of these shares will not reduce the capital of Grindrod Shipping). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption and Grindrod Shipping lodges a copy of the statement with the Registrar of Companies in accordance with the Singapore Companies Act;

•

whether listed on a securities exchange (in Singapore or outside Singapore) or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•

whether listed on a securities exchange (in Singapore or outside Singapore) or not, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•

whether listed on a securities exchange (in Singapore or outside Singapore) or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

GRIN-123

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Grindrod Shipping may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by Grindrod Shipping in a relevant period may not exceed 20% of the total number of ordinary shares in that class as of the date of the resolution pursuant to the relevant share repurchase provisions under the Singapore Companies Act. Where, however, Grindrod Shipping has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of Grindrod Shipping's distributable profits or capital, provided that Grindrod Shipping is solvent. Such payment may include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition by Grindrod Shipping of its ordinary shares.
Financial assistance for the acquisition of shares
Grindrod Shipping may not give financial assistance to any person whether directly or indirectly for the purpose of:
• the acquisition or proposed acquisition of shares in Grindrod Shipping or units of such shares; or
• the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, as the case may be, or units of such shares.
Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that Grindrod Shipping may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including, where applicable, approval by the board of directors or by the passing of a special resolution by its shareholders) set out in the Singapore Companies Act. Grindrod Shipping's constitution provides that subject to the provisions of the Singapore Companies Act, Grindrod Shipping may purchase or otherwise acquire Grindrod Shipping's own shares upon such terms and subject to such conditions as Grindrod Shipping may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act.

GRIN-124

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
On cancellation of the shares, the rights and privileges attached to those shares will expire.
Transactions with Officers and Directors

Under the Delaware General Corporation Law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose, if:

        (1)    The material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
        (2)    The material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or
        (3)    The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.
Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.
Under the Singapore Companies Act, the chief executive officer and directors are not prohibited from dealing with Grindrod Shipping, but where they have an interest in a transaction with Grindrod Shipping, that interest must be disclosed to the board of directors. In particular, the chief executive officer and every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with Grindrod Shipping must, as soon as practicable after the relevant facts have come to such officer or director's knowledge, declare the nature of such officer or director's interest at a board of directors' meeting or send a written notice to Grindrod Shipping containing details on the nature, character and extent of his interest in the transaction or proposed transaction with Grindrod Shipping.

In addition, a director or chief executive officer who holds any office or possesses any property which, directly or indirectly, duties or interests might be created in conflict with such officer's duties or interests as director or chief executive officer, is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to Grindrod Shipping containing details on the nature, character and extent of the conflict.
The Singapore Companies Act extends the scope of this statutory duty of a director or chief executive officer to disclose any interests by pronouncing that an interest of a member of the director's or, as the case may be, the chief executive officer's family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.
There is however no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the proposed transaction with Grindrod Shipping if the interest may properly be regarded not being a material interest. Where the proposed transaction relates to any loan to Grindrod Shipping, no disclosure need be made where the director or chief executive officer has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

GRIN-125

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Further, where the proposed transaction is to be made with or for the benefit of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director or chief executive officer is also a director or chief executive officer of that corporation, unless the constitution provides otherwise.

Subject to specified exceptions, including a loan to a director for expenditure in defending criminal or civil proceedings, etc. or in connection with an investigation, or an action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him or her in relation to Grindrod Shipping, the Singapore Companies Act prohibits Grindrod Shipping from: (i) making a loan or quasi-loan to its directors or to directors of a related company, each a "relevant director"; (ii) giving a guarantee or security in connection with a loan or quasi-loan made to a relevant director by any other person; (iii) entering into a credit transaction as creditor for the benefit of a relevant director; (iv) giving a guarantee or security in connection with such credit transaction entered into by any person for the benefit of a relevant director; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from Grindrod Shipping or a related company; or (vi) arranging for the assignment to Grindrod Shipping or assumption by Grindrod Shipping of any rights, obligations or liabilities under a transaction in (i) to (v) above. Grindrod Shipping is also prohibited from entering into the transactions in (i) to (vi) above with or for the benefit of a relevant director's spouse or children (whether adopted or naturally or step-children).

GRIN-126

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Subject to specified exceptions, the Singapore Companies Act prohibits Grindrod Shipping from: (i) making a loan or quasi-loan to another company or a limited liability partnership; (ii) giving a guarantee or security in connection with a loan or quasi-loan made to another company or a limited liability partnership by any other person; (iii) entering into a credit transaction as creditor for the benefit of another company or a limited liability partnership; (iv) giving a guarantee or security in connection with such credit transaction entered into by any person for the benefit of another company or a limited liability partnership; (v) taking part in an arrangement where another person enters into any of the transactions in (i) to (iv) above or (vi) below and such person obtains a benefit from Grindrod Shipping or a related company; or (vi) arranging for the assignment to Grindrod Shipping or assumption by Grindrod Shipping of any rights, obligations or liabilities under a transaction in (i) to (v) above if a director or directors of Grindrod Shipping is or together are interested in 20% or more of the total voting power in the other company or the limited liability partnership, as the case may be, unless there is prior approval for the transaction by Grindrod Shipping in general meeting at which the interested director or directors and his or their family members abstained from voting, or the other company is Grindrod Shipping's subsidiary or holding company or a subsidiary of its holding company.
Dissenters' Rights

Under the Delaware General Corporation Law, any stockholder of a corporation who holds shares of stock on the date of the making of a demand pursuant to the statute with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the requirements of the Delaware General Corporation Law who has neither voted in favor of the merger or consolidation nor consented thereto in writing shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.

GRIN-127

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Delaware	Singapore
Cumulative Voting

Under the Delaware General Corporation Law, the certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.	There is no equivalent provision under the Singapore Companies Act in respect of companies incorporated in Singapore.
Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt.
In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or "poison pill," which could prevent a takeover attempt.
The constitution of a Singapore company typically provides that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company's shareholders in a general meeting. Subject to certain provisions of the Singapore Companies Act and Grindrod Shipping's constitution, Grindrod Shipping's constitution provides that Grindrod Shipping's shareholders may grant to Grindrod Shipping's board the general authority to issue such preference shares until the next general meeting. For further information, see "—Preference Shares" above.

Singapore law does not generally prohibit a corporation from adopting "poison pill" arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares

However, under the Singapore Code on Take-overs and Mergers, if, in the course of an offer, or even before the date of the offer announcement, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.
For further information on the Singapore Code on Take-overs and Mergers, see "—Takeovers" above.

GRIN-128

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Material Contracts

The below descriptions are only summaries of the material provisions of the GSPL and GSSA Share Purchase Agreements and Implementation Agreement and are qualified in their entirety by reference to a copy of the GSPL Share Purchase Agreement, GSPL Share Purchase Agreement and Implementation Agreement, which are filed as exhibits to this registration statement.

  Contracts Relating to the Spin-Off

  The GSPL and GSSA Share Purchase Agreements

The Share Purchase Agreement between Grindrod Limited and Grindrod Shipping, dated as of                , 2018, sets forth the terms by which Grindrod Shipping will purchase all of the shares of GSPL from Parent. Under the terms of this agreement, Parent will sell all of the issued shares in GSPL to Grindrod Shipping on the Closing Date. The purchase price for such shares will be the market value of the GSPL shares, estimated to be approximately $             million, to be settled by way of Grindrod Shipping issuing up to             Convertible Notes to Parent. Under the terms of this agreement, Parent will provide certain warranties in favor of Grindrod Shipping, including (i) that the GSPL shares are unencumbered, (ii) that GSPL holds shares in its specified subsidiaries, and (iii) that Parent has no claims against GSPL and Parent will waive any such claims that Parent may have against GSPL. The terms of this agreement permit Grindrod Shipping to bring any claims against Parent in respect of the breach of such warranties or otherwise in connection with the purchase of the GSPL shares, to the extent that there is a basis in law to do so, up to an aggregate liability of Parent in respect of such claims in an amount equal to the purchase price for the GSPL shares. Grindrod Shipping must also bring any such claims within 36 months of the Spin-Off and may only bring claims over a minimum threshold of $            Under the agreement, Parent will not be liable to make payment of any claim by Grindrod Shipping, to the extent that making such payment would be contrary to any law. Notwithstanding the foregoing, Grindrod Shipping and Parent do not expressly indemnify one another under this agreement against any third-party claims. However, this agreement does not preclude the parties from seeking such indemnification or other remedies in respect of third-party claims under applicable law.

The Share Purchase Agreement between Grindrod Limited and Grindrod Shipping, dated as of                , 2018, sets forth the terms by which Grindrod Shipping will purchase all of the shares of GSSA from Parent. Under the terms of this agreement, Parent will sell all of the issued shares in GSSA to Grindrod Shipping on the Closing Date. The purchase price for such shares will be the market value of the GSSA shares, estimated to be approximately amount of $            , to be settled by way of Grindrod Shipping issuing up to            Convertible Notes to Parent. Under the terms of this agreement, Parent will provide certain warranties in favor of Grindrod Shipping, including (i) that the GSSA shares are unencumbered, (ii) that GSSA holds shares in its specified subsidiaries, and (iii) that Parent has no claims against GSSA and Parent will waive any such claims that Parent may have against GSSA. The terms of this agreement permit Grindrod Shipping to bring any claims against Parent in respect of the breach of such warranties or otherwise in connection with the purchase of the GSSA shares, to the extent that there is a basis in law to do so, up to an aggregate liability of Parent in respect of such claims in an amount equal to the purchase price for the GSSA shares. Grindrod Shipping must also bring any such claims within 36 months of the Spin-Off and may only bring claims over a minimum threshold of $            Under the agreement, Parent will not be liable to make payment of any claim by Grindrod Shipping, to the extent that making such payment would be contrary to any law. Notwithstanding the foregoing, Grindrod Shipping and Parent do not expressly indemnify one another under this agreement against any third-party claims. However, this agreement does not preclude the parties from seeking such indemnification or other remedies in respect of third-party claims under applicable law.

  The Implementation Agreement

The Implementation Agreement was entered into on                , 2018 between Parent, Grindrod Shipping, GSPL and GSSA and governs the mechanics of the Spin-Off. Under the terms of the Implementation Agreement, the Spin-Off can only occur once the GSPL Share Purchase Agreement and GSSA Share Purchase Agreement have become effective. In addition, the Implementation Agreement is subject to the following conditions precedent:

  •
  Grindrod Shipping's board of directors approving the Spin-Off and required shareholder approvals for the Spin-Off are obtained;

GRIN-129

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  •
  the regulatory and procedural steps required for the Spin-Off have taken place or been obtained; and

  •
  Grindrod Shipping's ordinary shares have been listed on the NASDAQ and the JSE.

See "Item 10. Additional Information—Material Contracts".

The Implementation Agreement may be terminated by us at any time prior to the date on which Grindrod Shipping's ordinary shares are listed on the NASDAQ and the JSE. Parent may also terminate the Implementation Agreement if a material adverse change occurs prior to the date on which Grindrod Shipping's ordinary shares are listed on the NASDAQ and the JSE.

  Joint Venture Agreements

For a description of our material joint ventures, see "Item 4. Information on the Company—Our Joint Ventures".

  Loan Agreements

For a description of our material loan agreements, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements".

Exchange Controls

  South Africa

Exchange controls in South Africa are administered by SARB in terms of the Exchange Control Regulations, 1961, and regulate transactions involving South African residents. The purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa. Parent expects that South African exchange controls will continue to operate in the foreseeable future. The Government of South Africa has, however, committed itself to relaxing exchange controls gradually and significant relaxation has occurred in recent years.

Approval for the Spin-Off has been obtained from the SARB in respect of the disposal of South African securities by Parent and the acquisition of South African securities by Grindrod Shipping, a non-resident of South Africa. No financial guarantee with recourse to Parent will exist at the time of the issuing of the Grindrod Shipping ordinary shares.

The issuance of the Grindrod Shipping ordinary shares by Grindrod Shipping does not require any exchange control approval from the SARB, as Grindrod Shipping is not a resident of South Africa.

  Residents of the CMA

Residents in the CMA (comprising South Africa, the Republic of Namibia, the Kingdom of Lesotho and the Kingdom of Swaziland) or offshore subsidiaries of a resident in the CMA may not own ordinary shares through the NASDAQ or beneficially own or hold any of the Grindrod Shipping ordinary shares on the U.S. branch register of members unless specific approval has been obtained from the SARB by such persons for any subscription, purchase or beneficial holding or ownership as otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder.

  Singapore

There are no exchange control restrictions in effect in Singapore.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations applicable to us and to beneficial owners of Convertible Notes and ordinary shares. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations thereunder, and administrative rulings and court decisions, all as in effect or in existence on the date of this registration statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences that are materially different from those described below. Moreover, any change after the date of this registration statement in any of

GRIN-130

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

the factual matters set forth in this filing or in our or our subsidiaries' conduct, practices or activities may affect the considerations discussed below. We are under no obligation to update the discussion to reflect future changes in law or changes in any of the foregoing factual matters that may later come to our attention.

This discussion is for general information purposes only, does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us or beneficial owners of ordinary shares and does not address any tax laws other than U.S. federal income tax laws. Potential investors are encouraged to consult their tax advisers concerning the overall tax consequences arising in their own particular situations under U.S. federal, state, local and non-U.S. laws. The conclusions expressed in this discussion are not binding on the Internal Revenue Service, or the IRS, or any court, and there is no assurance that the IRS or a court would not reach a contrary conclusion. No ruling from the IRS or opinion of counsel has been obtained or will be requested regarding any matter affecting us or prospective holders of our ordinary shares.

  Treatment as a Corporation

We are treated as a non-U.S. corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from sources within the United States or is effectively connected with the conduct of a trade or business in the United States as discussed below. U.S. Holders (as defined below) are not directly subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of ordinary shares as described below.

  Taxation of Operating Income

Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as "Transportation Income." Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States, or U.S. Source International Transportation Income. Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100% derived from sources within the United States, or U.S. Source Domestic Transportation Income. Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that we and our subsidiaries will earn income that will constitute Transportation Income. We do not expect us or our subsidiaries to earn U.S. Source Domestic Transportation Income. However, certain of our and our subsidiaries' activities could give rise to U.S. Source International Transportation Income, and future expansion of or changes in our and our subsidiaries' operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code, or the Section 883 Exemption, applied. Based on our current plans and expectations regarding our and our subsidiaries' organization and operations, we expect that only a relatively small portion of our and our subsidiaries' gross Transportation Income will likely constitute U.S. Source International Transportation Income and, if the Section 883 Exemption were not to apply, we expect that the effective rate of U.S. federal income tax on our and our subsidiaries' gross Transportation Income would be less than 1%.

  The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or Section 883 Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income, including any U.S. Source International Transportation Income it derives from participation in a pool, partnership or other joint venture arrangement that satisfies the requirements of the Section 883 Regulations. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. The Section 883 Exemption applies separately to us and each of our subsidiaries that is treated as a corporation for U.S. federal income tax purposes and earns U.S. Source International Transportation Income (which we refer to below as our "applicable subsidiaries").

GRIN-131

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

We and our applicable subsidiaries will qualify for the Section 883 Exemption if, among other matters, we and our applicable subsidiaries meet the following three requirements:

  •
  We and each of our applicable subsidiaries are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn, or an Equivalent Exemption;

  •
  We and each of our applicable subsidiaries satisfy the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test (each as described below); and

  •
  We and each of our applicable subsidiaries meet certain substantiation, reporting and other requirements.

We are organized under the laws of Singapore and our applicable subsidiaries are organized under the laws of Singapore, South Africa, the Isle of Man and the Marshall Islands. The U.S. Treasury Department has recognized each of these jurisdictions as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income that we or our applicable subsidiaries generally expect to earn. Consequently, our and our applicable subsidiaries' U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we and our applicable subsidiaries meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we and our applicable subsidiaries satisfy certain substantiation, reporting and other requirements.

  Publicly Traded Test

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be "primarily traded" and "regularly traded" on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be "primarily traded" on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the "regularly traded" requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We expect that our ordinary shares, which will be our only class of equity interests, will be traded on the NASDAQ and the JSE, each of which is considered to be an established securities market for purposes of these rules. As long as our ordinary shares will only be traded on the NASDAQ and the JSE, our ordinary shares will be "primarily traded" on an established securities market either in the United States or in South Africa, which is a jurisdiction outside the United States that grants an Equivalent Exemption.

Equity interests in a non-U.S. corporation will be considered to be "regularly traded" on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that either (a) trades in such class of equity interests are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of shares in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years) or (b) such class of equity interests is traded on an established securities market in the United States and is "regularly quoted by dealers making a market" in such class (within the meaning of the Section 883 Regulations). Our ordinary shares will represent 100% of the total combined voting power and value of our equity interests. Accordingly, provided that our ordinary shares (i) satisfy the listing and trading volume requirements described immediately above and (ii) are not subject to the Closely Held Block Exception described immediately below, our ordinary shares will be considered to be "regularly traded" on an established securities market. There can be no assurance that our ordinary shares will satisfy the listing and trading volume requirements described immediately above for any taxable year.

Notwithstanding these rules, a class of equity that would otherwise be treated as "regularly traded" on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more "5% shareholders" (i.e., shareholders owning, actually or constructively, at least 5% of the vote and value of that class) own in the aggregate 50% or more of the vote and value of that

GRIN-132

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

class, or the Closely Held Block Exception, unless the corporation can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5% shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year.

We expect that one or more 5% shareholders may own 50% or more of our ordinary shares for more than half of the number of days during our current taxable year and/or future taxable years. In such case, we will lose eligibility for the Publicly Traded Test with respect to any such taxable year, unless can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5% shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. Under the applicable Treasury regulations, we would also have to satisfy certain substantiation requirements regarding the identity of our 5% shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. In particular, we would be required to obtain certifications of Qualified Shareholder status from our 5% shareholders, which our 5% shareholders may not be willing or able to provide. Given the factual nature of the issues involved and the practical uncertainties, we can give no assurances as to our qualification for the Section 883 Exemption for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. We do not expect any of our applicable subsidiaries to satisfy the Publicly Traded Test.

  Qualified Shareholder Stock Ownership Test

As an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation will qualify for the Section 883 Exemption if it is able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

  •
  individual residents of jurisdictions that grant an Equivalent Exemption;

  •
  non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

  •
  certain other qualified persons described in the Section 883 Regulations, or collectively, the Qualified Shareholders.

We do not expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year. However, because stock owned by a non-U.S. corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for purposes of the Qualified Shareholder Stock Ownership Test, in the event that we are able to satisfy the Publicly Traded Test described above for a taxable year, we expect that each of our applicable subsidiaries that is more than 50%-owned (by value) by us for at least half of the number of days in such taxable year would satisfy the Qualified Shareholder Stock Ownership Test for such taxable year. We do not expect any applicable subsidiary that is not more than 50%-owned (by value) by us to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, unless a sufficient portion of such subsidiary's other equity interests were owned by Qualified Shareholders to cause such subsidiary to be more than 50%-owned (by value) by Qualified Shareholders for at least half the number of days in a taxable year and such other Qualified Shareholders were to provide certifications of their Qualified Shareholder status. There can be no assurance that these requirements will be satisfied with respect to any of our applicable subsidiaries for any taxable year.

  The Net Basis Tax and Branch Profits Tax

If we or our subsidiaries earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we or any of our subsidiaries have a fixed place of business in the United States and substantially all of our or any such subsidiary's U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our and our subsidiaries' current operations, none of our or our subsidiaries' potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters, nor do we or any of our subsidiaries have a fixed place of business in the United States. As a result, we do not anticipate that any of our or our

GRIN-133

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

subsidiaries' U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we or any of our subsidiaries will not have a fixed place of business in the United States or that we or any of our subsidiaries will not earn substantially all of its U.S. Source International Transportation Income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we or our subsidiaries earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (imposed at up to a 21% rate from January 1, 2018) as well as 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid or deemed paid by us or our subsidiaries.

On the sale of a vessel that has produced Effectively Connected Income, we or our subsidiaries could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we and our subsidiaries would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us or our subsidiaries in the United States under U.S. federal income tax principles.

  The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we and our subsidiaries would be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our ordinary shares.

The following discussion applies only to beneficial owners of our ordinary shares that own the ordinary shares as "capital assets" (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of our ordinary shares in light of their individual circumstances, such as (i) beneficial owners of our ordinary shares subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or that transact in ordinary shares in a currency other than U.S. dollars, or (iv) beneficial owners of ordinary shares that own 2% or more (by vote or value) of our ordinary shares, all of whom may be subject to tax rules that differ significantly from those summarized below. This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our ordinary shares.

If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our ordinary shares.

Each prospective beneficial owner of our ordinary shares should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our ordinary shares.

GRIN-134

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

As used in this registration statement, the term "U.S. Holder" means a beneficial owner of our ordinary shares that:

  •
  is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

  •
  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a "United States person."

We believe that Parent should not be treated as a passive foreign investment company for U.S. federal income tax purposes, or a PFIC, and the following discussion assumes that Parent is not so treated.

  The Spin-Off

A U.S. Holder that receives Convertible Notes is expected to be treated for U.S. federal income tax purposes as receiving a distribution from Parent. The tax consequences of the distribution depend on whether the Spin-Off satisfies the conditions for tax-free treatment with respect to Parent's ordinary shareholders imposed by Section 355 of the Code. While this determination is ultimately based on all the relevant facts and circumstances, Parent intends to take the position, to the extent relevant for information reporting and any other U.S. tax purposes, that the Spin-Off satisfies the conditions for such tax-free treatment. However, no rulings have been or will be sought from the IRS concerning whether the Spin-Off qualifies for such tax-free treatment, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested.

Assuming that the Spin-Off satisfies all the requirements for tax-free treatment under Section 355 of the Code, a U.S. Holder should not recognize gain or loss for U.S. federal income tax purposes as a result of the receipt of the Convertible Notes or the compulsory conversion of such Convertible Notes into our ordinary shares. In such a case, a U.S. Holder must allocate its adjusted tax basis in its Parent ordinary shares over its existing Parent ordinary shares and our ordinary shares received upon conversion of the Convertible Notes in proportion to their respective fair market values on the Closing Date, and a U.S. Holder's holding period in our ordinary shares that it receives upon conversion of the Convertible Notes will include such U.S. Holder's holding period in its Parent ordinary shares.

A U.S. Holder that receives cash in lieu of a fractional entitlement to Convertible Notes in the Spin-Off should be treated as receiving a fractional amount of our ordinary shares in the Spin-Off (taxed in the manner described above) and then selling the fractional amount of our ordinary share for the amount of cash received.

U.S. Treasury Regulations require certain shareholders that receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

In the event that the Spin-Off does not qualify for tax-free treatment under Section 355 of the Code, a U.S. Holder receiving ordinary shares in the Spin-Off should be treated as receiving a taxable dividend distribution to the extent of such U.S. Holder's share of Parent's current and accumulated earnings and profits (as determined under U.S. federal income tax purposes), in an amount equal to the fair market value of the ordinary shares (in U.S. dollars) received on the date of the distribution. Since Parent does not intend to compute (or to provide U.S. Holders with information necessary to compute) earnings and profits under U.S. federal income tax principles, a U.S. Holder should generally expect to treat the entire distribution as a taxable dividend. Under these circumstances, a U.S. Holder's basis in the ordinary shares received in the Spin-Off should be the fair market value of such ordinary shares, and a U.S. Holder's holding period for such ordinary shares should begin on the date of the distribution.

U.S. Holders are urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences of the Spin-Off, including the potential treatment of the Spin-Off under Section 355 of the

GRIN-135

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Code, the receipt of cash in lieu of fractional entitlements and any U.S. federal income tax reporting requirements that may apply to such U.S. Holders.

Distributions

Subject to the discussion below of the rules applicable to a PFIC, any distributions to a U.S. Holder made by us with respect to our ordinary shares generally will constitute dividends, which will be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not intend to compute (or to provide U.S. Holders with information necessary to compute) earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders generally should expect to treat all distributions on the ordinary shares as taxable dividends. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the ordinary shares will be treated as foreign source income and generally will be treated as "passive category income" for U.S. foreign tax credit purposes.

Dividends received with respect to our ordinary shares by a U.S. Holder who is an individual, trust or estate, or a non-corporate U.S. Holder, generally will be treated as "qualified dividend income" that is taxable to such non-corporate U.S. Holder at preferential long-term capital gain tax rates, provided that: (i) our ordinary shares are traded on an "established securities market" in the United States (such as the NASDAQ, where our ordinary shares are traded) and are "readily tradeable" on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary shares); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. It is not currently known whether our ordinary shares will be considered "readily tradeable" on the NASDAQ for purposes of these rules. If a dividend is treated as qualified dividend income, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be reduced to appropriately take into account the tax rate differential between the reduced rate of tax applicable to qualified dividend income and the highest rate of tax normally applicable to dividends. Any dividends paid on our ordinary shares that are not treated as qualified dividend income will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See "Medicare Tax" below.

Special rules may apply to any amounts received in respect of our ordinary shares that are treated as "extraordinary dividends." In general, an extraordinary dividend is a dividend with respect to an ordinary share that is equal to or in excess of 10% of a U.S. Holder's adjusted tax basis (or fair market value upon the U.S. Holder's election) in such ordinary share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. Holder's adjusted tax basis (or fair market value) in an ordinary share. If we pay an "extraordinary dividend" on our ordinary shares that is treated as "qualified dividend income," then any loss recognized by a U.S. Individual Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of the amount of such dividend.

  Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such ordinary shares. The U.S. Holder's initial tax basis in the ordinary shares generally will be the U.S. Holder's purchase price for the ordinary shares (except in the case of ordinary shares received upon the compulsory conversion of the Convertible Notes, in which case the tax basis of such ordinary shares will be determined in the manner discussed under "The Spin-Off" above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder's capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our ordinary shares, such U.S. Holder

GRIN-136

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See "Medicare Tax" below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our ordinary shares to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

  PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder holds our ordinary shares, either:

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

  •
  at least 50% of the average value of the assets held by us (based on an average of the quarterly values of the assets during a taxable year) produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. The PFIC provisions contain a look-through rule under which we will be treated as earning directly our proportionate share of any income, and owning directly our proportionate share of any assets, of another corporation if we own at least 25% of the value of the stock of such other corporation.

Based on our current and projected, income, assets and methods of operations, we believe that we should not be treated as a PFIC with respect to our taxable year following the completion of the Spin-Off (as described in "Item 10. Additional Information—Taxation—PFIC Status and Significant Tax Consequences") and we expect that we should not become a PFIC for the foreseeable future. In this regard, we believe that the income we receive from time and voyage chartering activities should constitute services income, rather than rental income. Consequently, we believe that such income should not constitute passive income and the assets engaged in generating such income should not be treated as passive assets and, so long as our income from time and voyage charters exceeds 25% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time and voyage charters exceeds 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC.

We expect that substantially all of the vessels in our fleet will be engaged in time or voyage chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and administrative rulings supporting our position that the income from time and voyage chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS's AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

GRIN-137

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

The determination of whether we are a PFIC in any taxable year is fact specific and will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the PFIC rules and other factors, some of which may be beyond our control. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our ordinary shares, our PFIC status may depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances or the nature of our operations may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, and no ruling from the IRS or opinion of counsel has been issued or has been or will be sought with respect to our potential status as a PFIC.

If we were treated as a PFIC for any taxable year in which a U.S. Holder owned our ordinary shares, the U.S. Holder generally would be subject to special tax rules resulting in increased tax liability with respect to any "excess distribution" the U.S. Holder receives on, and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of, our ordinary shares, unless a "mark-to-market" election is available and a U.S. Holder makes such election with respect to the ordinary shares, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our ordinary shares, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder's U.S. federal income tax return for each year to report the U.S. Holder's ownership of such ordinary shares. Substantial penalties apply to any failure to timely file IRS Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed. A U.S. Holder would not be able to make a "qualified electing fund" election as we do not expect to provide the information necessary for U.S. Holders to make "qualified electing fund" elections.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

If we were to be treated as a PFIC for any taxable year and our ordinary shares were treated as "marketable stock" for purposes of these rules, then a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder's ordinary shares at the end of the taxable year over the U.S. Holder's adjusted tax basis in the ordinary shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the ordinary shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in the U.S. Holder's ordinary shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our ordinary shares owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our ordinary shares are no longer treated as "marketable stock" or the IRS consents to the revocation of the election.

A "mark-to-market" election may itself have negative tax consequences to a U.S. Holder and would not mitigate any negative tax consequences with respect to PFICs directly or indirectly owned by us. In addition, even if a U.S. Holder makes a "mark-to-market" election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our ordinary shares and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under "Taxation of U.S. Holders Not Making a Timely Mark-to-Market Election." U.S. holders should consult with their tax advisers regarding the availability and advisability making a mark-to-market election with respect to the ordinary shares.

GRIN-138

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  Taxation of U.S. Holders Not Making a Timely Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a timely "mark-to-market" election for that year (i.e., the taxable year in which the U.S. Holder's holding period commences), whom we refer to as a "Non-Electing Holder," would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

  •
  the excess distribution and any gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the ordinary shares;

  •
  the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, a U.S. Holder would be treated as owning a proportionate amount of any shares that we own, directly or indirectly by application of certain attribution rules, in other PFICs (including any of our subsidiaries, if they are PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our ordinary shares, such holder's successor generally would not receive a step-up in tax basis with respect to such ordinary shares.

  Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder's "net investment income" for a taxable year and (ii) the excess of the U.S. Holder's modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, "net investment income" will generally include dividends paid with respect to our ordinary shares and net gain attributable to the disposition of our ordinary shares not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our ordinary shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a "Non-U.S. Holder."

  Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

  Disposition of Ordinary Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our ordinary shares provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of ordinary shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder

GRIN-139

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our ordinary shares if they are present in the United States for 183 days or more during the taxable year in which those ordinary shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of ordinary shares may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable U.S. Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold "specified foreign financial assets," including our ordinary shares, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our ordinary shares, unless such ordinary shares are held in an account maintained by a U.S. "financial institution" (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

South African Tax Considerations

The following summary describes the principal South African income tax considerations generally applicable to the Spin-Off. This summary is based on the current provisions of the Income Tax Act, and the prevailing practice adopted by the South African Revenue Service, or SARS, published in writing prior to the date hereof. This summary does not consider legislative proposals to amend the Income Tax Act.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax of participating in the Parent Distribution.

As used in this registration statement, the term "SA Corporate" means a person in section 64F(1)(a) of the Income Tax Act being "a company which is a resident" for tax purposes in South Africa.

As used in this registration statement, the term "Regulated Intermediary" means a regulated intermediary as contemplated in section 64D of the Income Tax Act.

GRIN-140

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

As used in this registration statement, the term "Qualifying SA Corporate(s)" means:

  •
  a dematerialised shareholder in respect of whom the relevant CSDP (as defined below), Broker or other Regulated Intermediary has, by no later than 12h00 on the Closing Date, informed the Transfer Secretaries that such dematerialised shareholder has submitted to it the prescribed documentation contemplated in section 64FA(2)(a) of the Income Tax Act on which it has indicated that it is a SA Corporate; or

  •
  a certificated shareholder which has, by no later than noon on the Closing Date, submitted to Grindrod the prescribed documentation contemplated in section 64FA(2)(a) of the Income Tax Act on which it has indicated that it is a SA Corporate.

As used in this registration statement, the term "CSDP" means a Central Securities Depository Participant, being a "participant" as defined in section 1 of the Financial Markets Act, No. 19 of 2012, as amended or FMA, duly authorised by a central securities depository in terms of the depository rules pursuant to section 31 of the FMA. The term "Broker" means any person registered as a "broker member equities" in terms of the rules of the JSE in accordance with the provisions of the FMA.

  Parent

  Grindrod Shipping Business Disposal

Parent will receive Convertible Notes as consideration (i.e. proceeds) for the disposal of all the ordinary shares in GSPL. Parent will disregard any capital loss or capital gain on the disposal of the GSPL shares as it will meet the requirements of the participation exemption for the disposal of shares in foreign companies (Paragraph 64B of the Eighth Schedule to the Income Tax Act).

Parent will receive Convertible Notes as consideration (i.e. proceeds) for the disposal of all the ordinary shares in GSSA. A capital loss will be derived by Parent on disposal of the equity shares in GSSA as the base cost will exceed the proceeds (i.e. the Convertible Notes in respect of the GSSA ordinary shares) and Parent will include the capital loss in determining its aggregate capital loss for that year of assessment.

  Parent Distribution

Parent will be deemed to have disposed of the Convertible Notes for proceeds equal to the market value thereof (i.e. the face value) and this value will also be the base cost of the Convertible Notes. Therefore the proceeds will be equivalent to the base cost and Parent will not derive a capital gain or loss on the distribution of the convertible notes to Parent ordinary shareholders.

Parent will distribute the Convertible Notes as a dividend in specie to Qualifying SA Corporates and as a return of capital to all other ordinary shareholders (i.e. South African tax resident individuals and trusts as well as all non-South African tax resident Ordinary Shareholders). Parent will therefore not be liable for any dividends tax on the distribution to the Qualifying SA Corporates.

There are no South African securities transfer tax implications on the distribution of the Convertible Notes, as they will not be a "security" as defined in the relevant South African legislation.

As used in this registration statement, the term "SA Tax Resident Shareholder" means a beneficial owner of our ordinary shares that is a "resident" as defined in terms of South African Income Tax Act, No. 58 of 1962 which we refer to as the "South African Income Tax Act".

Consequently, the term "Non-SA Tax Resident Shareholder" means a beneficial owner of our ordinary shares that does not meet the requirements to be a "resident" as defined in terms of the South African Income Tax Act.

The tax treatment for the distribution of the Convertible Notes by Parent for each category of ordinary shareholder is set out below:

  SA Tax Resident Shareholders

SA Tax Resident Shareholders will initially be reflected in the branch register of members in South Africa and not in the U.S. branch register of members.

SA Tax Resident Shareholders who choose to be reflected in the U.S. branch register of members will need to ensure they have sufficient single discretionary allowance in respect of individuals and trusts or foreign direct investment allowance for SA Corporates.

GRIN-141

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

After the consummation of the Spin-Off, South African dividends tax at 20% will be withheld on any foreign cash dividends declared and paid by Grindrod Shipping to SA Tax Resident Shareholders holding Grindrod Shipping ordinary shares listed on the JSE, subject to any applicable exemptions that may apply.

No South African dividends tax at 20% will be withheld on any foreign cash dividends declared and paid by Grindrod Shipping to SA Tax Resident Shareholders holding Grindrod Shipping ordinary shares registered on the U.S. branch register of members.

SA Tax Resident Shareholders that dispose of their Grindrod Shipping ordinary shares will be subject to either income tax (in the case of share dealers) or capital gains tax (in the case of capital investors).

A controlled foreign company, or CFC, is a non-South African company in which more than 50% of the participation rights/voting rights are held/exercisable by SA Tax Residents who are not headquarter companies. The Grindrod Shipping ordinary shares will be held more than 50% by SA Tax Resident Shareholders, who will each hold at least 5% of the listed Grindrod Shipping ordinary shares, and thus Grindrod Shipping will be a CFC after conversion of the Convertible Notes to Grindrod Shipping ordinary shares. Any non-South African subsidiaries of Grindrod Shipping in which it can exercise more than 50% of the voting rights will also be CFCs. Certain profits of CFCs are included in the taxable income of SA Tax Resident Shareholders.

SA Tax Resident Shareholders who, together with connected persons, will acquire more than 10% of the Grindrod Shipping ordinary shares are advised to obtain tax advice regarding whether they will have a South African tax exposure as a result of Grindrod Shipping being a CFC forming part of the same group of companies as the receiving CFC.

Profits of a CFC will be exempted from imputation (i.e. not included in net income):

  •
  where the CFC is "highly taxed" (simplistically stated, taxed at a rate of 21% or more). The corporate income tax rate in Singapore is 17% therefore the "highly taxed" exemption will likely not apply to Grindrod Shipping;

  •
  amounts attributable to a foreign business establishment ("FBE") of a CFC (which includes a vessel used solely outside South Africa for purposes of transportation operated directly by the CFC, or by any other company that has the same country of residence as, and that forms part of the same group of companies as, that CFC and a ship engaged in international traffic used mainly outside South Africa);

  •
  any interest, royalties, rental or income of a similar nature paid or payable or deemed to be paid or payable to it (Grindrod Shipping) by any other CFC (i.e. GSPL);

  •
  amounts subject to South African withholding tax; or

  •
  income that is taxable in South Africa as South African sourced income.

  Non-SA Tax Resident Shareholders

Non-SA Tax Resident Shareholders, for purposes of the Income Tax Act will acquire their Convertible Notes from the Parent distribution as a return of capital and obtain a base cost equivalent to the market value of the distributed Convertible Notes on the Closing Date.

Non-SA Tax Resident Shareholders for purposes of the Income Tax Act will acquire their Convertible Notes from the Parent distribution as a return of capital and must reduce the expenditure on their ordinary shares by the market value of the Convertible Notes on the Closing Date. Any excess amount will not be treated as a capital gain as it does not relate to an asset subject to South African capital gains tax provided the return of capital is not attributable to a permanent establishment of the Non-SA Tax Resident Shareholder in South Africa.

Under current law, no South African withholding tax will be levied on the receipt of the Convertible Notes as a return of capital from the Parent distribution by a Non-SA Tax Resident Shareholder.

On the basis that the conversion of the Convertible Notes to ordinary shares is a term of the issuance of the convertible notes, in terms of SARS practice and the Income Tax Act, there is no disposal on conversion of the Convertible Notes to Grindrod Shipping ordinary shares, and consequently, there is no capital gain or loss derived by the Non-SA Tax Resident Shareholder.

GRIN-142

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

Accordingly, Non-SA Tax Resident Shareholders will after conversion of the Convertible Notes to Grindrod Shipping ordinary shares obtain a base cost in the ordinary shares equivalent to the market value of the distributed Convertible Notes on the Closing Date.

Following the Spin-Off, no South African dividends tax at 20% will be withheld on any foreign cash dividends declared and paid by Grindrod Shipping to Non-SA Tax Resident Shareholders holding Grindrod Shipping ordinary shares registered on the U.S. branch register of members as a specific exemption is applicable in terms of the Income Tax Act.

Non-SA Tax Resident Shareholders that dispose of their Grindrod Shipping ordinary shares registered on the U.S. branch register of members will not be subject to capital gains tax (in the case of capital investors) provided that the Grindrod Shipping ordinary shares are not attributable to a permanent establishment of the Non-SA Tax Resident Ordinary Shareholder in South Africa.

Where the Non-SA Tax Resident Shareholders are share dealers no income tax will be payable on disposal of their Grindrod Shipping ordinary shares registered on the U.S. branch register of members as the income will not be from a South African source.

Singapore Tax Considerations

  Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

  Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of Grindrod Shipping's ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a period of at least 24 months.

  Goods and Services Tax

The issue or transfer of ownership of Grindrod Shipping's ordinary shares should be exempt from Singapore Goods and Services Tax. Hence, the holders would not incur any Goods and Services Tax on the subscription or subsequent transfer of the shares.

  Stamp Duty

If Grindrod Shipping's ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for or market value of Grindrod Shipping's ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of Grindrod Shipping's ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary.

On the basis that any transfer instrument in respect of Grindrod Shipping's shares traded on the NASDAQ or the JSE are executed outside Singapore through Grindrod Shipping's transfer agent/transfer secretary and share registrar in the United States and South Africa for registration in Grindrod Shipping's branch registers of members maintained in the United States and South Africa (without any transfer instrument being received in Singapore), no stamp duty should be payable in Singapore on such transfers.

GRIN-143

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

  Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

Dividends and Paying Agents

The paying agents for shareholders who hold ordinary shares listed on the Main Board of the JSE are expected to be              . The paying agent for shareholders who hold ordinary shares listed on the NASDAQ is expected to be              .

Statement by Experts

The combined financial statements of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty. Ltd., as of and for the years ended December 2016 and December 2015, included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement of Grindrod Shipping Holdings Pte. Ltd. as of November 2, 2017, included in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Documents on Display

The following information may be obtained at the registered office of Grindrod Shipping and can be accessed at                    .

Grindrod Shipping will also file annual and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any reports or other information on file at the SEC's public reference room at the following location:

100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Grindrod Shipping's SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

Subsidiary Information

Not applicable.

GRIN-144

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot market charter rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR (and to a limited extent, TIBOR). Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the years ended December 31, 2016 and 2015, we paid interest on our outstanding debt at a weighted average interest rate of 3.1% and 2.7%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2016 and 2015, by $0.6 million and $0.4 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition a part of our debt obligations are denominated in currencies other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the balance sheet at the exchange rate prevailing on the balance sheet date. Differences in exchange rates between balance sheet dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiary whose functional currency is not the U.S. dollar for purposes of preparing our consolidated accounts, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

If the relevant foreign currency strengthens by 10% against our functional currency, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(in millions)	2016	2015
South African rands	$2.3	$0.2
Japanese yen	1.1	1.1

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly FFAs. Generally freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFA is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements.

GRIN-145

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

As of December 31, 2016 and December 31, 2015, we had four and six FFAs outstanding, respectively. For the year ended December 31, 2016, we recorded a net loss on FFAs of $0.4 million in our combined financial statements, which resulted from fair value loss. For the year ended December 31, 2015, we recorded a net gain of $0.3 million in our combined financial statements, which resulted from fair value gain.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel oil consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2016 and 2015, by $0.3 million and $0.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

GRIN-146

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

Not applicable.

GRIN-147

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.    CODE OF ETHICS

Not applicable.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G.    CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

GRIN-148

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

PART III

ITEM 17.    FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

Historical Combined Financial Statements

See pages F-1 to F-73 of the financial statements of Grindrod Shipping filed as part of this registration statement.

Unaudited Pro Forma Condensed Financial Information

As described above, Parent will sell all of the shares it holds in GSPL, and GSSA, to Grindrod Shipping Holdings Pte. Ltd., a newly formed entity incorporated on November 2, 2017 in accordance with the laws of the Republic of Singapore, created to hold Parent's shipping business.

The combined financial statements GSPL and GSSA, included elsewhere, have been prepared on a stand-alone basis and are derived from combining the financial statements of GSPL and GSSA, that we will acquire immediately prior to the Spin-Off, and their respective underlying accounting records. In addition, the combined financial statements GSPL and GSSA include components of Parent's shipping business which will not be transferred to us in the Spin-Off. In the first quarter of 2018, we sold two of GSSA's businesses, OACL and Unicorn Bunker, to another Parent subsidiary and such businesses will not be part of our results of operations for periods following the Spin-Off, however, the proceeds from these sales will remain with us following the Spin-Off. The Spin-Off and disposal of OACL and Unicorn Bunker are referred to as the "Pro Forma Transactions".

The unaudited pro forma condensed statement of profit or loss has been adjusted to give effect to the Pro Forma Transactions as if they had occurred or became effective as of January 1, 2016. The unaudited pro forma condensed statement of financial position has been adjusted to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of December 31, 2016.

The unaudited pro forma condensed financial information included in this registration statement have been derived from the historical combined financial statements of GSPL and GSSA, including the audited combined statement of profit or loss for the year ended December 31, 2016 and the audited combined statement of financial position as of December 31, 2016, which are included elsewhere in this registration statement. The unaudited pro forma condensed financial information do not purport to represent what our financial position and results of operations would have been had the Spin-off occurred on the dates indicated or to project our financial performance for any future period. In addition, the unaudited pro forma condensed financial information is provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as a separate, stand-alone public company. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, but actual results may differ from the pro forma adjustments. These adjustments are subject to change based on the finalization of the share purchase agreement relating to the Pro Forma Transactions with Parent and the other agreements described under "Item 10. Additional Information—Material Contracts."

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed financial statements are described in the accompanying notes, which should be read together with the pro forma condensed financial statements.

GRIN-149

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF PROFIT OR LOSS
For the financial year ended December 31, 2016

$'000	Combined Historical of GSPL and GSSA	Adjustment for disposal of OACL		Adjustment for disposal of Unicorn Bunker		Pro Forma
Revenue	371,532	(45,966)	(2)	(9,479)	(6)	316,087
Cost of sales	(365,735)	1,666	(2)	4,933	(6)	(329,136)

Gross profit (loss)	5,797	(14,300)		(4,546)		(13,049)
Other operating income	5,687	(356)	(2)	3,539	(6)	8,870
Administrative expenses	(30,140)	8,598	(2)	380	(6)	(21,162)
Share of loss of joint ventures	(3,472)	—	(2)	—	(6)	(3,472)
Interest income	5,260	(1,106)	(2)	(318)	(6)	3,836
Interest expense	(4,899)	2	(2)	214	(6)	(4,683)
Other operating expenses	(18,093)	354	(2)	541	(6)	(17,198)

Loss before taxation	(39,860)	(6,808)		(190)		(46,858)
Taxation	(3,849)	1,742	(2)	1,791	(6)	(316)

Loss for the period	(43,709)	(5,066)		1,601		(47,174)

GRIN-150

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF FINANCIAL POSITION

As at December 31, 2016

$'000	Grindrod Shipping Holdings Pte. Ltd.	Historical combined GSPL and GSSA	Adjustments for disposal of OACL		Adjustments for disposal of Unicorn Bunker		Pro Forma
ASSETS
Current assets
Cash and bank balances	—	67,711	(4,189)	(4)	(4,463)	(8)	87,419
			19,900	(3)	8,460	(7)
Trade receivables	—	18,844	(3,257)	(4)	(512)	(8)	15,075
Other receivables and prepayments	*	22,524	(927)	(4)	—		21,597
Due from related parties	—	39,582	(14,890)	(4)	—		24,692
Loans to joint ventures	—	15	—		—		15
Derivative financial instruments	—	225	—		—		225
Inventories	—	11,617	(786)	(4)	—		10,831
Current tax assets	—	305	—		—		305

Total current assets	*	160,823	(4,149)		3,485		160,159

Non-current assets
Other receivables and prepayments	—	168	—		—		168
Loans to joint venture	—	35,315	—		—		35,315
Ships, property, plant and equipment	—	303,897	(2,880)	(4)	(16,286)	(8)	284,731
Interest in joint ventures	—	66,575	—		—		66,575
Intangible assets	—	6,590	(2,334)	(4)	—		4,256
Goodwill	—	16,022	—		—		16,022
Deferred tax assets	—	764	(191)	(4)	—		573

Total non-current assets	—	429,331	(5,405)		(16,286)		407,640

Total assets	*	590,154	(9,554)		(12,801)		567,799

*
less than $1,000

GRIN-151

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF FINANCIAL POSITION

As at December 31, 2016

$'000	Grindrod Shipping Holdings Pte. Ltd.	Historical combined GSPL and GSSA	Adjustments for disposal of OACL		Adjustments for disposal of Unicorn Bunker		Pro Forma
LIABILITIES AND EQUITY
Current liabilities
Bank loans	—	34,137	—		—		34,137
Trade and other payables	—	38,398	(8,043)	(4)	(2,409)	(8)	27,946
Provisions	—	8,697	—		—		8,697
Due to related parties	—	18,882	—		(2,374)	(8)	16,508
Loans from related companies	—	37,253	—		—		37,253
Derivative financial instruments	—	450	—		—		450
Bank Overdraft	—	—	—		2,374	(8)	2,374
Income tax payable	—	3,842	—		—		3,842

Total current liabilities	—	141,659	(8,043)		(2,409)		131,207

Non-current liabilities
Bank loans	—	78,408	—		(7,134)	(8)	71,274
Deferred tax	—	3,714	—		(3,013)	(8)	701
Retirement benefit obligations	—	2,065	—		—		2,065
Trade and other payables	—	1,213	—		—		1,213

Total non-current liabilities	—	85,400	—		(10,147)		75,253

Capital and reserves
Share capital and premium	*	459,101	—		—		459,101
Share option reserve	—	(460)	—		—		(460)
Hedging reserve	—	(225)	—		—		(225)
Translation reserve	—	1,541	—		(1,098)	(8)	443
Non Distributable reserve	—	(20,226)	(1,300)	(3)	3,291	(8)	(18,235)
Accumulated losses	—	(76,636)	40	(2)	(260)	(8)	(79,285)
			—		(245)	(7)
			(251)	(5)	(1,933)	(9)

Total equity	*	363,095	(1,511)		(245)		361,339

Total equity and liabilities	*	590,154	(9,554)		(12,801)		567,799

*
less than $1,000

GRIN-152

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
For the year ended December 31, 2016

Basis of presentation

1)
Our unaudited pro forma condensed financial information has been prepared to reflect adjustments to our historical annual combined financial statements that are (1) directly attributable to the Pro Forma Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed statement of profit or loss, expected to have a continuing impact on our results of operations.

Adjustments for disposal of OACL

2)
OACL was set up as a division within GSSA in 2014. Effective as of January 1, 2018, GSSA sold the OACL business to Grindrod (South Africa) Proprietary Limited for a cash consideration of $19.9 million. As such, the business will not form part of the results following the disposal. The results of this division are included in the historical annual combined financial statements of GSPL and GSSA. In this entry, the historical operating results of OACL for the financial year 2016 has been removed.

3)
OACL will be sold for $19.9 million. The net assets of $21.2 million have been removed as at December 31, 2016 being the assumed disposal date and the differences of $1.3 million has been taken to non-distributed reserve. Net cash amount of $15.7 million relates to proceeds paid to the GSSA of $19.9 million less the cash balance of $4.2 million in OACL.

4)
The business will not form part of the results following the disposal. The results of this division are included in the historical annual combined financial statements to GSPL and GSSA. In this entry, the financial position of the division as of December 31, 2016 have been removed.

5)
We expect to incur capital gain tax of $0.3 million computed based on the South African Capital Gain Tax rate of 80% of 28% (calculated as 22.4%) of $1.1 million being taxable profit generated from the sale (assumed to be on December 31, 2016) for purpose of this pro forma.

Adjustments for disposal of Unicorn Bunker

6)
Effective as of January 1, 2018, GSSA sold the Unicorn Bunker business to Grindrod (South Africa) Proprietary Limited for a cash consideration of $8.5 million. As such, the business will not form part of the results following the disposal. The results of the Unicorn Bunker business are included in the historical annual combined financial statements of GSPL and GSSA. In this entry, the operating results of Unicorn Bunker business for the financial year 2016 has been removed.

7)
Unicorn Bunker will be sold for $8.5 million. The net assets of $8.7 million have been removed as at December 31, 2016 being assumed disposal date and loss of $0.2 million has been taken to retained earnings.

8)
The business will not form part of the results following the disposal. The results of this subsidiary are included in our historical annual financial statements. In this entry, the financial position of the subsidiary as of December 31, 2016 has been removed.

9)
We expect to incur capital gain tax of $1.9 million computed based on the South African Corporate Gain Tax rate of 80% of 28% (calculated as 22.4%) of $8.6 million being taxable profit generated from the sale (assumed to be on December 31, 2016) for purpose of this pro forma.

GRIN-153

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

ITEM 19.    EXHIBITS

The following instruments and documents are included as Exhibits to this registration statement.

No.		Exhibit
1.1	*	Memorandum of Incorporation of Grindrod Shipping Holdings Ltd.
2.1	*	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd
2.2	*	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd.
2.3	*	Implementation Agreement between Grindrod Shipping Holdings Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd.
4.1	*	Transitional Services Agreement between Grindrod Shipping Holdings Ltd. and Grindrod Limited
4.2	*	2017 Forfeitable share plan
4.3	*	Joint Venture Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L. and Regiment Capital Ltd
4.4	*	Joint Venture Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd
4.5	*	$50.0 million Loan Agreement, dated August 26, 2010, between Grindrod Shipping Pte. Ltd. and Standard Chartered Bank (Singapore Branch)
4.6	*
$123.0 million Loan Agreement, dated July 7, 2011, between Grindrod Shipping Pte. Ltd., Credit Agricole Corporate and Investment Bank, Standard Chartered Bank, Singapore Branch, DVB Group Merchant Bank (Asia) Limited and BNP Paribas, Singapore Branch
4.7	*
$21.0 million Facility Agreement, dated March 30, 2017, between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank
4.8	*	$27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC and DVB Bank SE Singapore Branch
8.1	*	List of subsidiaries of the registrant
15.1	*	Consent of Deloitte & Touche
99.1	*	Shareholder Circular of Grindrod Limited, preliminary and subject to completion, dated , 2018, submitted to the JSE

*
To be filed by amendment.

GRIN-154

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRINDROD SHIPPING HOLDINGS PTE. LTD.
Name Title: Date:

GRIN-155

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRIN-156

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRINDROD SHIPPING HOLDINGS PTE. LTD.

We have audited the accompanying statement of financial position of Grindrod Shipping Holdings Pte. Ltd. (the "Company") as of 2 November 2017, the incorporation date of the Company. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of the Company as of 2 November 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Singapore

9 January 2018

GRIN-157

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.

STATEMENT OF FINANCIAL POSITION

As at of November 2, 2017

Amount in US$

Assets:
Current Assets
Other receivables	$1

Total Assets	1

Equity:
Share Capital and Reserves
Share Capital	$1

Total Equity	1

See accompanying notes to financial statement.

GRIN-158

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING HOLDINGS PTE. LTD.

NOTES TO THE FINANCIAL STATEMENT

1 GENERAL

Organisation and principal activities

In anticipation of an initial listing in the United States, Grindrod Shipping Holdings Pte. Ltd. was incorporated under the laws of the Republic of Singapore on 2 November 2017 as the holding company for the shipping business to be spun off by Grindrod Limited. The Company has no operations.

2 SHARE CAPITAL

As of the incorporation date, 2 November 2017, the total issued share capital of the Company is US$1 consisting of 1 ordinary share. The share is fully paid, which has no par value, carries one vote per share and a right to dividends as and when declared by the Company.

GRIN-159

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

We have audited the accompanying combined statements of financial position of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty Ltd (the "Group") as of 31 December 2016 and 2015, and the related combined statements of profit or loss and other comprehensive income, combined statements of changes in equity and combined statements of cash flows for each of the two years in the period ended 31 December 2016. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Group as of 31 December 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche LLP

Singapore

9 January 2018

GRIN-160

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

COMBINED STATEMENTS OF FINANCIAL POSITION

As at 31 December 2016

	Notes	31 December 2016	31 December 2015
		US$'000	US$'000
ASSETS
Current assets
Cash and bank balances	6	67,711	75,485
Trade receivables	7	18,844	25,854
Other receivables and prepayments	8	22,524	21,661
Due from related parties	9	39,582	10,167
Loans to joint ventures	10	15	2,639
Derivative financial instruments	11	225	300
Inventories	12	11,617	8,463
Current tax asset		305	—

Total current assets		160,823	144,569

Non-current assets
Other receivables and prepayments	8	168	—
Loans to joint ventures	10	35,315	31,920
Ships, property, plant and equipment	13	303,897	319,425
Interest in joint ventures	15	66,575	61,145
Intangible assets	16	6,590	6,028
Goodwill	17	16,022	14,435
Deferred tax assets	40	764	1,209

Total non-current assets		429,331	434,162

Total assets		590,154	578,731

LIABILITIES AND EQUITY
Current liabilities
Bank loans	18	34,137	93,560
Trade and other payables	19	38,398	40,918
Provision for onerous contract	20	8,697	4,876
Due to related parties	21	18,882	20,897
Loans from related parties	22	37,253	—
Derivative financial instruments	11	450	2,964
Bank overdrafts	6	—	323
Income tax payable		3,842	2,829

Total current liabilities		141,659	166,367

Non-current liabilities
Bank loans	18	78,408	8,112
Deferred tax liabilities	40	3,714	2,510
Retirement benefit obligation	41	2,065	1,972
Trade and other payables	19	1,213	687

Total non-current liabilities		85,400	13,281

Capital and reserves
Share capital and premium	23	459,101	459,101
Share option reserve	24	(460)	(284)
Hedging reserve	25	(225)	(2,642)
Translation reserve	25	1,541	(3,600)
Non-distributable reserve	25	(20,226)	(20,565)
Accumulated losses		(76,636)	(32,927)

Equity attributable to parent company		363,095	399,083

Total equity and liabilities		590,154	578,731

See accompanying notes to financial statements.

GRIN-161

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December 2016

	Notes	2016	2015
		US$'000	US$'000
Revenue	26	371,532	434,439
Cost of sales	27	(365,735)	(407,577)

Gross profit		5,797	26,862
Other operating income	29	5,687	6,142
Administrative expenses		(30,140)	(27,670)
Share of losses of joint ventures	15	(3,472)	(18,748)
Interest income	30	5,260	3,101
Interest expense	31	(4,899)	(4,448)
Other operating expenses	32	(18,093)	(71,829)

Loss before taxation	33	(39,860)	(86,590)
Income tax expense	34	(3,849)	(3,764)

Loss for the year		(43,709)	(90,354)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		339	31

Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		5,141	(8,905)
Cash flow hedges		2,417	4,122

		7,558	(4,783)
Other comprehensive income for the year, net of income tax		7,897	(4,752)

Total comprehensive loss for the year		(35,812)	(95,106)

See accompanying notes to financial statements.

GRIN-162

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2016

	Share capital	Share premium	Share option reserve	Hedging reserve	Translation reserve	Non- distributable reserve	Accumulated (losses) profits	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2015	417,599	19,905	(450)	(6,764)	5,305	(20,596)	61,562	476,561
Loss for the year	—	—	—	—	—	—	(90,354)	(90,354)
Other comprehensive income (loss) for the year, net of income tax	—	—	—	4,122	(8,905)	31	—	(4,752)

Total comprehensive loss for the year	—	—	—	4,122	(8,905)	31	(90,354)	(95,106)

Issue of ordinary shares (Note 23)	*	21,597	—	—	—	—	—	21,597
Recognition of share-based payments (Note 24)	—	—	166	—	—	—	—	166
Dividends (Note 35)	—	—	—	—	—	—	(4,135)	(4,135)

Balance at 31 December 2015	417,599	41,502	(284)	(2,642)	(3,600)	(20,565)	(32,927)	399,083

Loss for the year	—	—	—	—	—	—	(43,709)	(43,709)
Other comprehensive income for the year, net of income tax	—	—	—	2,417	5,141	339	—	7,897

Total comprehensive loss for the year	—	—	—	2,417	5,141	339	(43,709)	(35,812)

Recognition of share-based payments (Note 24)	—	—	(176)	—	—	—	—	(176)

Balance at 31 December 2016	417,599	41,502	(460)	(225)	1,541	(20,226)	(76,636)	363,095

*
Amount is less than US$1,000.

See accompanying notes to financial statements.

GRIN-163

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

COMBINED STATEMENTS OF CASH FLOWS

Year ended 31 December 2016

	2016	2015
	US$'000	US$'000
Operating activities
Loss before tax	(39,860)	(86,590)
Adjustments for:
Share of losses of joint ventures	3,472	18,748
Loss (gain) on disposal of ships, property, plant and equipment	1,078	(116)
Depreciation of ships, property, plant and equipment and amortisation	21,551	27,729
Impairment loss recognised on ships	12,625	67,800
(Reversal of) allowance for doubtful debts	(3)	149
Provision for onerous contracts	3,821	3,353
(Reversal of) expense recognised in respect of equity-settled share-based payments	(176)	166
Net (gain) loss on derivatives financial instruments	(22)	22
Net foreign exchange (gain) loss	(965)	630
Interest expense	4,899	4,448
Interest income	(5,259)	(3,101)
Components of defined benefit costs recognised in profit or loss	170	62

Operating cash flows before movements in working capital	1,331	33,300
Inventories	(3,002)	5,501
Capital expenditure on ships (Note A)	(28,836)	(9,745)
Proceeds from disposal of ships	12,275	12,858
Trade receivables, other receivables and prepayments	9,281	43,496
Trade and other payables	(5,000)	(17,851)
Due from related parties	(16,377)	(628)
Due to related parties (Note A)	11,983	42,798

Net cash (used in) generated from operations	(18,345)	109,729
Interest paid	(3,986)	(4,537)
Interest received	2,806	9,493
Income tax paid	(1,732)	(26)

Net cash flows (used in) / generated from operating activities	(21,257)	114,659

Investing activities
Advances to immediate holding company and related parties	(24,463)	(34,058)
Repayment from immediate holding company and related parties	—	1,109
Purchase of plant and equipment	(719)	(2,369)
Purchase of intangible assets	—	(59)
Proceeds from disposal of plant and equipment	50	35
Repayment of loans by joint ventures	—	500
Dividends received from joint ventures	3,320	11,731
Investment in joint ventures	(13,735)	(20,240)
Net cash outflow on acquisition of assets (Note 39.1)	—	(12,250)
Loan to third party	(158)	—

Net cash used in investing activities	(35,705)	(55,601)

Financing activities
Long-term interest bearing debt raised	39,512	10,000
Payment of capital portion of long term interest-bearing debt	(28,665)	(35,933)
Loans from related parties	37,000	—
Restricted cash	(109)	(3,201)
Dividends paid	—	(4,135)

Net cash flows generated from / (used in) financing activities	47,738	(33,269)

Net (decrease) / increase in cash and cash equivalents	(9,224)	25,789
Cash and cash equivalents at the beginning of the year	70,030	48,270
Effect of exchange rate changes on the balance of cash held in foreign currencies	1,664	(4,029)

Cash and cash equivalents at the end of the year (Note 6)	62,470	70,030

Note A:

In 2015, the price adjustment to the dry-dock expenditure of US$65,000, which will be received on behalf by a related party, remains unpaid at the end of the reporting period.

See accompanying notes to financial statements

GRIN-164

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS

31 December 2016

1 GENERAL

General information

The board of directors of Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent, has approved the demerger of its shipping business, which we refer to as the Spin-Off. It is expected that Grindrod Limited will sell all of the shares it holds in Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping Holdings Pte. Ltd., or Grindrod Shipping. Grindrod Shipping is a newly formed entity incorporated on 2 November 2017 in accordance with the laws of the Republic of Singapore, created to hold Grindrod Limited's shipping business, in exchange for a market related consideration that will be settled by way of the issuance by Grindrod Shipping of compulsorily convertible notes which will convert to the ordinary shares of Grindrod Shipping.

These combined financial statements represent the combination of Grindrod Shipping Pte. Ltd. and its subsidiaries and Grindrod Shipping (South Africa) Proprietary Limited and its subsidiaries (the "Group"). For all periods presented in these combined financial statements, the Group was under the management of Grindrod Limited and therefore considered to be under common management which forms the basis of the combination. The purpose of the combined financial statements is to provide general purpose historical financial information of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty Ltd for the years ended 31 December 2016 and 2015.

The principal activities of the Group are sales of vessels, ship chartering and operating. Information of the entities within the Group is contained in Note 14.

The combined financial statements of the Group for the financial year ended 31 December 2016 and 2015 were authorised for issue by the Board of Director of Grindrod Limited on 9 January 2018.

2 SIGNIFICANT ACCOUNTING POLICIES

2.1   Statement of compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

2.2   Basis of preparation of historical combined financial information

The combined financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value in use in IAS 36.

GRIN-165

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

  •
  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

The combined financial statements have been prepared on the parent basis and therefore reflect the transferred assets and liabilities at the historical cost of Grindrod Limited, the ultimate parent of the Group before the transfer to Grindrod Shipping Pte. Ltd.

The combined financial statements of the Group have been derived from the financial statements of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Proprietary Limited and their direct and indirect subsidiaries on the following basis:

  •
  the carrying values of the assets and liabilities of the entities to the combination are recorded at the historical carrying amount of those assets and liabilities as recorded by Grindrod Limited and are not adjusted to fair value on combination;

  •
  the results and cash flows of all the combining entities are brought into the combined financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

  •
  the share capital as of 31 December 2015 and 2016 represents the aggregate share capital of Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Proprietary Limited as if they have been combined throughout the period presented.

All intra-group balances, income, expenses and unrealized gains and losses arising from transactions between entities within the Group were eliminated when preparing the combined financial statements. Transactions with Grindrod Limited companies, which do not belong to the Group, have been disclosed as transactions with related parties.

2.3   Application of new and revised International Financial Reporting Standards (IFRSs)

On 1 January 2015, the Group has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2015. The adoption of these new/revised IFRSs has not resulted in significant changes to the Group's accounting policies and has no material effect on the amounts reported for the current or prior periods.

GRIN-166

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4   New and revised International Financial Reporting Standards (IFRSs) in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group were issued but are not yet effective:

IFRS 9	Financial Instruments(2)
IFRS 15	Revenue from Contracts with Customers (and the related Clarifications)(2)
IFRS 16	Leases(3)
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions(2)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(4)
Amendments to IAS 7	Disclosure Initiative(1)
IFRIC 22	Foreign Currency Transactions and Advanced Consideration(2)

(1)
Effective for annual periods beginning on or after 1 January 2017, with early application permitted.

(2)
Effective for annual periods beginning on or after 1 January 2018, with early application permitted.

(3)
Effective for annual periods beginning on or after 1 January 2019, with early application permitted.

(4)
Effective for annual periods beginning on or after a date to be determined.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

  •
  All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies) in other comprehensive income, with only dividend income generally recognised in profit or loss.

  With regard to the measurement of financial liabilities as at fair value through profit or loss, IFRS 9 requires that the amount of change in fair value of such financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the

GRIN-167

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

  recognition of the effects of changes in other comprehensive income would create or enlarge an accounting mismatch to profit or loss. Changes in fair value attributable to the financial liability's credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

  •
  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

  •
  The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

Management anticipates that the application of IFRS 9 will result in changes to the accounting policies relating to the impairment provision of financial assets and liabilities. Management will consider whether a lifetime/permanent or 12-month expected credit losses on financial assets and liabilities should be recognised, which is dependent on whether there has been a significant increase in the credit risk of the assets and liabilities from initial recognition to the date of initial application of IFRS 9. Additional disclosures will also be made.

It is currently impracticable to disclose any further information on the known or reasonable estimable impact to the financial statements in the period of initial application as management has yet to complete its detailed assessment. Management does not plan to early adopt IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

  •
  Step 1: Identify the contract(s) with a customer.

  •
  Step 2: Identify the performance obligations in the contract.

  •
  Step 3: Determine the transaction price.

  •
  Step 4: Allocate the transaction price to the performance obligations in the contract.

  •
  Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when "control" of the goods or services underlying the particular performance obligation is transferred to the customer.

GRIN-168

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

In April 2016, the IASB issued Clarifications to IFRS 15 in relation to the identification of performance obligations, principal versus agent considerations as well as licensing application guidance.

Management does not expect the adoption of the above IFRS to have a material impact on the financial statements in the period of their initial adoption. However, additional disclosure for trade receivable and revenue may be required including any significant judgement and estimation made. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the management undertakes a detailed review. Management does not plan to early adopt IFRS 15.

IFRS 16 Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related interpretations when it becomes effective.

IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognised for all leases by lessees (i.e. all on balance sheet) except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under IAS 17 are presented as operating cash flows; whereas under the IFRS 16 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

Furthermore, extensive disclosures are required by IFRS 16.

Management anticipates that the application of IFRS 16 in the future may have a material impact on amounts reported in respect of its financial assets and financial liabilities as there are a significant number of leases in its operations. Assets will increase on the recognition of "right of use" of an underlying asset and liabilities will increase for the obligation to make lease payments. The profit and loss will be affected by an increase in depreciation of the asset and additional interest expenses although lease expenses will reduce. IFRS 16 will become effective for the Group in 2019 and management will be assessing the financial impact early in 2018. Currently, it is not possible to provide a reasonable estimate of the effect of IFRS 16 until the management have completed a detailed review. Management does not plan to early adopt IFRS 16.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The amendments provide requirements on the accounting for:

  •
  effects of vesting and non-vesting conditions on measurement of cash-settled share-based payments;

  •
  share-based payment transactions with a net settlement feature for withholding tax obligations; and

GRIN-169

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  modification to terms and conditions of a share-based payment that changes the classification of transaction from cash-settled to equity-settled.

Management does not anticipate that the application of the amendments in the future will have a significant impact on the combined financial statements as the Group does not have any cash-settle share-based payment arrangements or any withholding tax arrangements with tax authorities in relation to share-based payments. Management does not plan to early adopt the amendments to IFRS 2.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent's profit or loss only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. Management anticipates that the application of these amendments may have an impact on the Group's combined financial statements in future periods should such transactions arise. Management does not plan to early adopt the amendments to IFRS 10 and IAS 28.

Amendments to IAS 7 Disclosure Initiative

The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments apply prospectively for annual periods beginning on or after 1 January 2017 with earlier application permitted. Management does not expect any significant impact from applying the new amendment. Management does not plan to early adopt the amendments to IAS 7.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

IFRIS 22 addresses how to determine the 'date of transaction' for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

The Interpretation is effective for annual periods beginning on or after 1 January 2018 with earlier application permitted. Entities can apply the Interpretation either retrospectively or prospectively. Specific transition provisions apply to prospective application.

Management do not anticipate that the application of the amendments in the future will have an impact on the Group's combined financial statements. This is because the Group already accounts for transactions involving the payment or receipt of advance consideration in a foreign currency in a way that is consistent with the amendments. Management does not plan to early adopt IFRIC 22.

GRIN-170

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5   Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below). The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustment depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments: Recognition and Measurement, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group's previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the IFRS are recognised at their fair value at the acquisition date, except that:

  •
  deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

  •
  liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in IFRS 2 Share-based Payment at the acquisition date; and

  •
  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured with accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subjected to a maximum of one year from acquisition date.

2.6   Financial Instruments

Financial assets and financial liabilities are recognised on the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

GRIN-171

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or where appropriate, a shorter period.

Income and expense is recognised on an effective interest basis for debt instruments other than those financial instruments "at fair value through profit or loss".

Financial assets

Financial assets are classified as either financial assets "at fair value through profit or loss" or "loans and receivables".

Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

  •
  It has been acquired principally for the purpose of selling in the near future; or

  •
  On initial recognition, it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

  •
  It is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

  •
  Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

  •
  The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

  •
  It forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the 'other operating income' or 'other operating expenses' lines in the statement of profit or loss and other comprehensive income. Fair value is determined in the manner described in Note 4.

Loans and receivables

Trade and other receivables (including trade and other receivables, loans to joint ventures, amounts due from related parties and cash and cash equivalents) that have fixed or determinable payments that are not quoted in an active market are classified as "loans and receivables". Loans and receivables are measured at amortised cost using the effective interest method less impairment. Interest is recognised by applying the effective interest method, except for short-term receivables when the effect of discounting is immaterial.

GRIN-172

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

  •
  Significant financial difficulty of the issuer or counterparty; or

  •
  Default or delinquency in interest or principal payments; or

  •
  It becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of receivables where the carrying amount is reduced through the use of an allowance account. When a receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

GRIN-173

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial liabilities and equity instruments

Classification as debt or equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue cost.

Financial liabilities

Financial liabilities are classified as either financial liabilities "at fair value through profit or loss" or "other financial liabilities".

Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

  •
  It has been incurred principally for the purpose of repurchasing in the near future; or

  •
  It is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

  •
  It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

  •
  Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

  •
  On initial recognition, the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

  •
  It forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are initially measured at fair value and subsequently stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the 'other operating income' or 'other operating expenses' lines in the statement or profit or loss and other comprehensive income. Fair value is determined in the manner described in Note 4.

Other financial liabilities

Trade and other payables (including amounts due to related parties and loans from related parties) are initially measured at fair value, net of transaction costs, and are subsequently measured at amortised cost, using the effective interest method, with interest expense recognised on an effective yield basis, except for short-term payables when the effect of discounting is immaterial.

GRIN-174

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Interest expense calculated using the effective interest method is recognised over the term of borrowings in accordance with the Group's accounting policy for borrowing costs (see Note 2.17).

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire.

Derivative financial instruments and hedge accounting

The Group enters into freight forward agreements and bunker swaps to manage its exposure to freight rate and bunker prices respectively. Further details of derivative financial instruments are disclosed in Note 11.

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates the derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instruments is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Hedge accounting

The Group designates hedges of freight rate risk and bunker prices as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 11 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of other comprehensive income ("OCI").

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in OCI. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other operating expense or other operating income.

Amounts recognised in OCI and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the statement of profit or loss and other comprehensive income as the recognised hedged item. However, when the forecast transaction that is hedged, results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and when the forecast transaction is ultimately recognised in profit or loss, such gains and losses are recognised in profit or loss, or transferred

GRIN-175

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

from equity and included in the initial measurement of the cost of the asset or liability as described above. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was accumulated in equity is recognised immediately in profit or loss.

2.7   Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Group has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. A right to set-off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

2.8   Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services. Inventories which include bunkers on board ships and other consumable stores are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Cost is determined on a first-in first-out basis. Spares on board ships are charged against income when issued to the ships.

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales.

2.9   Ships, Property, Plant and Equipment

Ships, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets other than property and ships under construction over their estimated useful lives, using the straight-line method, on the following bases:

Office equipment and furniture and fittings	-	3 years
Plant and equipment	-	3 to 5 years
Motor vehicles	-	5 years
Ships	-	15 years
Dry-docking	-	2.5 years

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Ships and properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation of these assets, on the same bases as other assets, commences when the assets are available for use.

GRIN-176

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

Ships are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred during the period. The market average useful life of a ship is estimated to range from 25 to 30 years at which point it would usually be scrapped. The Group policy is to maintain a young fleet compared to the market average and estimates useful life as 15 years from date of delivery for new ships. Ships are depreciated on a straight-line basis to an estimated residual value over their useful life.

From time to time, the Group's ships are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the ships are in operation are generally performed. The Group capitalises the costs associated with dry-docking as they occur and amortises these costs on a straight-line basis over 2.5 years, which is generally the period until the next scheduled dry-docking. A portion of the cost of acquiring a new ship is estimated and allocated to the components expected to be replaced or refurbished at the next scheduled dry-docking. If the ship is disposed before the next dry-docking, the carrying amount of dry-docking expenses is included in determining the gain or loss on disposal of the ship and taken to the profit or loss. If the period to the next dry-docking is shorter than expected, the unamortised balance of the deferred dry-docking cost is charged immediately as an expense before the next dry-docking.

Fully depreciated ships, property, plant and equipment still in use are retained in the financial statements.

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales.

2.10 Intangible Assets

Intangible assets are stated at cost less any impairment in net recoverable value that has been recognised in profit or loss.

Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses. Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are not amortised. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, such events are tested for impairment in accordance with the policy below.

2.11 Impairment of Tangible and Intangible Assets Excluding Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset for which the estimates of future cash flows have not been adjusted.

GRIN-177

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is indication that the asset may be impaired.

2.12 Goodwill

Goodwill arising in a business combination is recognised as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest (if any) in the entity over net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or the relevant cash generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.13 Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which

GRIN-178

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the year in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

2.14 Interests in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of joint ventures are incorporated in these combined financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in a joint venture is initially recognised in the combined statement of financial position at cost and adjusted thereafter to recognise the Group's share of the profit or loss and other comprehensive income of the joint venture. When the Group's share of losses of a joint venture exceeds the Group's interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group's net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group's share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group's investment in a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 Impairment of Assets to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The difference between the carrying amount of the joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the joint venture is included in the determination of the gain or loss on disposal of the joint venture. In addition, the Group accounts for all amounts previously recognised in OCI in relation to that joint venture on the same basis as would be required if that joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in OCI by that joint venture would be reclassified to profit or loss on the

GRIN-179

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when the investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss, the proportion of the gain or loss that had previously been recognised in OCI relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognised in the Group's combined financial statements only to the extent of interests in the joint venture that are not related to the Group.

2.15 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

2.16 Revenue Recognition

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Included in revenue are freight, charter hire, sale of ships, bunker and consumables related to the ship sales and management fee income.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Charter hire is recognised on a daily accrual basis. Freight revenue is recognised on completion of the voyage and for uncompleted voyages at year-end on the percentage of completion basis. Results of uncompleted voyages are included based on the estimated voyage result and the voyage time elapsed. Anticipated losses for contracts arising on uncompleted voyages are provided in full.

Sales of ships, bunkers and consumables are recognised when all the following conditions are satisfied:

  •
  The group has transferred to the buyer the significant risks and rewards of ownership of the goods;

GRIN-180

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  The group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

  •
  The amount of revenue can be measured reliably;

  •
  It is probable that the economic benefits associated with the transaction will flow to the entity; and

  •
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Management fee income is recognised on accrual basis over the period of services rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

2.17 Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.18 Share-Based Payments

Equity-settled share options—Certain employees have been granted equity-settled share options operated by the ultimate holding company. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant and recognised in profit or loss on the straight-line basis over the vesting period, based on the estimated number of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using a binomial pricing model. The financial effects of the share options granted to the employees of the Group are accordingly recharged to the group entities by the ultimate holding company.

Cash-settled share-based payments—Share appreciation rights granted to employees for services rendered or to be rendered are raised as a liability and recognised in profit or loss immediately or, if vesting requirements are applicable, over the vesting period. The liability is remeasured annually until settled and any changes in value are recognised in profit or loss. Fair value is measured using a binomial pricing model.

2.19 Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, and South African defined contribution provident funds, are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period.

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of

GRIN-181

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial position with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognised in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorised as follows:

  •
  service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

  •
  net interest expense or income; and

  •
  remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item 'Administrative expense'. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognised in the combined statement of financial position represents the actual deficit or surplus in the Group's defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognised at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.20 Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

2.21 Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period.

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

GRIN-182

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited outside profit or loss (either in other comprehensive income or directly in equity), in which case the tax is also recognised outside profit or loss (either in other comprehensive income or directly in equity, respectively), or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost.

2.22 Foreign Currency Transactions and Translation

The individual financial statements of each group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is either United States dollars or South African rands). The combined financial statements of the Group are presented in United States Dollars.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the end of the reporting period. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the year except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in OCI. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in OCI.

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

For the purpose of presenting combined financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in United States Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a separate component of equity under the header of translation reserve.

GRIN-183

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

2 SIGNIFICANT ACCOUNTING POLICIES (Continued)

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the Group are reclassified to profit or loss.

In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (i.e. of associates or jointly controlled entities not involving a change of accounting basis), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in OCI.

2.23 Cash and Cash Equivalents in the Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

3 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(i)    Critical judgements in applying the Group's accounting policies

The following are the critical judgements, apart from those involving estimations (see below), that management has made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Classification of certain investments as a joint venture

Note 15 describes that Tri-view Shipping Pte Ltd, IM Shipping Pte Ltd, Island Bulk Carriers Pte Ltd and IVS Bulk Pte Ltd as joint ventures of the Group even though the Group has 51%, 51%, 65% and 33.5% of ownership interest and voting rights in these entities respectively. Management has assessed that the interests in these entities would be considered as joint ventures given that the contractual agreement between the parties in undertaking the economic activities of these entities would be subject to joint control. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of all the parties sharing control.

GRIN-184

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

3 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(Continued)

(ii)   Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Provision for onerous contracts

Full provision is made for the present obligations of the unavoidable future losses of fulfilling the terms of onerous ship charter contracts or contracts of affreightment to which the Group is committed.

Management has estimated the provision for onerous contracts based on the present value of the future charter payments that the Group is expected to make under non-cancellable onerous operating charter agreements and contract of affreightment, less charter revenue expected to be earned on the charter. The estimate is very sensitive to changes in the freight rates. Note 20 provide more details on this provision.

Allowance for doubtful trade and other receivables

The allowance for doubtful trade and other receivables is based on the ongoing evaluation of recoverability and ageing analysis of the outstanding receivables and on management's estimate of the ultimate realisation of these receivables, including creditworthiness and the past collection history of each customer. Management is of the view that the carrying amount for trade and other receivables of the Group disclosed in Notes 7 and 8 will be recovered in full. Adjustment will be made in future periods in the event that there is objective evidence of impairment resulting from future loss event.

Recoverability of amounts due from related parties and loans to joint ventures

The recoverability of the amounts due from related parties and loan to joint ventures is based on the ongoing evaluation of recoverability and analysis of the outstanding receivables and on management's estimate of the ultimate realisation of these receivables, including creditworthiness, past collection history and the estimated net asset value of the related parties and joint ventures which approximates their fair value less cost to sell. Based on the assessment, the carrying amounts for the amounts due from related parties and loans to joint ventures will be recovered in full. Adjustment will be made in future periods in the event that there is objective evidence of impairment resulting from future loss event.

The carrying amounts of the amounts due from related parties and loan to joint ventures are disclosed in Notes 9 and 10.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The carrying amount of the goodwill are disclosed in Note 17.

Impairment of interest in joint ventures

The recoverable amount of the investments has been determined based on the estimated net asset value of the joint ventures which approximates their fair value less cost to sell.

The carrying amounts of interest in joint ventures are disclosed in Notes 15.

GRIN-185

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

3 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(Continued)

Percentage of completion of voyages recognised as revenue

The stage of completion of a voyage is determined by calculating the total number of actual days from the loading of the cargo at the commencement of a voyage to the period end, divided by the total estimated number of days from loading to discharging the cargo.

The duration of a voyage depends on the size of the ship being loaded, cargo type and quantity, ship speed as well as delays occasioned by weather or due congestion at load or discharge ports.

Derivative financial instruments

Designation and assessment of hedge effectiveness for forward freight agreements and bunker swaps involves judgement by management. If the hedge described in Note 11 were not considered effective, the fair value changes deferred in hedging reserve would need to be recognised in profit or loss.

Valuations of forward freight agreements (FFAs) and bunker swaps

The FFAs and bunker swaps are valued by comparing the strike price of the instrument against the estimated market spot prices for the period that the instrument has been contracted for. Management makes use of projected market earnings from reliable shipping brokers in order to assess the expected profits or losses from the transaction. Note 11 provides more details.

Ship life, residual value and impairment

In the shipping industry, the use of the 25 to 30 year ship life has become the prevailing standard for the type of ship owned by the Group. However, management depreciates the ships on a straight-line basis after deduction for residual values over the ship's estimated useful life of 15 years, from the date the ship was originally delivered from the shipyard as the Group maintains a young fleet compared to the market average and generally aims to replace ships that are 15 years or older. As a result, ships are depreciated over 15 years to the expected residual market value of a ship of a similar age and specification. Management reassesses the depreciation period of ships that surpass this limit with special consideration of the ships and the purpose for which the ship was retained in the fleet.

Residual values of the ships are reassessed by management at the end of each reporting period based on the current shipping markets, the movement of the markets over the previous five years and the age, specification and condition of the respective ships.

Considerations for useful life of the ships also include maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of ships.

Management also reviews the ships for impairment whenever there is an indication that the carrying amount of the ships may not be recoverable. Management measures the recoverability of an asset by comparing its carrying amount against its recoverable amount. Recoverable amount is the higher of the fair value less cost to sell and value in use. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount.

Value in use is the future cash flows that the ships is expected to generate from charter hire of the ships and the expected running costs thereof over its remaining useful life, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

  1)
  Forecast charter rates are based on existing charter contracts, published time charter rates and a growth rate of 8-35% for the drybulk carrier business (years 1-3), negative growth of 5-9% for the drybulk carrier business for the 4th year, 6-9% for the tanker carrier business (years 1-3) reducing

GRIN-186

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

3 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(Continued)

    by 3% in the 4th year and 0% for both drybulk and tanker carrier businesses for the years 5 onwards.

  2)
  Pre-tax discount rate of 7.55% (2015: 7.55%) is used to discount future cash flows from deployment of the ships to their net present values.

  3)
  Vessel operating expenses and drydock costs are based on management's best estimates.

As at 31 December 2016, a possible change to the following estimate used in management's assessment will result in the recoverable amount to be below the carrying amount of the ship (on the basis that each of the other key assumptions remain unchanged):

Bulk Carriers

  •
  5.80% to 29.38% decrease to the charter rate; or

  •
  4.01% to 37.27% increase to the discount rate.

Chemical Tankers

  •
  2.66% to 53.62% decrease to the charter rate; or

  •
  2.17% to 23.59% increase to the discount rate.

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships (excluding ships classified as inventories held for sale) are appropriate. Accordingly, no further allowance impairment loss is required except for the impairment loss of US$12,625,000 (2015: US$67,800,000) recognised during the financial year recorded in "other operating expenses" (Note 32).

Ships classified as inventories

The Group regularly engaged in trading of ships. When a ship ceased to be rented and a decision is made for the ship to be sold, the ship would be classified as inventories. The proceeds from the sale of such assets shall be recognised as revenue in accordance with FRS 18 Revenue. The corresponding cost shall be accounted for as cost of sales.

The recoverable amounts of ships classified as inventories were determined based on fair value less cost of disposal, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. In valuing the ships, the appraisers have taken into consideration the prevailing market conditions and have made adjustments for differences where necessary before arriving at the most appropriate value for the ships.

As at 31 December 2016 and 2015, there were no ships classified as inventories.

Tax liabilities

The Group acquired a wholly-owned subsidiary, Unicorn Tankers International Ltd ("UTI"), in 2013. UTI and its subsidiary are tax residents in United Kingdom ("UK"). In recent years, the UK tax authorities have revised their interpretations of certain areas of tonnage tax legislation. If certain legislation is interpreted in an alternative manner, additional taxation of up to US$5,657,000 (2015: US$5,657,000) could arise. A tax provision of US$2,400,000 (2015: US$2,400,000) has been provided.

In 2013, there were queries raised by the UK tax authorities on a subsidiary of UTI. At the date of authorisation of these financial statements, the inquiries by the UK tax authorities are still ongoing. Management is of the opinion that UTI and its subsidiary had complied with the tax legislation and does not expect any additional taxation will arise out of the queries raised by the UK tax authorities.

GRIN-187

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

3 CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(Continued)

Deferred tax assets

Deferred tax assets are recognised to the extent that it is probable that taxable income will be available in the future to be utilised against. Three-year business plans are prepared annually and approved by the board of directors of the Group. These plans include estimates and assumptions relating to economic growth, interest rates, inflation and other market-related competitive factors. The profit forecast and cash flows provided by these plans are utilised in the assessment of the recoverability of the deferred tax assets which management would need to exercise judgement in assessing likelihood of the plans been achieved and hence recoverability of the deferred tax assets.

Defined benefit obligations

Defined benefits are provided for certain existing and former employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, discount rates, expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

Judgment is exercised by management, assisted by the external valuer, in adjusting mortality rates to take into account of actual mortality rates within the schemes.

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)    Categories of financial instruments

	2016	2015
	US$'000	US$'000
Financial assets
Derivative instruments in designated hedge accounting relationships	225	300
Loans and receivables (including cash and cash equivalents)	182,719	166,575

	182,944	166,875

Financial liabilities
Derivative instruments in designated hedge accounting relationships	450	2,964
Amortised cost	199,146	153,863

	199,596	156,827

(ii)   Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (foreign currency risk, interest rate risk), credit risk and liquidity risk.

The Group does not hold or issue derivative financial instruments for speculative purpose.

There has been no change to the Group's exposure to these financial risks or the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)   Credit risk management

The Group's primary exposure to credit risk arises through its trade and other receivables. Significant credit risk is mitigated through entering into transactions with credit worthy counterparties and monitoring of the recoverability of the debts on an on-going basis.

Other sources of exposure to credit risk include cash and derivative financial instruments. Cash is placed with reputable banks and derivatives are only entered into with credit worthy counterparties.

GRIN-188

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of the financial year in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the combined statement of financial position.

Sound credit risk management involves prudently managing the risk and reward relationship and controlling and minimising credit risks across a variety of dimensions, such as quality, concentration, maturity and security.

At the end of the reporting period, other than amounts due from related parties and loans to joint ventures, there were no significant concentrations of credit risk in the event of changes in economic, industry or geographical factors.

Further details to credit risks on trade and other receivables, due from related parties and loans to joint ventures are disclosed in Notes 7, 8, 9 and 10 respectively.

(b)   Interest rate risk management

The Group is exposed to interest rate risk through the impact of bank loans and loans granted from/to related parties at variable interest rates. The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group's:

  •
  loss for the year ended 31 December 2016 would increase/decrease by US$634,000 (2015: increase/decrease by US$397,000). This is mainly attributable to the Group's exposure to interest rates on its variable rate bank loans and loans from/to related parties; and

  •
  other equity reserves would decrease/increase by US$Nil (2015: decrease/ increase by US$5,000) mainly as a result of the changes in the fair value of derivative financial instruments.

GRIN-189

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

(c)   Foreign currency exchange risk management

The Group's main operational activities are carried out in United States dollars and South African rands, which is the functional currency of the respective financial statements of each group entity. The risk arising from movements in foreign exchange rates is limited as the Group has minimal transactions in foreign currencies which mainly relates to administrative expenses in Singapore dollars, loans to joint ventures in Japanese yen and amounts due to related companies in South African rands and Great Britain pounds as well as bank balances in South African rands.

The Group has access to a foreign exchange facility which enables it to enter into forward foreign exchange contracts. Management reviews and monitors currency risk exposure and determines whether any hedging is considered necessary.

The objective of the foreign exchange exposure management policy is to ensure that all foreign exchange exposures are identified as early as possible and that the identified exposures are actively managed to reduce risk. All exposures are to reflect the underlying foreign currency commitments arising from trade and/or foreign currency finance. Under no circumstances are speculative positions, not supported by normal trade flows, permitted.

At the end of the reporting period, the significant carrying amounts of monetary assets and monetary liabilities denominated in currencies other than the respective Group entities' functional currencies are as follows:

	Liabilities		Assets
	2016	2015	2016	2015
	US$'000	US$'000	US$'000	US$'000
Singapore dollars	(3)	(2)	91	71
United States dollars	(1,903)	(1,291)	2,183	1,947
South African rands	(12,469)	(28,158)	36,003	29,737
Japanese yen	(5)	—	10,739	10,499

Foreign currency sensitivity

The following table details the sensitivity to a 10% increase and decrease in the relevant foreign currencies against the functional currency of each group entity. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the relevant foreign currency strengthens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2016	2015
	US$'000	US$'000
Singapore dollars	9	7
United States dollars	28	66
South African rands	2,354	158
Japanese yen	1,075	1,050

GRIN-190

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

If the relevant foreign currency weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2016	2015
	US$'000	US$'000
Singapore dollars	(9)	(7)
United States dollars	(28)	(66)
South African rands	(2,354)	(114)
Japanese yen	(1,075)	(1,050)

(d)   Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds. The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. The management may from time to time at their discretion raise or borrow monies for the purposes of the Group as they deem fit.

Non-derivative financial liabilities

The following tables detail the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which is not included in the carrying amount of the financial liability on the statements of financial position.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a.	US$'000	US$'000	US$'000	US$'000	US$'000
Group
2016
Non-interest bearing	—	45,034	67	—	—	45,101
Fixed interest rate instruments	10.50	4,248	—	—	—	4,248
Variable interest rate instruments	3.21	74,243	82,001	1,649	(8,096)	149,797

		123,525	82,068	1,649	(8,096)	199,146

2015
Non-interest bearing	—	51,719	149	—	—	51,888
Variable interest rate instruments	2.69	96,263	8,387	—	(2,655)	101,995

		147,982	8,536	—	(2,655)	153,863

The maximum amount that the Group could be forced to settle under the financial guarantee if the full guaranteed amount is claimed by the counterparty to the guarantee is disclosed in Note 36. The Group considers that it is more than likely that no amount will be payable under the arrangement.

GRIN-191

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

Derivative financial instruments

The following table details the liquidity analysis for derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of reporting period.

	On demand or within 1 year	Within 2 to 5 years	Adjustment	Total
	US$'000	US$'000	US$'000	US$'000
Group
2016
Gross settled:
Forward freight agreements	(450)	—	—	(450)
Bunker swaps	225	—	—	225

	(225)	—	—	(225)

2015
Gross settled:
Forward freight agreements	300	—	—	300
Bunker swaps	(2,964)	—	—	(2,964)

	(2,664)	—	—	(2,664)

(e)   Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group's profitability. Management continually assess shipping markets using their experience and detailed research. Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements. The carrying amount of the derivative financial instruments is disclosed in Note 11.

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.

In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

  •
  loss for the year ended 31 December 2016 would decrease/increase by US$Nil (2015: decrease/increase by US$Nil); and

  •
  hedging reserve would decrease/increase by US$70,000 (2015: increase/decrease by US$282,000).

(f)    Commodity price risk management

The Group uses bunker swaps to manage exposure to commodity price risk where the positions are not naturally economically hedged through the combination of holding inventory, forward sales contracts and forward purchase contracts. Management continually assess commodity price through their experience and detailed research. The carrying amount of the derivative financial instruments is disclosed in Note 11.

GRIN-192

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period.

In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

  •
  loss for the year ended 31 December 2016 would decrease/increase by US$Nil (2015: decrease/increase by US$13,000).

  •
  hedging reserve would decrease/increase by US$280,000 (2015: decrease/increase by US$120,000).

(g)   Fair value measurement of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

Financial instruments measured at fair value on a recurring basis

	2016	2015
	US$'000	US$'000
Financial Assets
Forward freight agreements	—	300
Bunker swaps	225	—

Financial Liabilities
Forward freight agreements	450	—
Bunker swaps	—	2,964

All the financial instruments relate to the forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties. Further details are disclosed in Note 11.

There were no transfers between Level 1 and 2 in the period.

Fair Value of Financial Instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs)

GRIN-193

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

4 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (Continued)

Level 2 and 3 fair values were determined by applying either a combination of, or one of the following valuation techniques:

  •
  market related interest rate yield curves to discount expected future cash flows; and/or

  •
  projected unit method; and/or

  •
  market value, and/or

  •
  the net asset value of the underlying investments; and/or

  •
  a price earnings multiple or a discounted projected income/present value approach

The fair value measurement for income approach valuation is based on significant inputs that are not observable in the market. Key inputs used in the valuation include discount rates and future profit assumptions based on historical performance but adjusted for expected growth. Management reassess the earnings or yield multiples at least annually based on their assessment of the macro- and micro-economic environment.

	Level 1	Level 2	Level 3	Total
	US$'000	US$'000	US$'000	US$'000
2016
Financial assets
Derivative financial instruments	—	225	—	225

Financial liabilities
Derivative financial instruments	—	450	—	450
Financial liabilities designated at fair value through profit or loss	—	2,531	—	2,531

Total	—	2,981	—	2,981

	Level 1	Level 2	Level 3	Total
	US$'000	US$'000	US$'000	US$'000
2015
Financial assets
Derivative financial instruments	—	300	—	300

Financial liabilities
Derivative financial instruments	—	2,964	—	2,964
Financial liabilities designated at fair value through profit or loss	—	2,772	—	2,772

Total	—	5,736	—	5,736

(iii) Capital management policies and objectives

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt to equity balance. The capital structure of the Group consists of debt and equity, which comprises of share capital and reserves.

The Group also reviews the capital structure on a semi-annual basis. As a part of this review, the management considers the cost of capital and the risks associated with each class of capital. The management also ensures that the Group maintains gearing ratios within a set range to comply with the loan covenant imposed by a bank. Disclosure of the breach of loan covenant has been disclosed in Note 18.

The Group's overall strategy remains unchanged from prior year.

GRIN-194

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

5 HOLDING COMPANY AND RELATED PARTIES TRANSACTIONS

The Group is wholly-owned by Grindrod Limited, incorporated in South Africa and listed on the Johannesburg Stock Exchange, which is also the ultimate holding company.

Many of the Group's transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

During the year, group entities entered into the following transactions with related parties:

(i)    Grindrod Limited companies

	2016	2015
	US$'000	US$'000
Freight revenue from related parties	1,017	15
Fuel and port expenses to related parties	(46,477)	(64,311)
Guarantee fees from related parties	486	694
Guarantee fees to related parties	(514)	(805)
Interest expense on loans from related parties	(312)	—
Interest income on amounts due from related parties	909	485
Management fees to related parties	(2,956)	(3,195)
Overhead recovery to related party (included in administrative expenses)	(967)	(5,495)
Sale of fuel to related parties	—	20
Dividend paid to related parties	—	(4,135)
Ship purchase	—	(18,593)
Other expenses to related parties	(2,216)	(2,154)

(ii)   Joint ventures

	2016	2015
	US$'000	US$'000
Interest income	2,728	153
Technical management fee income	1,427	810
Charter hire and other related revenue	3,624	3,840
Charter hire and other related expenses	(33,643)	(21,967)
Receipts on behalf of a joint venture	—	1,387
Payments on behalf of a joint venture	(2)	(550)
Management fee income	350	405

Refer to Note 38 for information on the guarantees provided by the Group for loans within joint venture structures.

(iii) Compensation of key management personnel

The remuneration of directors, who are also the members of key management during the year is presented below.

	2016	2015
	US$'000	US$'000
Short-term benefits	3,511	3,568
Share-based payments	—	343
	3,511	3,911

GRIN-195

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

5 HOLDING COMPANY AND RELATED PARTIES TRANSACTIONS (Continued)

The remuneration of directors is determined by the remuneration committee of Grindrod Limited having regard to the performance of individuals and market trends.

6 CASH AND BANK BALANCES

	2016	2015
	US$'000	US$'000
Cash on hand	551	524
Cash at bank	67,160	74,961

	67,711	75,485
Bank overdrafts	—	(323)
Less: Restricted cash(1)	(5,241)	(5,132)

Cash and cash equivalents in the statements of cash flows	62,470	70,030

(1)
Restricted cash represents cash pledged as security for bank loans (Note 18).

Included in the cash at bank of the Group is an amount of US$5,241,000 (2015: US$5,132,000) pledged to certain banks to secure loans and other banking facilities (Note 18) of the Group.

7 TRADE RECEIVABLES

	2016	2015
	US$'000	US$'000
Trade receivables	15,659	23,419
Less: Allowance for doubtful debts	(5)	(192)

	15,654	23,227
Trade receivables due from the Pools	2,454	2,559
Forward freight agreements	736	68

	18,844	25,854

Trade receivables are classified as loans and receivables, and their carrying value approximates fair value.

The credit period is 1 to 30 days (2015: 1 to 30 days). No interest is charged on the outstanding invoice.

Included in the Group's trade receivable balance are debtors with a carrying amount of US$5,387,000 (2015: US$8,437,000) respectively which are past due at the end of reporting period for which the Group have not provided for, as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group do not hold any collateral over these balances.

Trade receivables are contracted directly with the third parties. The trade receivables due from the pools relate to revenue that will be collect by the pool manager and distributed in accordance with the underlying pool agreements.

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the management believes that there is no further credit allowance required in excess of the allowance for doubtful debts.

GRIN-196

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

7 TRADE RECEIVABLES (Continued)

The table below is an analysis of trade receivables as at 31 December:

	2016	2015
	US$'000	US$'000
Not past due and not impaired(i)	13,457	17,417
Past due but not impaired(ii)	5,387	8,437

	18,844	25,854
Impaired receivables—individually assessed(iii)	5	192
Less: Allowance for impairment	(5)	(192)

Total trade receivables, net	18,844	25,854

(i)
Management believes that trade receivables that are neither past due nor impaired are with creditworthy counterparties.

(ii)
Aging of receivables that are past due but not impaired:

	2016	2015
	US$'000	US$'000
1 day to 30 days	2,101	2,659
31 days to 60 days	1,454	3,549
61 days to 90 days	242	1,512
More than 90 days	1,590	717

	5,387	8,437

The balances relate to receivables from long standing customers with no clear indicators of past credit default experience.

(iii)
These amounts are stated before any deduction for impairment losses.

Movement in the allowance for doubtful debts:

	2016	2015
	US$'000	US$'000
Balance at beginning of the year	192	43
(Reversal) Increase in allowance for doubtful debts	(3)	149
Amounts written off during the year as uncollectible	(184)	—

Balance at end of year	5	192

Allowance for doubtful debts are recognised against trade receivables based on estimated irrecoverable amounts from charter hire income, determined by reference to past default experience.

GRIN-197

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

8 OTHER RECEIVABLES AND PREPAYMENTS

	2016	2015
	US$'000	US$'000
Current:
Deposits	289	296
Prepayments	3,409	2,621
Voyages in progress	13,935	13,240
Other receivables	4,891	5,504

	22,524	21,661

Non-current assets
Other receivables	168	—

	22,692	21,661

9 DUE FROM RELATED PARTIES

	2016	2015
	US$'000	US$'000
Due from related parties (Note 5)
—interest bearing—non-trade	14,395	8,110
Due from joint ventures (Note 5)
—non-interest bearing—non-trade	2,319	2,057
—interest bearing—non-trade	22,868	—

	39,582	10,167

Amounts due from related parties are classified as loans and receivables and their carrying value approximate fair value. They are unsecured and repayable on demand.

Interest is charged on the amounts due from joint ventures of US$22,868,000. The rate of interest being charged is 15.0% per annum.

Interest is charged on amounts due from related parties of US$14,395,000 (2015: US$8,110,000) at 7.98% (2015: 5.95%) per annum.

The Group have not made any allowance as the management is of the view that these receivables are recoverable.

10 LOANS TO JOINT VENTURES

US$13,370,000 (2015: US$13,037,000) of the loans to joint ventures relate to payments made for instalments due for ships under construction in accordance with the terms of ship building contracts. The loans are repayable over a period of 10 to 17 years from date of respective ship delivery. These loans are unsecured and bear interest at rates ranging from 1.03% to 2.61% (2015: 1.13% to 1.42%) per annum during the year. These loans approximate to their fair value as the loan is arranged at floating rates.

US$21,960,000 (2015: US$21,522,000) of loans to joint ventures are unsecured and bear interest at a rate of 2% (2015: Nil%) per annum during the year. The loans are not expected to be repaid within 12 months

GRIN-198

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

10 LOANS TO JOINT VENTURES (Continued)

from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

	2016	2015
	US$'000	US$'000
Loans to joint ventures analysed between:
Assets
Current assets	15	2,639
Non-current assets	35,315	31,920

	35,330	34,559

11 DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps—analysed between:

	2016	2015
	US$'000	US$'000
Assets
Current assets	225	300

Liabilities
Current liabilities	(450)	(2,964)

The Group has entered into a number of forward freight agreements covering certain open positions of its capesize and handysize ships. These are entered into in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure on earnings for the handysize ships trading in a pool on the spot market. At 31 December 2016, there are 4 (2015: 6) outstanding forward freight agreements, maturing as follows:

Settlement period		Strike price	Quantity/ Duration	Notional value	Fair value gain (loss)
		US$		US$'000	US$'000
2016
Derivative instruments in designated hedge accounting relationships:
January 2017 to March 2017	BSI—Ave	5,100	90 days	459	(163)
January 2017 to March 2017	BSI—Ave	5,000	90 days	450	(172)
January 2017 to March 2017	BSI—Ave	7,000	45 days	315	4
January 2017 to March 2017	BHSI—Ave	4,675	90 days	421	(115)

				1,645	(446)

2015
Derivative instruments in designated hedge accounting relationships:
January 2016 to March 2016	BSI—Ave	7,100	30 days	213	57
January 2016 to March 2016	BSI—Ave	6,700	30 days	201	45
January 2016 to June 2016	BSI—Ave	6,100	90 days	549	47
January 2016 to June 2016	BSI—Ave	6,000	90 days	540	38
January 2016 to June 2016	BSI—Ave	6,000	90 days	540	38
January 2016 to June 2016	BSI—Ave	6,000	180 days	1,080	75

				3,123	300

GRIN-199

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

11 DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The Group has entered into a number of bunker swaps, as follows:

Settlement periods		Strike price	Quantity/ Duration	Notional value	Fair value gain (loss)
		US$		US$'000	US$'000
2016
Derivative instruments in designated hedge accounting relationships:
January 2017 to December 2017	Rott 3.5% Brg	278	9,600 MT	2,671	216
July 2017	MOPS 380	253	350 MT	89	5

				2,760	221

2015
Derivative instruments in designated hedge accounting relationships:
February 2016	MOPS 380	188	400 MT	75	(11)
March 2016	MOPS 380	193	400 MT	77	(12)

				152	(23)

Derivative instruments in designated hedge accounting relationships:
January 2016 to August 2016	Rott 3.5% Brg	561	2,400 MT	1,346	(976)
January 2015 to August 2016	MOPS 380	583	12,000 MT	6,996	(1,965)

				8,342	(2,941)

BSI-Ave denotes "Baltic Supramax Index (Average)"

BHSI-Ave denotes "Baltic Handysize Index (Average)"

MOPS 380 denotes "Mean of Platts Singapore 380"

Rott 3.5% Brg denotes "3.5% Fuel Oil Barges FOB Rotterdam"

12 INVENTORIES

	31 Dec 2016	31 Dec 2015
	US$'000	US$'000
Bunkers and other consumables at cost	11,617	8,463
Inventory held for sale	—	—

Ships reclassified from ships, property, plant and equipment as inventories (Note 13)(a)	13,351	12,765
Sale of ships recognised as inventories(a)	(13,351)	(12,765)

	11,617	8,463

Ships reclassified to inventories
Cost	18,403	26,853
Accumulated depreciation	(819)	(4,280)
Impairment	(4,233)	(9,808)

Carrying amount	13,351	12,765

(a)
On 9 February 2015 and 5 August 2016, the Group entered into Memorandums of Agreement with a third party for the sale of ships at purchase consideration of US$12,858,000 and US$12,275,000 respectively. The ships were delivered to the third party on 4 June 2015 and 31 October 2016.

GRIN-200

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

13 SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Plant and equipment under construction	Ships	Dry- docking	Construction in progress	Freehold land and buildings	Leasehold improvements	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Cost:
Balance at 1 January 2015	8,425	4,114	—	492,534	10,549	773	329	275	516,999
Acquired through acquisition of assets and business (Note 39)	122	—	—	—	—	12,250	—	223	12,595
Additions	2,021	553	187	377	5,948	2,948	—	145	12,179
Disposals	—	(180)	—	—	(3,518)	—	—	(3)	(3,701)
Price adjustment	—	—	—	—	(65)	—	—	—	(65)
Reclassification to inventories (Note 12)	—	—	—	(26,588)	(265)	—	—	—	(26,853)
Effect of foreign currency exchange differences	(2,359)	—	(34)	(635)	180	—	(85)	(169)	(3,102)

Balance at 31 December 2015	8,209	4,487	153	465,688	12,829	15,971	244	471	508,052
Additions	574	25	60	—	3,818	24,993	—	85	29,555
Disposals	(163)	(689)	—	—	(1,858)	—	—	—	(2,710)
Transfer	—	2,600	—	37,250	341	(40,191)	—	—	—
Reclassification to inventories (Note 12)	—	—	—	(17,918)	(485)	—	—	—	(18,403)
Effect of foreign currency exchange differences	1,056	—	26	984	316	—	34	97	2,513

Balance at 31 December 2016	9,676	6,423	239	486,004	14,961	773	278	653	519,007

Accumulated depreciation:
Balance at 1 January 2015	6,940	3,046	—	82,597	4,426	—	—	78	97,087
Depreciation	523	640	—	21,341	4,055	—	—	43	26,602
Disposals	13	(180)	—	—	(3,518)	—	—	(1)	(3,686)
Reclassification to inventories (Note 13)	—	—	—	(4,242)	(38)	—	—	—	(4,280)
Effect of foreign currency exchange differences	(1,707)	—	—	2	172	—	—	(60)	(1,593)

Balance at 31 December 2015	5,769	3,506	—	99,698	5,097	—	—	60	114,130
Depreciation	599	1,026	—	14,746	4,035	—	—	88	20,494
Disposals	(119)	(680)	—	—	(1,858)	—	—	10	(2,647)
Reclassification to inventories (Note 13)	—	—	—	(819)	—	—	—	—	(819)
Effect of foreign currency exchange differences	736	—	—	7	279	—	—	41	1,063

Balance at 31 December 2016	6,985	3,852	—	113,632	7,553	—	—	199	132,221

Impairment:
Balance at 1 January 2015	—	—	—	16,195	—	310	—	—	16,505
Impairment losses recognised in profit or loss	—	—	—	67,800	—	—	—	—	67,800
Reclassification to inventories (Note 12)	—	—	—	(9,808)	—	—	—	—	(9,808)

Balance at 31 December 2015	—	—	—	74,187	—	310	—	—	74,497
Impairment losses recognised in profit or loss	—	—	—	12,625	—	—	—	—	12,625
Reclassification to inventories (Note 12)	—	—	—	(4,233)	—	—	—	—	(4,233)

Balance at 31 December 2016	—	—	—	82,579	—	310	—	—	82,889

Carrying Amount:
At 31 December 2016	2,691	2,571	239	289,793	7,408	463	278	454	303,897

At 31 December 2015	2,440	981	153	291,803	7,732	15,661	244	411	319,425

In 2015, there was a price adjustment of US$65,000 to the dry-dock expenditure incurred in 2014. Price adjustment arose from the difference in the estimated drydock expenditure in 2014 and finalization of the drydock expenditure from the shipyard in 2015.

Certain ships are pledged to secure bank borrowings as disclosed in Note 18.

GRIN-201

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

14 SUBSIDIARIES

Details of the Group's subsidiaries at the end of the reporting period are as follows:

			Proportion of ownership interest and voting power held by the Group
		Country of incorporation
Name of subsidiary	Principal activity		2016	2015
			%	%
Unicorn Bunker Services Proprietary Limited	Bunker owning and operating	South Africa	100%	100%
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
Unicorn Calulo Shipping Services Proprietary Limited	Ship operating	South Africa	100%	100%
IVS Bulk Owning Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk Carriers Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 430 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 462 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 475 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 512 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 603 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Unicorn Atlantic Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Baltic Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Ionia Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte Ltd	Ship Owning and Operating	Singapore	100%	100%

GRIN-202

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

14 SUBSIDIARIES (Continued)

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			%	%
Unicorn Ross Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Nyathi Limited	Ship Owning and Operating	Isle of Man	100%	100%
Unicorn Caspian Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Marmara Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Scotia Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Malacca Pte Ltd	Ship Owning and Operating	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC (formerly known as York Maritime Holdings, V, LLC) ^	Ship Owning and Operating	Marshall Islands	100%	100%

*
Amount is less than US$1,000

^
Acquired from third party on 6 August 2015. See Note 38 for details of transaction.

GRIN-203

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES

Details of the joint ventures are as follows:

			Proportion of ownership interest and voting power held by the Group
					Cost of investment in joint ventures
		Country of incorporation
Name of joint venture	Principal activity		2016	2015	2016	2015
					US$'000	US$'000
Handyventure Singapore Pte Ltd(a)	Ship owning and operating	Singapore	—	50.0%	—	—
Tri-View Shipping Pte Ltd(c)	Ship owning and operating	Singapore	51.0%	51.0%	132	132
IM Shipping Pte Ltd(c)	Ship owning and operating	Singapore	51.0%	51.0%	25	25
Island Bulk Carriers Pte Ltd(c)	Ship owning and operating	Singapore	65.0%	65.0%	*	*
IVS Bulk Pte Ltd(b)(c)	Ship owning and operating	Singapore	33.5%	33.5%	66,440	52,705
Petrochemical Shipping Limited	Ship owning and operating	Isle of Man	50.0%	50%	13,902	13,902
Leopard Tankers Pte Ltd	Ship owning and operating	Singapore	50.0%	50%	*	*

					80,499	66,764

*
Amount is less than US$1,000.

(a)
In 2015, Handyventure Singapore Pte Ltd was liquidated and the Group's investment in the joint venture of US$500,000 was returned to the Group.

(b)
In 2016, the Group injected additional share capital of US$13,735,000 (2015: US$20,240,000) in its joint venture, IVS Bulk Pte Ltd. The company's interest in IVS Bulk Pte Ltd remains at 33.5%.

(c)
The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.

The above joint ventures are accounted for using the equity method in these combined financial statements.

In 2016, the total share of joint venture companies' loss after taxation amounts to US$3,472,000 (2015: US$18,748,000).

Summarised financial information in respect of the Group's joint ventures are set out below. The summarised financial information below represents amounts shown in the joint venture's financial statements prepared in accordance with IFRSs, adjusted by the Group for equity accounting purposes.

Tri-View Shipping Pte Ltd

	2016	2015
	US$'000	US$'000
Current assets	4,086	5,079
Non-current assets	14,812	15,964
Current liabilities	(1,381)	(12,345)
Non-current liabilities	(9,245)	—

GRIN-204

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES (Continued)

The above amounts of assets and liabilities include the following:

	2016	2015
	US$'000	US$'000
Cash and cash equivalents	3,932	4,954
Current financial liabilities (excluding trade and other payable and provisions)	(1,298)	(12,021)
Non-current financial liabilities (excluding trade and other payables and provisions)	(9,245)	—

Revenue	2,772	3,065
Gross loss	(195)	(357)
Loss for the year, representing total comprehensive loss for the year from continuing operations	(426)	(5,096)

The above loss for the year include the following:

Depreciation and amortisation	(1,152)	(1,510)
Impairment loss	—	(4,885)
Interest expense	(208)	(161)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

Net assets of the joint venture	8,272	8,698
Proportion of the Group's ownership interest in the joint venture	51%	51%
Other adjustments	(283)	(303)

Carrying amount of the Group's interest in the joint venture	3,936	4,133

	2016	2015
	US$'000	US$'000
IM Shipping Pte Ltd
Current assets	1,550	1,895
Non-current assets	39,080	48,798
Current liabilities	(3,410)	(3,392)
Non-current liabilities	(33,666)	(35,659)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	1,295	1,335
Current financial liabilities (excluding trade and other payables and provisions)	(3,147)	(3,145)
Non-current financial liabilities (excluding trade and other payables and provisions)	(33,666)	(35,659)

Revenue	6,429	7,433
Gross (loss) profit	(364)	335
Loss for the year, representing total comprehensive loss for the year from continuing operations	(8,088)	(5,647)

The above loss for the year include the following:
Depreciation and amortisation	3,096	(3,532)
Impairment loss	(7,050)	(5,782)
Interest expense	(308)	(392)

GRIN-205

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES (Continued)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

	2016	2015
	US$'000	US$'000
Net assets of the joint venture	3,554	11,642
Proportion of the Group's ownership interest in the joint venture	51%	51%
Other adjustments	(4,485)	(8,891)

Carrying amount of the Group's interest in the joint venture	(2,672)	(2,954)

	2016	2015
	US$'000	US$'000
Island Bulk Carriers Pte Ltd
Current assets	2,042	3,460
Current liabilities	(1,460)	(1,240)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	515	1,501
Current financial liabilities (excluding trade and other payables and provisions)	(2)	—

Revenue	15,075	18,905
Gross (loss) profit	(751)	2,243
(Loss) Profit for the year, representing total comprehensive loss for the year from continuing operations	(838)	2,149
Dividend income from the joint venture during the year	520	1,422

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

Net assets of the joint venture	582	2,220
Proportion of the Group's ownership interest in the joint venture	65%	65%

Carrying amount of the Group's interest in the joint venture	378	1,443

GRIN-206

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES (Continued)

	2016	2015
	US$'000	US$'000
IVS Bulk Pte Ltd
Current assets	58,051	4,894
Non-current assets	245,414	216,731
Current liabilities	(33,302)	(7,748)
Non-current liabilities	(112,518)	(80,358)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	32,182	2,506
Current financial liabilities (excluding trade and other payables and provisions)	(32,327)	(6,858)
Non-current financial liabilities (excluding trade and other payables and provisions)	(112,518)	(80,358)

Revenue	24,082	11,106
Gross loss	(2,326)	(1,663)
Loss for the year, representing total comprehensive loss for the year from continuing operations	(16,874)	(29,815)

The above loss for the year include the following:
Depreciation and amortisation	9,069	(4,711)
Impairment loss	6,840	(25,017)
Interest income	27	—
Interest expense	(6,802)	(2,815)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

Net assets of the joint venture	157,645	133,519
Proportion of the Group's ownership interest in the joint venture	33.5%	33.5%
Goodwill	3,575	3,575
Other adjustments	(6,406)	(6,406)

Carrying amount of the Group's interest in the joint venture	49,980	41,898

GRIN-207

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES (Continued)

	2016	2015
	US$'000	US$'000
Petrochemical Shipping Limited
Current assets	4,070	5,370
Non-current assets	38,822	40,931
Current liabilities	(12,757)	(1,856)
Non-current liabilities	(102)	(14,347)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	3,357	3,513
Current financial liabilities (excluding trade and other payables and provisions)	(12,288)	(1,275)
Non-current financial liabilities (excluding trade and other payables and provisions)	—	(14,245)

Revenue	8,773	8,546
Gross profit (loss)	317	(113)
Loss for the year, representing total comprehensive loss for the year from continuing operations	(65)	(3,246)

The above loss for the year include the following:
Depreciation and amortisation	(2,581)	(3,014)
Impairment loss	—	(2,366)
Interest income	23	7
Interest expense	(551)	(572)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

Net assets of the joint venture	30,033	30,098
Proportion of the Group's ownership interest in the joint venture	50%	50%
Other adjustments	(2,613)	(4,670)

Carrying amount of the Group's interest in the joint venture	12,404	10,379

GRIN-208

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

15 INTEREST IN JOINT VENTURES (Continued)

	2016	2015
	US$'000	US$'000
Leopard Tankers Pte Ltd
Current assets	12,716	16,519
Non-current assets	125,302	131,557
Current liabilities	(11,820)	(8,153)
Non-current liabilities	(121,378)	(127,791)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	8,119	8,287
Current financial liabilities (excluding trade and other payables and provisions)	(10,825)	(7,983)
Non-current financial liabilities (excluding trade and other payables and provisions)	(121,378)	(127,791)

Revenue	21,401	32,811
Gross profit	5,792	14,473
Profit for the year, representing total comprehensive income for the year from continuing operations	1,315	10,857
Dividend income from the joint venture during the year	4,313	—

The above profit for the year include the following:
Depreciation and amortisation	(6,254)	(6,257)
Interest expense	(4,192)	(3,219)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the combined financial statements:

Net assets of the joint venture	4,820	12,132
Proportion of the Group's ownership interest in the joint venture	50%	50%
Other adjustments	139	180

Carrying amount of the Group's interest in the joint venture	2,549	6,246

GRIN-209

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

16 INTANGIBLE ASSETS

Total
US$'000
Cost:
Balance at 1 January 2015	9,775
Additions	58
Acquisition of business (Note 39.2)	561
Effect of foreign currency exchange differences	(2,143)

Balance at 31 December 2015	8,251
Additions	7
Disposals	(3)
Reclassification from prepayments	919
Effect of foreign currency exchange differences	1,085

Balance at 31 December 2016	10,259

Accumulated amortisation:
Balance at 1 January 2015	1,780
Amortisation	1,101
Effect of foreign currency exchange differences	(658)

Balance at 31 December 2015	2,223
Amortisation	1,057
Effect of foreign currency exchange differences	389

Balance at 31 December 2016	3,669

Carrying Amount:
At 31 December 2016	6,590

At 31 December 2015	6,028

Intangible assets include club memberships, purchased lease contracts and software and licences. Club memberships are lifetime memberships and are not amortised. Lease contracts relate to the purchase of the rights to lease a property on favourable terms to the market, are amortised over the lease term of between 11 and 20 years. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

17 GOODWILL

	2016	2015
	US$'000	US$'000
Cost:
Balance at 1 January	15,039	19,472
Effect of foreign currency exchange differences	1,587	(4,433)

At 31 December	16,626	15,039

Accumulated impairment losses:
Balance at 1 January and 31 December	604	604

Carrying amount:
As 31 December	16,022	14,435

GRIN-210

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

17 GOODWILL (Continued)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill had been allocated as follows:

	2016	2015
	US$'000	US$'000
Carrying amount:
Island Trading and Shipping	3,064	3,064
Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd	12,707	11,150
Parcel Service	251	221
Unicorn Tankers International	604	604

	16,626	15,039

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined based on value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The following CGUs have carrying amounts of goodwill that are considered significant in comparison with the Group's total goodwill balance:

Island Trading and Shipping

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates based on an estimated growth rate of Nil% (2015: Nil%) per annum for the first year, 2.1% (2015: 2.1%) per annum for the second year and 2.2% (2015: 2.2%) per annum thereafter. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 7.55% (2015: 7.55%).

Based on the assessment, management believes that no impairment is required at 31 December 2016 and 2015.

At the end of the reporting period, any reasonably possible changes to the key assumptions applied are not likely to cause the recoverable amounts to be below the carrying amounts of the CGU.

Unicorn Tankers a division of Grindrod Shipping (South Africa) Pty Ltd

The Group prepares five-year period cash flow forecasts derived from the most recent financial budgets approved by management and the cash flows for the five-year period have been extrapolated using an estimated growth rate of 5.8% (2015: 5.8%) per annum. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 12% (2015: 12%).

Based on the assessment, management believes that no impairment is required at 31 December 2016 and 2015.

At the end of the reporting period, any reasonably possible changes to the key assumptions applied are not likely to cause the recoverable amounts to be below the carrying amounts of the CGU.

GRIN-211

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

18 BANK LOANS

	2016	2015
	US$'000	US$'000
Secured—at amortised cost:
Bank Loans	112,545	101,672

Analysed between:
Current portion	34,137	93,560
Non-current portion	78,408	8,112

	112,545	101,672

Interest payable (included in bank loans)	601	564

Loans due after one year are estimated to be repayable as follows:
Within 2 to 5 years	76,821	8,112
After 5 years	1,587	—

	78,408	8,112

The bank loans are secured on cash and certain ships owned by the Group. The cash pledged and the carrying value of the ships under security charge as at 31 December 2016 is US$5,241,000 (2015: US$5,131,000) and US$248,171,000 (2015: US$248,872,000) respectively. In addition, the loan facility has charges over the subsidiaries' earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or the ultimate holding company.

The bank loans are arranged at London Interbank Offered Rate ("LIBOR") plus the respective margins. These bear a weighted average effective interest rate of 3.11% (2015: 2.69%) per annum.

At 31 December 2016, the Group had available US$6,425,000 (2015: US$46,870,000) of undrawn committed borrowing facilities which are subjected to the Group meeting all conditions precedent to drawdown.

The Group has several bank loan facilities and regularly monitors the covenants stated in the loan agreements. At 31 December 2015, the Group breached one of the covenants on certain long-term bank loans. Under the loan agreements, the breach of a covenant gives the bank a right to exercise remedies, including the right of immediate repayment, if the covenant is not rectified within the required period. Due to this breach of the covenant clause, the bank is contractually entitled to request for immediate repayment of the outstanding loan amount of US$63,177,000. Subsequent to the year-end, the banks granted the Group a waiver in respect of the breached covenant. There is no breach of loan covenants at 31 December 2016.

19 TRADE AND OTHER PAYABLES

	2016	2015
	US$'000	US$'000
Trade payables	5,479	2,936
Accrued expenses	26 580	29,722
Advances received	6,208	8,316
Others	1,344	631

	39,611	41,605
Non-current trade and other payables	(1,213)	(687)

Current trade and other payables	38,398	40,918

GRIN-212

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

19 TRADE AND OTHER PAYABLES (Continued)

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group's trade and other payables are denominated in its functional currency and are predominantly non-interest bearing and unsecured.

20 PROVISIONS FOR ONEROUS CONTRACT

	2016	2015
	US$'000	US$'000
Provision for onerous contracts	8,697	4,876

Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. The rate used to discount the future charter payments is 7.55% (2015: 7.55%).

Analysis of provision for onerous contracts:
At beginning of the year	4,876	1,523
Charge to profit or loss	3,821	3,353

At the end of the financial year	8,697	4,876

21 DUE TO RELATED PARTIES

	2016	2015
	US$'000	US$'000
Due to related parties—trade (Note 5)	5,856	3,819
Due to related parties—non-trade (Note 5)	10,340	16,253
Due to joint ventures—non-trade (Note 5)	2,686	825

At the end of financial year	18,882	20,897

Amounts due to related parties are recognised at amortised cost and their carrying values approximate the fair values.

22 LOANS FROM RELATED PARTIES

	2016	2015
	US$'000	US$'000
Amortised cost:
Loans from related parties—unsecured	37,253	—

Included in loan from related parties is the interest payable of US$253,000 (2015: US$ Nil). Loans from related parties are unsecured, repayable on demand and bear an interest of LIBOR plus 3% margin. The weighted average effective interest rate is 3.49% (2015: Nil %) per annum.

GRIN-213

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

23 SHARE CAPITAL AND PREMIUM

	Share capital	Share premium	Total
	US$'000	US$'000	US$'000
Issued and paid up:
At 1 January 2015	417,599	19,905	437,504
Issue of ordinary shares	*	21,597	21,596

At 31 December 2015 and 2016	417,599	41,502	459,101

*
Amount is less than US$1,000.

The ordinary shares of Grindrod Shipping Pte. Ltd., comprising of 101,008 (2015: 101,008) issued and paid up ordinary shares, have no par value, carry one vote per share and carry a right to dividends as and when declared by the company.

The ordinary shares of Grindrod Shipping (South Africa) Pty Ltd, comprising of 5,003 (2015: 5,002) issued and paid up ordinary shares, have a par value of ZAR1 each and carry one vote per share and carry a right to dividends as and when declared by the company. On the 21 May 2015, one ordinary share was issued to the ultimate holding company at a premium of US$21,597,000 (ZAR276,000,000).

24 SHARE OPTION RESERVE

	2016	2015
	US$'000	US$'000
Balance at 1 January	(284)	(450)
Share-based payments expenses	182	166
Forfeited	(221)	—
Exercised	(137)	—

Balance at 31 December	(460)	(284)

The Group's ultimate holding company, Grindrod Limited, operates a share option scheme, in which certain directors of the company participate in. The financial effects of the share options granted to the relevant company's directors are accordingly recharged from the ultimate holding company to be recorded in the financial statements of the Group. Refer to Note 5 Related Party Transactions (ii) Compensation of key management personnel.

In terms of the Forfeitable Share Plan, the company purchases shares in the ultimate company at fair value and grants the shares to the employees, who are eligible for this plan. The participants are entitled to receive dividends paid and to vote in respect of the shares awarded. However, the forfeitable shares cannot be disposed of or otherwise encumbered and are also subject to a risk of forfeiture until the vesting date.

The shares vest in three equal tranches at the end of years three, four and five after award date. For the vesting conditions to be met the participants are required to remain employed by the Group until the vesting date. There are no performance criteria in the vesting conditions. Employees terminating employment due to resignation or dismissal on grounds of misconduct, proven poor performance or proven dishonest or fraudulent conduct will be classified as bad leavers and will forfeit all unvested awards.

25 OTHER RESERVES

Hedging reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge recognised in other comprehensive income and accumulated in hedging reserves is reclassified to profit or loss when the hedged transaction impacts the

GRIN-214

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

25 OTHER RESERVES (Continued)

profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the group's foreign subsidiaries into United States dollars are brought to account by recognising those exchange differences in other comprehensive income and accumulating them in a separate component of equity under the header of translation reserves. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are also recognised in other comprehensive income and accumulated in a separate component of equity under the header of translation reserves.

Non-distributable reserve

The non-distributable reserve arises from the restructure of the group and a buy back of the Broad Based Black Economic Empowerments ("BBBEE") shareholdings in June 2014. The difference between the acquisition price and the fair value of the assets was taken to the non-distributable reserve. This reserve is held until such time as the entity is sold to a third party. At that point the reserve will be released to other comprehensive income and will form part of the total gain or loss on the sale of the business.

26 REVENUE

	2016	2015
	US$'000	US$'000
Charter hire	97,322	116,488
Freight revenue	256,801	301,222

Vessel revenue	354,123	417,710

Sale of ship held for sale	12,275	12,858
Sale of bunkers and other consumables	—	352

Ship sales	12,275	13,210

Management fees	4,178	2,016
Other	956	1,503

Others	5,134	3,519

	371,532	434,439

GRIN-215

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

27 COST OF SALES

	2016	2015
	US$'000	US$'000
Analysis of Cost of sales:
Charter hire expenses	121,080	150,595

Pool distribution	40,414	14,252
Fuel expenses	56,632	84,187
Port expenses	40,552	43,227
Other expenses	2,916	3,589
Forward freight agreements	213	(1,612)

Voyage Expenses	140,727	143,643

Depreciation and amortisation (Note 33)	19,806	26,036

Crew expenses	24,442	24,796
Repairs and maintenance	5,011	5,900
Insurance	3,544	4,442
Other expenses	11,891	12,288

Vessel Operating Costs	44,888	47,426

Cost of sales on sale of ships classified as inventories	13,351	12,765
Cost of sales on sale of bunkers and other consumables	—	146

Cost of Ship Sale	13,351	12,911

Ship lease rentals	13,261	12,914
Container expenses	1,067	1,333
Freight expenses	1,001	950
Cargo handling	1,858	1,644
Provision for onerous contracts (Note 20)	3,821	3,353
Other logistic purchases	4 875	6,772

Other expenses	25,883	26,966

	365,735	407,577

28 SEGMENT INFORMATION

The information reported to the Group's chief operating decision maker, who are directors of the Group, for the purpose of resource allocation and assessment of segment performance is provided based on the six operating segments within the two businesses of the group, which are also reportable segments of the Group:

a.
In the drybulk carrier business, the Group operates a diversified fleet of owned, long-term chartered and joint-venture dry-bulk vessels across the world. The Group operates this business with a focus on the categories of vessels—namely Handysize and Supramax, with all others businesses within this business categorlzed as Others. Accordingly, the reportable segments of the drybulk business are: Handysize; Supramax and Others.

b.
In the tanker business, the group operates a diversified fleet of owned, long-term chartered and joint-venture liquid-bulk vessels across the world. The group operates this business with a focus on the categories of vessels—namely MR Tankers and Small Tankers, with all other businesses within this business categorlzed as Others. Accordingly, the reportable segments of the tanker business are: MR Tankers; Small Tankers and Others.

The reportable segments of the group have been identified on a primary basis by the business segment which is representative of the internal reporting used for management purposes, including the chief operating decision maker, as well as the source and nature of business risks and returns.

GRIN-216

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

28 SEGMENT INFORMATION (Continued)

Joint-ventures financial information are included within the segment information on a proportionate consolidation basis as the Group's chief operating decision maker reviews them together with the entities of the Group. Accordingly, joint-ventures' proportionate financial information are adjusted out to reconcile to the combined financial statements in the 'Adjustment' column.

Segment profit (i.e. Gross (loss)/profit) represents the profit earned by each segment without allocation of central administration costs and directors' salaries. This is the measure reported to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above two segments are accumulated in the 'Unallocated' segment. financial information

Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in the year (2015: Nil).

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets attributable to each segment.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended 31 December 2016 and 2015, one customer accounted for 10% or more of our drybulk business revenues in the amounts of approximately US$40.9 million and US$43.0 million respectively. For the year ended 31 December 2015, two customers accounted for 10% or more of tanker business revenues in the amounts of approximately US$55.9 million and US$13.2 million respectively. For the year ended 31 December 2016, 4 customers accounted for 10% or more of tanker business revenues in the amounts of approximately US$33.2 million, US$13.1 million, US$12.3 million and US$10.6 million, respectively.

The accounting policies of the segments are the same as the group's accounting policies as described in Note 2.

GRIN-217

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

28 SEGMENT INFORMATION (Continued)

The following is an analysis of the Group's revenue, results and additions to non-current assets by segment:

					Tanker Business
	Drybulk Carrier Business								Unallocated			Combined
					MR Tanker	Small Tanker
2016	Handysize	Supramax	Others	Total			Others	Total	Total	Total	Adjustments	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Vessel revenue	97,239	116,171	76,643	290,053	48,672	22,561	15,721	86,954	—	377,007	(22,884)	354,123
Ship sale revenue	—	—	—	—	12,277	—	—	12,277	—	12,277	(2)	12,275
Other	1,670	905	927	3,502	(859)	—	1,118	259	—	3,761	1,373	5,134

Total revenue	98,909	117,076	77,570	293,555	60,090	22,561	16,839	99,490	—	393,045	(21,513)	371,532
Voyage expenses	(53,362)	(56,009)	(20,657)	(130,284)	(5,019)	(3,454)	(113)	(8,586)	—	(138,614)	(2,113)	(140,727)
Vessel operating costs	(27,046)	(2,482)	862	(28,666)	(14,798)	(10,411)	(4,588)	(23,797)	—	(58,463)	13,575	(44,888)
Charter hire	(16,579)	(59,598)	(22,500)	(98,677)	(17,682)	(3,600)	—	(21,282)	—	(119,959)	(1,121)	(121,080)
Depreciation and amortisation	(11,988)	(1,860)	(123)	(13,871)	(7,778)	(1,369)	(3,698)	(12,845)	—	(26,716)	6,910	(19,806)
Cost of ship sale	—	—	—	—	(13,351)	—	—	(13,351)	—	(13,351)	—	(13,351)
Other	(409)	1,436	(26,943)	(25,916)					—	(25,916)	33	(25,883)

Costs of sales	(109,384)	(118,513)	(69,261)	(297,158)	(58,628)	(18,834)	(8,399)	(85,861)	—	(383,019)	17,284	(365,735)

Gross (loss)/profit	(10,475)	(1,437)	8,309	(3,603)	1,462	3,727	8,439	13,625	—	10,026	(4,229)	5,797

Operating profit/(loss)	(20,058)	(8,869)	(3,727)	(32,654)	(8,799)	1,801	7,164	166	(2,804)	(35,292)	(1,457)	(36,749)
Interest received	1,321	1,327	1,159	3,807	276	227	359	862	—	4,669	591	5,260
Interest paid	(4,531)	(1,397)	(91)	(6,019)	(2,477)	(498)	(243)	(3,218)	—	(9,237)	4,338	(4,899)
Share of joint venture profit and loss	—	—	—	—	—	—	—	—	—		(3,472)	(3,472)
Taxation	(1,459)	(1,498)	(2,755)	(5,712)	1,884	1,499	(1,520)	1,863	—	(3,849)		(3,849)

(Loss)/profit for the year	(24,727)	(10,437)	(5,414)	(40,578)	(9,116)	3,029	5,760	(327)	(2,804)	(43,709)	—	(43,709)

Impairment loss on ships	4,425	—	—	4,425	8,200	—	—	8,200		12,625	—	12,625
Capital expenditure	8,005	18,024	540	26,569	26,979	2,455	263	29,697		56,266	(26,711)	29,555

GRIN-218

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

28 SEGMENT INFORMATION (Continued)

				Drybulk				Tanker	Unallocated			Combined
					MR Tanker	Small Tanker
2015	Handysize	Supramax	Others	Total			Others	Total	Total	Total	Adjustments	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Vessel revenue	100,775	145,927	94,218	340,920	70,380	26,498	13,365	110,243	—	451,163	(33,453)	417,710
Ship sale revenue	—	—	—	—	262	12,947	—	13,209	—	13,209	1	13,210
Other	693	268	681	1,642	(2,675)	—	1,064	(1,611)	—	31	3,488	3,519

Total revenue	101,468	146,195	94,899	342,562	67,967	39,445	14,429	121,841	—	464,403	(29,964)	434,439
Voyage expenses	(43,186)	(66,386)	(30,489)	(140,061)	(3,100)	(2,832)	(91)	(6,023)	—	(146,084)	2,441	(143,643)
Vessel operating costs	(26,247)	(320)	(705)	(27,272)	(17,333)	(11,572)	(3,437)	(32,742)	—	(60,014)	12,588	(47,426)
Charter hire	(25,598)	(71,579)	(26,503)	(123,680)	(18,900)	(5,871)	—	(24,771)	—	(148,451)	(2,143)	(150,595)
Depreciation and amortisation	(18,650)	(427)	(23)	(19,106)	(8,975)	(3,730)	(3,064)	(15,769)	—	(34,875)	8,839	(26,036)
Cost of ship sale	(187)	—	—	(187)	(66)	(12,918)	—	(12,984)	—	(13,171)	260	(12,911)
Other	84	(350)	(26,712)	(26,978)					—	(26,978)	(13)	(26,966)

Costs of sales	(113,784)	(139,062)	(84,438)	(337,284)	(48,374)	(37,323)	(6,592)	(92,289)	—	(429,573)	21,996	(407,577)

Gross (loss)/profit	(12,316)	7,133	10,461	5,278	19,593	2,122	7,837	29,552	—	34,830	(7,968)	26,862

Operating profit/(loss)	(104,874)	2,682	463	(101,729)	13,665	1,939	6,810	22,414	(2,812)	(82,126)	15,631	(66,495)
Interest received	632	638	815	2,085	432	243	192	867	—	2,952	149	3,101
Interest paid	(3,299)	(627)	(97)	(4,024)	(2,710)	(458)	(224)	(3,392)	—	(7,416)	2,968	(4,448)
Share of joint venture profit and loss	—	—	—	—	—	—	—	—	—	—	(18,748)	(18,748)
Taxation	(242)	(245)	(1,935)	(2,422)	(497)	(538)	(307)	(1,342)	—	(3,764)		(3,764)

(Loss)/profit for the year	(107,783)	2,448	(754)	(106,089)	10,889	1,186	6,471	(18,547)	(2,812)	(90,354)	—	(90,354)

Impairment loss on ships	63,475	—	—	63,475	—	4,325	—	4,325		67,800		67,800
Capital expenditure	13,656	20,814	2,373	36,843	13,961	818	525	15,304		52,148	(27,373)	24,774

GRIN-219

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

29 OTHER OPERATING INCOME

	2016	2015
	US$'000	US$'000
Foreign exchange gain	4,142	5,020
Other operating income	1,545	1,122

	5,687	6,142

30 INTEREST INCOME

	2016	2015
	US$'000	US$'000
Interests on loans to joint ventures (Note 5)	2,728	153
Guarantee fees from related parties (Note 5)	486	694
Bank interests	1,220	1,403
Other interests	826	851

	5,260	3,101

In 2015, other interest includes interest charged of US$366,000 on deposit refundable from the shipyard for cancellation of ships.

31 INTEREST EXPENSE

	2016	2015
	US$'000	US$'000
Interest on loans from related parties (Note 5)	312	—
Guarantee fees to related parties (Note 5)	514	805
Other finance cost	239	578
Bank loan interests	3,834	3,065

	4,899	4,448

32 OTHER OPERATING EXPENSES

	2016	2015
	US$'000	US$'000
Impairment loss on ships (Note 13)	12,625	67,800
Net foreign exchange loss	4,266	2,888
Other operating expenses	1,202	1,141

	18,093	71,829

GRIN-220

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

33 LOSS FOR THE YEAR

Loss for the year has been arrived at after charging (crediting):

	2016	2015
	US$'000	US$'000
Depreciation of ships, dry-docking and plant and equipment (Note 27)	19,807	26,036
Depreciation of other property, plant and equipment*	687	566
Amortisation of intangible assets*	1,057	1,101

Total depreciation and amortisation	21,551	27,703

Allowance for doubtful debts	(3)	149
Cost of inventories recognised as expense (included in voyage expenses)	51,997	74,131
Expense recognised in respect of equity-settled share-based payments	(176)	166
Employee benefits expenses (including directors' remuneration and share based payments)	15,691	15,213
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,226	1,166

*
Included in administrative expenses

34 INCOME TAX EXPENSE

In December 2004, the Grindrod Shipping Pte. Ltd. was granted incentives under the Approved International Shipping Enterprise Incentive ("AIS") Scheme, with effect from 10 June 2004. The incentives to the company were extended in October 2014, with effect from 10 June 2014. As such, the shipping profits of Grindrod Shipping Pte. Ltd. are exempted from income tax under Section 13F of the Singapore Income Tax Act. The shipping profits of the subsidiaries incorporated in Singapore are exempted from income tax under Section 13A of the Singapore Income Tax Act.

The tax rate used for the 2016 and 2015 reconciliations above is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the law in South Africa is 28% (2015: 28%).

	2016	2015
	US$'000	US$'000
Current tax
In respect of the current year	2,403	265
Withholding taxes	—	(137)
In respect of prior years	48	2

	2,451	130

Deferred tax
In respect of the current year	1,382	3,633
In respect of prior years	16	1

	1,398	3,634

	3,849	3,764

GRIN-221

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

34 INCOME TAX EXPENSE (Continued)

The total charge for the year can be reconciled to the accounting loss as follows:

	2016	2015
	US$'000	US$'000
Loss before tax	(39,860)	(86,590)

Income tax benefit calculated at corporate rate	(6,776)	(14,720)
Adjusted for:
Effect of income that is exempted from tax	(834)	(659)
Effect of expenses that are not deductible in determining taxable profit	5,337	17,882
Effect of different tax rates of subsidiaries operating in other jurisdictions	873	927
Effect of tax losses disallowed to be brought forward	5,185	442
Effect of other income subjected to tax	—	26
Overprovision of tax in prior year	64	3
Withholding tax	—	(137)

	3,849	3,764

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries and joint ventures for which deferred tax liabilities have not been recognised is US$241,000 (2015: US$30,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has unabsorbed tax losses of US$580,000 (2015: US$580,000) available for offset against future non-exempt profits. No deferred tax assets have been recognised on such losses due to the unpredictability of future profit streams.

35 DIVIDENDS

On 11 March 2015, an interim one-tier exempt dividend of US$24.99 per share, amounting to US$2,524,000 was declared and paid from Grindrod Shipping Pte. Ltd. to the ultimate holding company, Grindrod Limited.

On 16 September 2015, an interim dividend of US$1,611,000 (ZAR20,590,626) was declared and paid from Grindrod Shipping (South Africa) Pty Ltd to the ultimate holding company, Grindrod Limited.

36 CONTINGENT LIABILITIES

(a)
Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte Ltd ("TVS"), entered into a facility agreement with TVS' related party, Mitsui & Co. Financial Services (Asia) Ltd ("Lender") on 31 March 2009 for a credit facility of JPY1.92 billion.

Mitsui & Co., Ltd ("Mitsui"), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount ("Mitsui's Guarantee").

In consideration of Mitsui providing Mitsui's Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 29 May 2009. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

(b)
Guarantees from Grindrod Shipping Pte. Ltd. for its joint venture's ship management agreements:

The joint venture, IM Shipping Pte Ltd entered into respective Standard Ship Management Agreement with a third-party ship management company for the management of the ships of the joint venture.

The Group has provided guarantee for the performance by the joint venture of its liabilities and responsibilities under the agreement.

GRIN-222

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

36 CONTINGENT LIABILITIES (Continued)

(c)
Guarantees from Grindrod Shipping Pte. Ltd. for shipbuilding contracts in the subsidiaries owned by the joint venture, IVS Bulk Pte Ltd:

The Group has provided guarantees for the performance of the subsidiaries owned by the joint venture for their liabilities and responsibilities under the shipbuilding contracts, amounting to US$13,118,000 (2015: US$61,171,000). Note 38 provides further details of the remaining commitments.

(d)
Financial support from the Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures:

At 31 December 2016, the Group has provided financial support to joint ventures of US$5,292,000 (2015: US$4,469,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2016 and 2015.

(e)
Guarantees from Grindrod Shipping Pte. Ltd. for a joint venture loan from a financial institution

Leopard Tanker Pte Ltd ("Leopard Tanker") entered into a facility agreement with a financial institution for a credit facility of US$138.5 million. The Group has provided a guarantee of up to 50% of the amount loaned and an undertaking to the lender to ensure a minimum working capital balance of US$250,000 for each of the vessels held by Leopard Tanker.

37 LEASES AND SHIP CHARTERS

a)    As Lessor

The Group has chartered out a number of ships under time charter party agreements which are classified as operating leases. These charters have an average term of one to seven years. Operating lease receipts are recognised in profit or loss during the year as part of revenue.

Note 26 provides details of charter hire income earned during the year.

Future minimum charter receipts receivable under non-cancellable operating leases as at 31 December are as follows:

Chartered to third parties

	2016	2015
	US$'000	US$'000
Within 1 year	11,420	3,755
Between two to five years	18,828	3,835
After five years	7,337	—

	37,585	7,590

b)    As Lessee

The Group has entered into time charter party agreements, classified as operating leases, to charter ships. These charters have terms of five to 10 years with renewal options included in the contracts. Operating lease payments are recognised in profit or loss during the year as part of voyage expenses (classified into 'cost of sales').

GRIN-223

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

37 LEASES AND SHIP CHARTERS (Continued)

Future minimum lease payments payable under the non-cancellable operating leases as at 31 December are as follows:

	2016	2015
	US$'000	US$'000
Within 1 year	80,205	86,208
Between two to five years	143,034	177,925
After five years	15,984	34,584

	239,223	298,717

	2016	2015
	US$'000	US$'000
Minimum lease payments under operating leases recognised as an expense in the year	98,763	109,121

Office leases
Within 1 year	5,129	5,169
Between two to five years	15,333	4,307
After 5 years	6,285	13

	26,747	9,489

Residential property leases
Within 1 year	269	286
Between two to five years	48	91

	317	377

Other leases
Within one year	61	181
Between two to five years	1	7

	62	188

The Group has entered into 3 (2015: 3) office leases which have a remaining non-cancellable lease term ranging from 3 to 33 months (2015: 2 to 45 months).

The Group has entered into 8 (2015: 8) residential property leases which have a remaining non-cancellable lease term ranging from 2 to 16 months (2015: 1 to 20 months, respectively). 3 (2015: 3) of the residential leases are for directors' accommodation (Note 5).

38 COMMITMENTS

A joint venture within the Group has entered into shipbuilding contracts for the construction of 1 (2015: 4) bulk carriers during the financial year. Under the terms of the agreements, the Group has committed to payments for these ships under construction. The following has been authorised:

	2016	2015
	US$'000	US$'000
Due within one year	4,555	27,280

The expenditure will be financed out of cash resources from operations and bank loans.

GRIN-224

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

39 ACQUISITIONS

39.1 Acquisition of assets: Grindrod Maritime LLC

On 3 August 2015, the Group entered into a Sale and Purchase Agreement with a third party for the acquisition of the share capital of Grindrod Maritime LLC (formerly known as "York Maritime Holdings V, LLC"), incorporated in the Marshall Islands, for a purchase consideration of US$12,250,000. The purchase was completed on 6 August 2015.

The assets purchased comprised ship construction in progress. The construction of the asset was completed and delivered on 29 March 2016.

This transaction was determined by management to be in substance, an acquisition of the underlying assets owned by the subsidiary rather than a business combination as defined in IFRS 3 Business Combinations.

39.2 Acquisition of business—Grindrod Terminals—Maydon Wharf

Management had entered into an agreement whereby Ocean Africa Container Lines, a division of Grindrod Shipping (South Africa) Proprietary Limited acquired Grindrod Terminals—Maydon Wharf, a division of Grindrod (South Africa) Proprietary Limited for US$937,560 (ZAR11,982,019) with effect from 1 November 2015. Both companies are wholly owned by Grindrod Limited. The assets and liabilities were transferred at their carrying amounts and the financial results of Grindrod Terminals—Maydon Wharf were consolidated from 1 November 2015. The operations of Grindrod Terminals—Maydon Wharf were incorporated into the existing Ocean Africa Container Lines, a division of Grindrod Shipping (South Africa) Proprietary Limited.

Details of the transaction is as follows:

2015
US$'000
Non-current assets
Property, plant and equipment	345
Intangible assets	561
Deferred tax	268
Current assets
Amounts due from related parties	49
Inventories	2
Trade and other receivables	1,046
Cash and cash equivalents	—
Current liabilities
Amounts due to related parties	(6)
Trade and other payables	(1,327)

Net assets acquired and liabilities assumed	938

The purchase consideration of US$937,560 was financed by way of a loan from a related party.

GRIN-225

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

40 DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the group and the movements thereon, during the current and prior reporting periods:

	2016	2015
	US$'000	US$'000
Deferred taxation analysed by major category:
Capital allowances	(4,199)	(4,992)
Other timing differences	1,249	1,453
Unutilised tax losses	—	2,238

	(2,950)	(1,301)

Reconciliation of deferred taxation:
Opening balance	(1,301)	2,369
Charge to profit or loss for the year (Note 34)	(1,398)	(3,634)
Acquisition of assets (Note 39.2)	—	268
Exchange differences	(251)	(304)

Closing balance	(2,950)	(1,301)

Comprising:
Deferred taxation assets	764	1,209
Deferred taxation liabilities	(3,714)	(2,510)

	(2,950)	(1,301)

Deferred taxation assets on unutilised tax losses have been utilised in the current year.

41 RETIREMENT BENEFIT OBLIGATION

The Group subsidises the medical aid contributions of certain retired employees and has an obligation to subsidise contributions of certain current employees when they reach retirement. In prior periods, the Group undertook to offer pensioners a voluntary benefit in lieu of their current medical subsidy in order to close out the liability on the statement of financial position. The proposed offer had three options, namely an annuity offer, a cash offer or to remain in the scheme. A number of employees chose the annuity and cash offer. The provision has been calculated on the remaining individuals in the scheme.

The risks typically faced by the Group as a result of the post-retirement medical aid are risks relating to inflation, longevity, future changes in legislation, future changes in tax environment, perceived inequality by non-eligible employees, administration of fund and enforcement of eligibility criteria and rules.

During November 2016, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

GRIN-226

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

41 RETIREMENT BENEFIT OBLIGATION (Continued)

The amounts recognised in the annual financial statements in this respect are as follows:

	2016	2015
	US$'000	US$'000
Recognised liability at beginning of the year	1,972	2,625
Recognised in profit or loss in the current year	170	62

Interest on obligation	192	198
Current service cost	—	2
Other	(22)	(138)

Recognised in other comprehensive income in the current year	(77)	(715)

Actuarial gains	(339)	(31)
Translation	262	(684)

Present value of unfunded obligation recognised as a liability at end of year	2,065	1,972
Less: current portion	—	—

Long term portion	2,065	1,972

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	9.4%	9.3%
Discount rate (p.a.)	10.0%	9.5%
Continuation at retirement	84.0%	75.0%

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	Effect of a 1%
	Increase	(Decrease)
Aggregate of the current service cost and interest cost	11.4%	9.8%
Accrued liability at year-end	11.1%	9.4%

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2016 is 13 years.

	2016	2015
	US$'000	US$'000
Present Value of Funded Obligations	—	—
Fair Value of Plan Assets	—	—
Present value of unfunded obligations	2,065	1,947
Present Value of Obligations in excess of Plan Assets	2,065	1,947

42 GOING CONCERN

The historical combined financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern.

43 EVENTS AFTER THE REPORTING PERIOD

(a)
Subsequent to the end of the reporting period, the ship construction-in-progress (Note 13) completed its construction and was delivered on 10 January 2017.

GRIN-227

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.
Pursuant to 17 C.F.R Section 200.83

GRINDROD SHIPPING PTE. LTD. AND GRINDROD SHIPPING (SOUTH AFRICA) PTY LTD

NOTES TO FINANCIAL STATEMENTS (Continued)

31 December 2016

43 EVENTS AFTER THE REPORTING PERIOD (Continued)

(b)
On 4 January 2017, an amount of US$12,375,000 was drawn down from a term loan facility that a joint venture of the Group, IVS Bulk Pte Ltd, entered into with financial institutions.

(c)
On 11 January 2017, an amount of US$24,150,000 was drawn down from a term loan facility that a subsidiary of the Group, Grindrod Maritime LLC, entered into with financial institutions.

(d)
On 30 March 2017, the Group entered into a term loan facility with a financial institution of US$21,000,.000. Grindrod Shipping Pte. Ltd. is a guarantor for the loan facility.

The bank loan is secured by way of:

(i)
Mortgage of the subsidiaries' ships upon draw down of the loan and;

(ii)
Joint guarantees by Grindrod Shipping Pte. Ltd. and three of its subsidiaries for the performance of liabilities and obligations of the company and three of its subsidiaries under the facility agreement.

(e)
On 31 March 2017, the Group fully repaid a loan facility with a financial institution. The loan amount outstanding at 31 December 2016 was US$7,123,000.

(f)
On 30 September 2017, the Group revise certain estimates used in its impairment assessment due to change of management's intention on the plan for the Chinese dry bulk vessels, the older drybulk vessels and the tankers which continue to show a decline in value in the markets. As a result of the change, the Group impaired certain ships to the extent of US$20,212,000. A number of these vessels were held in joint ventures which have resulted in the impairment of investments in joint ventures to the extent of US$17,018,000.

(g)
On 30 September 2017, the Group impaired the goodwill and intangible assets held as a result of the acquisition of Unicorn Calulo Shipping Services Pty Ltd in 2014. The Goodwill was impaired to the extent of US$5,381,033 (ZAR78,024,978) and the intangibles were impaired to the extent of US$3,349,753 (ZAR48,571,429). Management took the decision to impair the value based on the fact that the profits declined from that earned in previous years and the business model has changed thereby effecting the division.

(h)
On 17 October 2017, the ship, Torea was sold and delivered to the new owners. The proceeds amounted to US$11,000,000 and a loss of US$897,000 was recognised in October 2017. The vessel was unencumbered.

(i)
On 27 November 2017, the ship, IVS Kite was sold and delivered to the new owners. The proceeds amounted to US$6,750,000 and a profit of US$2,050,000 was recognised in November 2017. The vessel was encumbered and the term loan was repaid to the extent of US$3,192,313.

(j)
On 5 December 2017, Grindrod Shipping Pte. Ltd. alloted and issued 1 new share of US$15,000,000 to Grindrod Limited.

GRIN-228